Notice of 2025 Annual Meeting of Stockholders & Proxy Statement

PROCORE
TECHNOLOGIES, INC.
ANNUAL REPORT



PROCORE

PROCORE



Dear Fellow Stockholders:

Construction is more than just structures—it's the foundation of our communities and the backbone of our daily lives. From the homes where we gather with loved ones to the infrastructure that keeps our world moving, construction connects us all.

While construction has always played a vital role in society, the industry is now navigating a period of rapid transformation. Demand is rising to meet the needs of a growing global population, projects are becoming more complex, and costs continue to climb. In response, the industry is embracing new ways to build—and we are proud to be developing the technology they trust to make this possible.

At Procore, we believe the best way to meet these challenges is by building together. Our platform is designed to connect owners, general contractors, and specialty contractors—empowering teams to build more efficiently, reduce risk, and eliminate rework. By fostering better collaboration, we're helping to improve outcomes for people, businesses, and the planet.

I started Procore 23 years ago, with a mission to connect everyone in construction on a global platform. Today, over two million construction professionals rely on Procore to do what they do best: build the world around us. I'm proud of the progress we've made, and it's clear we're just getting started. I've never been more excited about the future of construction. And now, thanks to the truly connected nature of our platform, we have the unique opportunity to harness the power of emerging technologies like artificial intelligence. The opportunity to apply AI to the vast amounts of data our users generate presents an unprecedented chance to deliver even greater efficiency, predictability, profitability, and potential for our customers.

Just as construction thrives through collaboration, we know that building strong partnerships with our stockholders is equally important. This year, we deepened those relationships by engaging once again with many of our largest stockholders to gain insights into their thoughts about our corporate governance practices. By maintaining open lines of communication and actively seeking their feedback, we aim to better understand the expectations of our stockholders. This collaborative approach underscores our dedication to building a resilient and forward-thinking company, and we remain committed to continuing this dialogue and working together to create long-term stockholder value.

With that, I'm pleased to invite you to our 2025 Annual Meeting of Stockholders. I encourage you to make your voice heard by voting on the proposals that will be presented at the meeting. Your vote is important. Whether or not you plan to attend the meeting, please vote as soon as possible in advance of the meeting. Voting by proxy will guarantee that your shares are represented at the meeting, whether or not you choose to attend.

Thank you for being part of our journey and for your continued support of Procore. Together, we are building a stronger, smarter, and more connected future—and I couldn't be more excited about what lies ahead.

Craig "Tooey" F. Courtemanche, Jr.
Founder, President, Chief Executive Officer, and Chair of the Board of Directors

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notice of Annual Meeting of Stockholders

Annual Meeting of Stockholders

 **Date & Time**
Thursday, June 5, 2025
9:00 a.m., Pacific Time

 **Location**
www.proxydocs.com/PCOR

 **Record Date**
Close of Business
on April 11, 2025

To attend the 2025 annual meeting of stockholders (the "Annual Meeting") of Procore Technologies, Inc., a Delaware corporation ("Procore," "us," or "our"), you will need the control number that appears on your Notice of Internet Availability of Proxy Materials (the "Notice"), your proxy card, or the voting instructions that accompanied your proxy materials. The Notice is being mailed to stockholders on or about April 24, 2025.

Our Board of Directors has fixed the close of business on April 11, 2025, as the record date (the "Record Date") for the Annual Meeting. Only stockholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.

Items of Business

The Annual Meeting will be held for the following purposes, which are more fully described in the accompanying proxy materials:

Proposal	Board Recommendation	Page Reference
1. To elect Erin M. Chapple, Brian Feinstein, and Kevin J. O'Connor as Class I directors to hold office until our 2028 annual meeting of stockholders	**FOR**	28
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025	**FOR**	29
3. To approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers	**FOR**	32
To conduct any other business properly brought before the Annual Meeting and at any adjournment or postponement thereof	N/A	N/A

Adjournments and Postponements

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above, or at any time and date on which the Annual Meeting may be properly reconvened after being adjourned or postponed.

Meeting Admission

The Annual Meeting will be completely virtual and conducted via live webcast. There will not be a physical meeting location. The virtual-only meeting format allows us to leverage technology to provide a consistent experience to all stockholders regardless of location, to reduce the environmental impact of our meeting, and to facilitate stockholder participation. If you wish to attend the Annual Meeting, you must register in advance using the control number included in the Notice, your proxy card, or the voting instructions that accompanied your proxy materials. Stockholders of record may register for the Annual Meeting by visiting *www.proxydocs.com/PCOR*. After you successfully register, you will receive a confirmation email and an email approximately one hour prior to the start of the Annual Meeting to the email address you provided during registration with a unique link to the virtual meeting. Stockholders who hold their shares through a brokerage firm, bank, or other nominee (i.e., in "street name") should follow the registration instructions provided by their brokerage firm, bank, or other nominee.

You are entitled to notice of and to vote during the Annual Meeting only if you were a Procore stockholder as of the close of business on the Record Date. If you hold your shares in "street name," you should contact your brokerage firm, bank, or other nominee to obtain your legal proxy if you wish to vote during the Annual Meeting. If you do not comply with the procedures outlined above, you will not be permitted access to the Annual Meeting.

The Notice contains instructions on how to access our proxy materials, which include the proxy statement for the Annual Meeting and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (our "2024 Form 10-K"). The Notice will provide instructions on how to vote online or by telephone and includes instructions on how to request a paper copy of the proxy materials by mail or email.

The Annual Meeting will begin promptly on the meeting date set forth above at 9:00 a.m., Pacific Time. The only matters that will be addressed at the Annual Meeting will be the items of business on the agenda included in this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on Thursday, June 5, 2025: The Notice, proxy statement for the Annual Meeting, and our 2024 Form 10-K are available at *www.proxydocs.com/PCOR*.

By Order of the Board of Directors,

Benjamin C. Singer
Chief Legal Officer and Corporate Secretary

Your vote is important. Whether or not you plan to attend the Annual Meeting, please ensure that your shares are voted at the Annual Meeting by signing and promptly returning a proxy card or by using our Internet or telephonic voting system in advance of the Annual Meeting. If your shares are held on your behalf by a brokerage firm, bank, or other nominee (i.e., in "street name"), please read the voting instructions provided to you by your brokerage firm, bank, or other nominee to see which voting options are available to you. Even if you have voted by proxy, you may still vote online if you attend the Annual Meeting. If your shares are held in street name and you wish to vote online during the Annual Meeting, you must obtain a legal proxy issued in your name from your brokerage firm, bank, or other nominee.

Procore Technologies, Inc.
PROXY STATEMENT FOR 2025 ANNUAL MEETING OF STOCKHOLDERS

Table of Contents

Proxy Statement Summary

Below are highlights of certain information about our board of directors ("Board"), business, executive compensation, and stockholder engagement. We encourage you to carefully review this proxy statement (this "Proxy Statement") in its entirety before casting your vote.

Who We Are

Procore Technologies, Inc., a Delaware corporation ("Procore," the "Company," "we," "us," or "our"), is a leading technology partner for every stage of construction. Built for the industry, Procore's unified technology platform drives efficiency and mitigates risk through artificial intelligence and data-driven insights and decision making. Over three million projects have run on Procore across more than 150 countries.

Annual Meeting Information

Date: Thursday, June 5, 2025
Time: 9:00 a.m., Pacific Time

Location: *www.proxydocs.com/PCOR* (Virtual Only)
Record Date: Close of Business on April 11, 2025

Board Highlights

The information provided in this section is current as of April 11, 2025 (the "Record Date"). Please refer to the section titled "Information Regarding the Board of Directors and Corporate Governance" beginning on page 12 of this Proxy Statement for more details.



Independence
1
89%
Independent
8

Age
60+
3
50-60
5
40-50
0
30-40
1
56
Average Age

Tenure of Non-Employee Directors
0 - 5
6 - 10
>10
Years of Service
8
Years Average
Tenure

In addition, 44% of the directors on our Board are female and 11% are ethnically diverse.

Corporate Governance Highlights

Please refer to the section titled "Information Regarding the Board of Directors and Corporate Governance" beginning on page 12 of this Proxy Statement for more details.

+ No dual class voting structure, each share of common stock equals one vote

+ Proactive year-round stockholder engagement

+ Robust Lead Independent Director role with significant responsibilities

+ Regular executive sessions of independent directors

+ Annual Board and committee self-evaluations

+ Robust Board and committee oversight of strategy, risk, business, cybersecurity, and legal, compliance, and regulatory matters

+ Stock ownership guidelines for executive officers and non-employee directors

+ Board and committees have authority to retain independent advisers

+ Annual review of corporate governance policies, plans, programs, and charters

+ All Board committees comprised solely of independent directors

+ Annual evaluation of Board and committee composition and leadership structures

+ Annual review of skills, experience, and contributions of individual directors

+ Limits on outside directorships

+ Board has significant interaction with, and unlimited access to, senior management and other employees

+ Continuing education opportunities for directors

Executive Compensation Highlights

Please refer to the section titled "Executive Compensation" beginning on page 35 of this Proxy Statement for more details.

What We Do	What We Don't Do
+ We focus on providing a competitive compensation package to our executive officers, composed of both annual and long-term incentives that help drive corporate objectives. We believe this approach provides an appropriate blend of incentives to maximize stockholder value.	+ We do not provide defined benefit pension plans, supplemental executive retirement plans, or retiree health benefits for our executive officers.
+ We structure executive compensation to link pay with performance. A significant portion of executive compensation is variable and at-risk.	+ We do not provide our executive officers with tax gross-up payments on severance, change in control, or other payments related to a termination of employment or change in control.
+ In 2024, we introduced performance-based equity incentives for our Chief Executive Officer (our "CEO").	+ We generally do not provide fringe benefits or perquisites to our executive officers.
+ Our Compensation Committee engages an independent third-party compensation consultant to advise on executive and non-employee director compensation matters.	+ We do not provide single-trigger change in control severance benefits.
+ Our Compensation Committee reviews the composition of our compensation peer group annually, and makes adjustments as appropriate.	+ We prohibit hedging transactions, short sales, and generally pledging of our securities.
+ We conduct an advisory vote on the compensation of our named executive officers annually.	

What We Do	What We Don’t Do
+ Our Compensation Committee is composed 100% of independent directors and “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). + We have robust stock ownership requirements for executive officers and non-employee directors. + We have an Insider Trading Policy (as defined below) that applies to all directors, officers, employees, and consultants. + We maintain a clawback policy to recover incentive-based compensation in the event of a material financial restatement or executive misconduct.	


CEO 2024 Compensation Mix
Base Salary
3.52%
Other Compensation
0.03%
PSUs
25% of Equity
Grant
Actual Bonus
0.66%
RSUs
75% of
Equity Grant
At Risk
96.45%
Equity Grant
95.78%


Other NEO 2024 Average Compensation Mix
Base Salary
5.81%
Other Compensation
0.98%
Actual Bonus
0.88%
Equity Grant
92.33%
At Risk
93.21%

At our 2024 annual meeting of stockholders (the “2024 Annual Meeting”), approximately 94% of the votes cast approved, on a non-binding, advisory basis, the fiscal year 2023 compensation of our named executive officers.


Say on Pay
94%
Approved

Business Highlights

Fiscal Year 2024 Financial Highlights

+ Revenue was $1,152 million, an increase of 21% year-over-year.
+ Gross margin calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) was 82%, and non-GAAP gross margin was 86%.

+ GAAP operating margin was (12)% and non-GAAP operating margin was 10%.
+ Net cash provided by operating activities for 2024 was $196 million.
+ Free cash inflow for 2024 was $128 million.

To supplement our consolidated financial statements, which are prepared in accordance with GAAP, we provide investors with certain non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating margin, and free cash inflow. Please refer to Appendix A for a discussion of non-GAAP gross margin, non-GAAP operating margin, and free cash inflow, as well as a reconciliation of these measures, in each case, to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Stockholder Engagement

Maintaining regular dialogue with our stockholders is critically important to our Board and management team. Through our engagement and outreach efforts, we aim to solicit feedback from our investors and understand issues that are important to them, and then regularly communicate that feedback to our senior management and Board. Additionally, we proactively communicate with the investment community and our stockholders about our financial performance, operations, and strategic developments through the following:

+ quarterly earnings releases and calls;
+ participation in a number of investor conferences with webcast presentations;
+ in-person and telephonic meetings with investors and stakeholders, including our Investor Day;
+ proactive outreach to institutional investors, pension funds, and governance professionals from our largest stockholders;
+ webcasts, conference calls, and presentations related to specific developments; and
+ our annual stockholder meeting that includes a Q&A session.

As part of our engagement efforts, we meet with stockholders throughout the year to discuss a range of topics, including strategic priorities and Company performance. In addition, in 2025, we reached out to many of our largest stockholders to seek their input on various corporate topics, including:

+ the proposals presented at, and results of, the 2024 Annual Meeting;
+ our corporate governance practices;
+ the composition of our Board, including how we evaluate director skills and experience; and
+ our executive compensation practices.

Members of our management team participated in these engagements and shared investor feedback with the Nominating and Corporate Governance Committee of our Board (our "Nominating and Corporate Governance Committee") and our Board. We contacted stockholders representing approximately 55% of our outstanding common stock held by unaffiliated stockholders as of December 31, 2024, and met with stockholders representing approximately 23% of our outstanding common stock held by unaffiliated stockholders as of December 31, 2024. Unaffiliated stockholders holding approximately 16% of our outstanding common stock as of December 31, 2024 informed us that they did not need a call with management this cycle. We appreciate the opportunity to hear direct feedback from our stockholders.

General Information

Our Board is soliciting your proxy to vote at the 2025 annual meeting of stockholders (including any adjournments, continuations, or postponements thereof, the "Annual Meeting") of Procore Technologies, Inc., for the purposes set forth in this Proxy Statement. The Annual Meeting will be held virtually via a live webcast on the Internet on Thursday, June 5, 2025, at 9:00 a.m., Pacific Time. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (our "2024 Form 10-K") are first being mailed on or about April 24, 2025, to all stockholders entitled to vote at the Annual Meeting. If you held shares of our common stock at the close of business on the Record Date, you are invited to virtually attend the Annual Meeting and vote on the proposals described in this Proxy Statement. In order to attend and vote during the Annual Meeting, you must register to attend the Annual Meeting by 11:59 p.m., Pacific Time, on June 4, 2025. To access the Annual Meeting, visit *www.proxydocs.com/PCOR*. Stockholders of record as of the Record Date may register for the Annual Meeting on *www.proxydocs.com/PCOR*. Stockholders who hold their shares through a brokerage firm, bank, or other nominee (i.e., in "street name") should follow the instructions provided by their brokerage firm, bank, or other nominee to register for the Annual Meeting.

Our 2024 Form 10-K accompanies this Proxy Statement. You also may obtain a paper copy of our 2024 Form 10-K without charge by following the instructions in the Notice.

The information provided in the section below titled "Questions and Answers" is for your convenience only and is merely a summary of information contained in various sources, including this Proxy Statement, our amended and restated bylaws (our "Bylaws"), our amended and restated certificate of incorporation (our "Charter"), and applicable laws, rules and regulations, among other sources. You should read this entire Proxy Statement carefully. Information contained in, or that can be accessed through, website addresses provided in this Proxy Statement is not intended to be incorporated by reference into this Proxy Statement and references to website addresses in this Proxy Statement are inactive textual references only.

Questions and Answers

Why am I receiving these proxy materials?
Our Board is providing these proxy materials to you in connection with the solicitation of proxies for use at the virtual Annual Meeting for the purpose of considering and acting upon the matters described in this Proxy Statement.

What am I voting on?
There are three matters scheduled for a vote at the Annual Meeting:

+ **Proposal 1**: Election of Erin M. Chapple, Brian Feinstein, and Kevin J. O'Connor as Class I directors to hold office until our 2028 annual meeting of stockholders (the "2028 Annual Meeting");

+ **Proposal 2**: Ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and

+ **Proposal 3**: Approval, on a non-binding, advisory basis, of the compensation of the Company's named executive officers.

In addition, we will conduct any other business that is properly brought before the Annual Meeting and at any adjournment or postponement thereof.

How does the Board recommend that I vote on each proposal?
Our Board recommends that you vote "**FOR**" each director nominee named in Proposal 1, "**FOR**" the ratification of the appointment of PwC as our independent public accounting firm as described in Proposal 2, and "**FOR**" the compensation of the Company's named executive officers as described in Proposal 3.

Why did I receive a notice regarding the availability of proxy materials on the Internet?
Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide

access to our proxy materials over the Internet in lieu of mailing printed copies. Providing our proxy materials via the Internet reduces the costs associated with the Annual Meeting and lowers our environmental impact, without negatively affecting our stockholders' ability to timely access our proxy materials. We have sent you the Notice because our Board is soliciting your proxy to vote at the Annual Meeting. Instructions on how to access the proxy materials over the Internet or to request a printed set of the proxy materials may be found in the Notice. We intend to mail the Notice on or about April 24, 2025, to all stockholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may send you a proxy card, along with a second Notice, after 10 calendar days have passed since our first mailing of the Notice.

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. That other person is called a proxy. We have designated our Chief Legal Officer and Corporate Secretary, Benjamin C. Singer, and our Vice President, Associate General Counsel, Corporate, Securities & M&A, and Assistant Corporate Secretary, Travis Shrout, or either of them, as the Company's proxies for the Annual Meeting.

Will a list of record stockholders as of the Record Date be available?

For 10 days prior to the Annual Meeting, a list of our record stockholders as of the close of business on the Record Date will be available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at the Company's principal place of business at 6309 Carpinteria Avenue, Carpinteria, CA 93013. To access the list of our record stockholders in person beginning 10 days prior to the Annual Meeting and until the Annual Meeting, stockholders should email legalnotice@procore.com.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 11, 2025, will be entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the Record Date. As of the Record Date, there were 149,145,539 shares of common stock outstanding and entitled to vote. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholder of Record: Shares Registered in Your Name If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record. As a stockholder of record, you may vote online during the Annual Meeting or by proxy in advance. If you wish to vote online during the Annual Meeting, you must register to attend the Annual Meeting by visiting *www.proxydocs.com/PCOR* by 11:59 p.m., Pacific Time, on June 4, 2025. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares by proxy in advance of the Annual Meeting through the Internet, by telephone, or by completing and returning a printed proxy card.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee If, at the close of business on the Record Date, your shares were held not in your name, but instead on your behalf by a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that nominee. Those shares will be reported as being held by the nominee (e.g., your brokerage firm, bank, or other nominee) in the system of record used for identifying stockholders. As a beneficial owner of the shares, you are invited to attend the Annual Meeting, and you have the right to direct your brokerage firm, bank, or other nominee how to vote the shares in your account. If you wish to attend the Annual Meeting, you must register to attend using the instructions provided by your brokerage firm, bank, or other nominee. If you wish to vote at the Annual Meeting, you must obtain a legal proxy from your brokerage firm, bank, or other nominee and upload the legal proxy to the virtual meeting website during the Annual Meeting. Further instructions will be provided to you via email once you have registered to attend the Annual Meeting.

How do I vote?

Whether or not you plan to attend the Annual Meeting, we urge you to vote in advance of the Annual Meeting to ensure your vote is counted. Even if you have voted before the Annual Meeting, you may still attend and vote during the Annual Meeting. In such case, your previously submitted proxy will be disregarded. For more information, see the question below titled "Can I change my vote or revoke my proxy after submitting a proxy?"

Stockholder of Record: Shares Registered in Your Name If you are a stockholder of record, you may vote in one of the following ways:

Method	Description
By Internet	To vote in advance of the Annual Meeting through the Internet, go to *www.proxypush.com/PCOR* to complete an electronic proxy card. You will be asked to provide the control number from the Notice or proxy card that accompanied your proxy materials. Votes over the Internet must be received prior to the Annual Meeting to be counted.
By Telephone	To vote in advance of the Annual Meeting by telephone, call (866) 502-1485. You will be asked to provide the control number from the Notice or proxy card that accompanied your proxy materials. Votes by telephone must be received prior to the Annual Meeting to be counted.
By Mail	To vote in advance of the Annual Meeting using a printed proxy card, simply complete, sign, and date the proxy card provided to you and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
In Person (Virtual)	To vote online during the Annual Meeting, you must first register to attend the Annual Meeting at *www.proxydocs.com/PCOR* by no later than 11:59 p.m., Pacific Time, on June 4, 2025. After you successfully register, you will receive a confirmation email, as well as an email approximately one hour prior to the start of the Annual Meeting at the email address you provided during registration with a unique link to the virtual meeting. The webcast will open 15 minutes before the start of the Annual Meeting.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee If you are a beneficial owner of shares held on your behalf by a brokerage firm, bank, or other nominee (i.e., your shares are held in "street name"), you will receive voting instructions from your brokerage firm, bank, or other nominee rather than directly from Procore. You must follow those instructions in order to vote on the matters to be considered at the Annual Meeting. If you want to vote online during the Annual Meeting, you must register to attend the Annual Meeting by following the instructions provided by your brokerage firm, bank, or other nominee and obtain a legal proxy from your brokerage firm, bank, or other nominee. You must submit a copy of the legal proxy on the virtual meeting website during the Annual Meeting in order to vote during the Annual Meeting. Further instructions will be provided to you as part of your registration process.

How do I attend and ask questions during the Annual Meeting?
To facilitate stockholder participation at the Annual Meeting, this year, we will be hosting the Annual Meeting via live webcast only. If you are a stockholder of record, you can attend the Annual Meeting live online by registering in advance at *www.proxydocs.com/PCOR* by no later than 11:59 p.m., Pacific Time, on June 4, 2025. In order to register for the Annual Meeting, you will need your control number, which is included in the Notice or on your proxy card. After you successfully register, you will receive a confirmation email, as well as an email approximately one hour prior to the start of the Annual Meeting at the email address you provided during registration with a unique link to the virtual meeting. If you are the beneficial owner of your shares (that is, you hold your shares in "street name"), you will receive separate instructions from your brokerage firm, bank, or other nominee on how to register for the Annual Meeting and will use the control number provided by your brokerage firm, bank, or other nominee, which will be found on your Notice or voting instruction form.

The Annual Meeting will begin at 9:00 a.m., Pacific Time, on Thursday, June 5, 2025. We recommend that you access the website for the Annual Meeting a few minutes before the Annual Meeting is scheduled to begin to ensure you are logged in when the Annual Meeting starts. The webcast will open 15 minutes before the start of the Annual Meeting. Stockholders attending the Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

We plan to have a Q&A session at the Annual Meeting. If you would like to ask a question during the Annual Meeting, you may submit your question ahead of the Annual Meeting when you register to attend the virtual meeting or you may submit a question during the Annual Meeting via the virtual meeting website after you have logged into the website. To help ensure that we have a productive and efficient meeting, and in fairness to all stockholders in attendance, you will also find posted on the virtual meeting website our rules of conduct for the Annual Meeting. We will answer as many questions submitted in accordance with the rules of conduct as possible in the time allotted for the Annual Meeting. Only questions that are relevant to an agenda item to be voted on by stockholders at the Annual Meeting will be answered.

What if I have technical difficulties or trouble accessing the Annual Meeting?
Details on how to access technical support for the Annual Meeting will be provided to you after you register to attend the Annual Meeting. We encourage you to log in a few minutes before the start of the meeting to allow ample time to address any technical difficulties before the Annual Meeting live webcast begins.

How many votes do I have?
For each matter to be voted upon at the Annual Meeting, each holder of shares of our common stock will have one vote per share held as of the close of business on the Record Date.

What if another matter is properly brought before the Annual Meeting?
Other than the matters described in this Proxy Statement, our Board does not intend to bring any other matters to be voted on at the Annual Meeting, and currently knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy will authorize your proxy holder (one of the individuals named on your proxy card) to exercise discretionary authority to vote your shares on such other matters.

Can I vote my shares by filling out and returning the Notice?
No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by proxy in advance of the Annual Meeting through the Internet or by telephone or online during the Annual Meeting.

What does it mean if I receive more than one Notice?
If you receive more than one Notice, your shares may be registered in more than one name or in more than one account. Please follow the voting instructions on each Notice that you receive to ensure that all of your shares are voted.

Can I change my vote or revoke my proxy after submitting my proxy?
Yes. If you are a stockholder of record, you can change your vote or revoke your proxy at any time before the Annual Meeting in one of the following ways:

+ submit another properly completed proxy card with a later date or grant a subsequent proxy via telephone or the Internet;

+ send a timely written notice that you are revoking your proxy to our Chief Legal Officer and Corporate Secretary via email at legalnotice@procore.com; or

+ attend the Annual Meeting and vote online during the Annual Meeting. Simply attending the Annual Meeting will not, by itself, change your vote or revoke your proxy. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions or vote in advance of the Annual Meeting by telephone or through the Internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

Your latest-dated proxy card or telephone or Internet proxy is the one that is counted.

If you are a beneficial owner and your shares are held in "street name" on your behalf by a brokerage firm, bank, or other nominee, you should follow the instructions provided by that brokerage firm, bank, or other nominee to change your vote.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote through the Internet, by telephone, by completing a proxy card, or online during the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted in accordance with the recommendations of our Board as follows:

+ "**FOR**" the election of Erin M. Chapple, Brian Feinstein, and Kevin J. O'Connor as Class I directors to hold office until the 2028 Annual Meeting;

+ "**FOR**" the ratification of the appointment of PwC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

+ "**FOR**" the compensation of the Company's named executive officers as described in this Proxy Statement.

If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will exercise discretionary authority to vote your shares.

If I am a beneficial owner of shares held in "street name" and I do not provide my brokerage firm, bank, or other nominee with voting instructions, what happens?

If you are a beneficial owner and do not instruct your brokerage firm, bank, or other nominee on how to vote your shares, your shares will be considered "uninstructed" and the question of whether your nominee will still be able to vote your shares depends on whether, pursuant to the rules of the New York Stock Exchange (the "NYSE"), the particular proposal is deemed to be a "routine" matter. Under the rules of the NYSE, brokerage firms, banks, and other nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the NYSE rules and interpretations, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as elections of directors (even if not contested), mergers, stockholder proposals, executive compensation, and certain corporate governance proposals, even if management-supported.

Proposals 1 and 3 are considered to be "non-routine" under NYSE rules, meaning that your brokerage firm, bank, or other nominee may not vote your shares on those proposals in the absence of your voting instructions. In such case, failing to provide your brokerage firm, bank, or other nominee with voting instructions on Proposal 1 or 3 will result in a "broker non-vote" with respect to such proposal, as further described in the question below titled "What are 'broker non-votes'?" However, Proposal 2 is considered to be a "routine" matter under NYSE rules, meaning that if you do not return voting instructions to your brokerage firm, bank, or other nominee by its deadline, your shares may be voted by your brokerage firm, bank, or other nominee in its discretion on Proposal 2.

If you are a beneficial owner of shares held in "street name" and you do not plan to attend the Annual Meeting, in order to ensure your shares are voted in the way you prefer, you must provide voting instructions to your brokerage firm, bank, or other nominee by the deadline provided in the materials you receive from your brokerage firm, bank, or other nominee.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will be present if stockholders holding at least a majority of the voting power of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present at the Annual Meeting virtually or by proxy. On the Record Date, there were 149,145,539 shares of our common stock outstanding and entitled to vote. Thus, the holders of 74,572,770 shares must be present virtually or represented by proxy at the Annual Meeting in order for a quorum to be present.

Your shares will be counted as present only if you submit a valid proxy (or one is submitted on your behalf by your brokerage firm, bank, or other nominee) or if you vote online during the Annual Meeting. Votes withheld, abstentions, and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chair of the Annual Meeting or holders of a majority of the voting power of the shares present at the Annual Meeting may adjourn the Annual Meeting to another date.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting. For Proposal 1, the inspector will count "For" and "Withhold" votes as well as broker non-votes. Only "For" votes will affect the outcome of Proposal 1. For Proposals 2 and 3, the inspector will count "For" and "Against" votes, abstentions, and, if applicable, broker non-votes. Abstentions are not applicable with respect to Proposal 1. Abstentions will have the same effect as "Against" votes for Proposals 2 and 3. Broker non-votes on Proposals 1 and 3 will have no effect and will not be counted towards the vote total. Proposal 2 is considered a "routine" matter—accordingly, if you hold your shares in "street name" and do not provide voting instructions to your brokerage firm, bank, or other agent that holds your shares, your brokerage firm, bank, or other agent has discretionary authority to vote your shares on Proposal 2. We do not expect any broker non-votes on Proposal 2.

How many votes are required for the approval of the proposals to be voted on at the Annual Meeting? How will abstentions and broker non-votes be treated?

Proposal	Vote Required for Approval	Board Recommendation	Effect of Votes Withheld / Abstentions	Effect of Broker Non-Votes
1: Election of three Class I directors	Plurality of the shares present virtually or by proxy during the Annual Meeting and entitled to vote thereon. The three director nominees who receive the largest number of votes cast "FOR" such nominees will be elected. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by our Board.	**FOR**	Votes withheld have no effect.	Broker non-votes have no effect.
2: Ratification of the appointment of independent registered public accounting firm	Affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy during the Annual Meeting and entitled to vote thereon.	**FOR**	Abstentions count as votes "AGAINST" the proposal.	We do not expect any broker non-votes on this proposal because it is considered to be a "routine" matter under NYSE rules. Accordingly, if you hold your shares in "street name" and do not provide voting instructions to your brokerage firm, bank, or other nominee for this proposal, such brokerage firm, bank, or other nominee has discretionary authority under NYSE rules to vote your shares on this proposal.

Proposal	Vote Required for Approval	Board Recommendation	Effect of Votes Withheld / Abstentions	Effect of Broker Non-Votes
3: Advisory vote on the compensation of the Company's named executive officers	Affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy during the Annual Meeting and entitled to vote thereon.	FOR	Abstentions count as votes "AGAINST" the proposal.	Broker non-votes have no effect.

What are "broker non-votes"?

When a beneficial owner of shares held in "street name" does not give voting instructions to the brokerage firm, bank, or other nominee holding the shares as to how to vote on matters deemed to be "non-routine" under NYSE rules, the brokerage firm, bank, or other nominee cannot vote the shares and the shares are deemed not to be entitled to vote on such matters. These unvoted shares are counted as "broker non-votes." Proposals 1 and 3 are considered to be "non-routine" under NYSE rules and, therefore, broker non-votes may exist in connection with these proposals.

How can I find out the results of the voting at the Annual Meeting?

We expect that preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amendment to the Form 8-K to publish the final results.

When are stockholder proposals and director nominations due for next year's annual meeting?

Requirements for stockholder proposals to be considered for inclusion in our proxy materials To be considered for inclusion in next year's proxy materials, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, must be submitted in writing to our Chief Legal Officer and Corporate Secretary and received at our principal executive offices at Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013, no later than the close of business on December 25, 2025. However, if the date of the 2026 annual meeting of stockholders (the "2026 Annual Meeting") changes by more than 30 days from the one-year anniversary of the date of the Annual Meeting, then such proposals must be received a reasonable time before we begin to print and send our proxy materials for the 2026 Annual Meeting.

Requirements for stockholder proposals (including director nominations) to be brought before the Annual Meeting Our Bylaws provide that, for stockholder proposals that are not sought to be included in our proxy materials to be considered at an annual meeting, stockholders must give timely advance written notice thereof to our Corporate Secretary at our principal executive offices. In order to be considered timely, notice of a proposal (including a director nomination) for consideration at the 2026 Annual Meeting that is not sought to be included in our proxy materials for such meeting must be received by our Corporate Secretary in writing not earlier than the close of business on February 5, 2026, nor later than the close of business on March 7, 2026.

However, if the 2026 Annual Meeting is held earlier than May 6, 2026, or later than August 4, 2026, the notice must be received (1) not earlier than the close of business on the 120th day prior to such meeting and (2) not later than the close of business on the later of (a) the 90th day prior to such meeting and (b) the 10th day following the day on which public announcement of the date of such meeting is first made. Any such notice must include the information required by our Bylaws. If such written notice is not timely received or does not satisfy these additional information requirements, the notice will not be considered properly submitted and will not be acted upon at the 2026 Annual Meeting.

Who is paying for this proxy solicitation?

We will pay for the cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokerage firms, banks, and other nominees for the cost of forwarding proxy materials to beneficial owners. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

Information Regarding the Board of Directors and Corporate Governance

The following table sets forth the ages, independence determination, committee membership, term of office on our Board, and position or office held with the Company, if applicable, as of the Record Date, of the Class I nominees standing for election at the Annual Meeting and of our other directors who will continue in office after the Annual Meeting:

					Current Committee Membership		
Class[1]	Name	Age	Independent	Director Since	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
I	Erin M. Chapple	50	✓	December 2021		M	
I	Brian Feinstein	39	✓	June 2014			M
I	Kevin J. O'Connor	64	✓	May 2004	M		
II	Craig F. Courtemanche, Jr. *President, CEO, and Chair of the Board*	57		January 2002			
II	Kathryn A. Bueker	54	✓	April 2021	M*		
II	Nanci E. Caldwell	67	✓	March 2020		C	M
III	William J.G. Griffith IV	53	✓	March 2015			
III	Graham V. Smith *Lead Independent Director*	65	✓	February 2020	C*		
III	Elisa A. Steele	58	✓	February 2020		M	C

✓ Independent   C Committee Chair   M Committee Member   * Audit Committee Financial Expert

[1] Class II directors will continue in office until the 2026 Annual Meeting. Class III directors will continue in office until the 2027 annual meeting of stockholders (the "2027 Annual Meeting"). Class I director nominees are up for election at the Annual Meeting and, if re-elected, will continue in office until the 2028 Annual Meeting.

Set forth below is biographical information for the Class I director nominees and each person whose term of office as a director will continue after the Annual Meeting. This includes information regarding each director's experience, qualifications, attributes, and/or skills that led our Board to recommend them for Board service.

Class I Director Nominees for Election at the Annual Meeting for a Three-Year Term Expiring at the 2028 Annual Meeting



Age: 50

Director since:
December 2021

Committees:
Compensation

Erin M. Chapple
Director

Since September 2024, Ms. Chapple has served at Microsoft Corporation, a technology company, as Corporate Vice President, Commercial Solutions Areas. Ms. Chapple has held a number of leadership positions at Microsoft, including Corporate Vice President of Product for Azure Core, a public cloud computing platform, from March 2021 to August 2024, Corporate Vice President for Azure Compute, from April 2019 to March 2021, Corporate Vice President of Windows Server, from June 2018 to April 2019; and General Manager of Windows Server and Director of Program Management, from October 2014 to June 2018. Ms. Chapple joined Microsoft in 1998 as a Program Manager on the Small Business Server. Ms. Chapple holds a B.A.S. in Electrical Engineering from the University of Waterloo and an M.A. in Applied Behavioral Science from Bastyr University.

Skills and Qualifications: Ms. Chapple is qualified to serve on our Board because of her experience in the software and technology industries and service as an executive of a publicly-traded technology company.



Age: 39

Director since:
June 2014

Committees:
Nominating and Corporate Governance

Brian Feinstein
Director

Since 2013, Mr. Feinstein has served as a Partner at Bessemer Venture Partners, a global venture capital and private equity firm, where he has been employed since 2008. Mr. Feinstein holds an A.B. in Government from Harvard University.

Skills and Qualifications: Mr. Feinstein is qualified to serve on our Board because of his experience in the venture capital industry, his knowledge of the Company, his experience with software and technology companies, and his experience serving as a director of privately-held companies, including software and technology companies.



Age: 64

Director since:
May 2004

Committees:
Audit

Kevin J. O'Connor
Director

Since June 2018, Mr. O'Connor has served as a Partner at ScOp Venture Capital, a venture capital firm. From May 2009 until its acquisition by Amazon.com, Inc. in May 2017, Mr. O'Connor served as Chief Executive Officer of Graphiq, a technology company. Following the acquisition, Mr. O'Connor managed Graphiq's integration strategy from May 2017 through May 2018. From January 1996 to August 2000, Mr. O'Connor served as Chief Executive Officer of DoubleClick, a technology company. From April 1992 to July 1995, Mr. O'Connor served in various executive roles at Digital Communications Associates, a technology company. From May 1983 to April 1992, Mr. O'Connor served in various research roles at InterComputer Communications Corporation, a technology company, until its acquisition by Digital Communications Associates in April 1992. Mr. O'Connor holds a B.S. in Electrical Engineering from the University of Michigan, Ann Arbor.

Skills and Qualifications: Mr. O'Connor is qualified to serve on our Board because of his knowledge of the Company, his experience serving as an executive of various technology companies, and his experience serving as a director of various privately-held companies, including software and technology companies.

Class II Directors Continuing in Office Until the 2026 Annual Meeting



Age: 57

Director since:
January 2002

Committees:
None

Craig F. Courtemanche, Jr.
President, CEO and Chair of the Board

Mr. Courtemanche is the founder of the Company. He has served as our President since November 2019, having previously served in this role from January 2002 to May 2004. In addition, Mr. Courtemanche currently serves as the Chair of our Board, and has served as our CEO and on our Board since January 2002. On March 10, 2025, we announced that Mr. Courtemanche intends to transition to Executive Chairman upon the appointment of his successor (the "CEO Transition"). As Executive Chairman, he will continue to be deeply involved in the Company's business and lead our Board. Until a successor is appointed, there will be no changes to Mr. Courtemanche's current role. From 1996 to 2001, Mr. Courtemanche served as the founder and Chief Executive Officer of Webcage, a software consulting firm. From 1993 to 1996, Mr. Courtemanche served as a software engineer at Skip Steveley & Associates, a consulting firm.

Skills and Qualifications: Mr. Courtemanche is qualified to serve on our Board because of the perspective and experience he brings as our founder, President, and CEO, as well as his experience in the construction and software industries.



Age: 54

Director since:
April 2021

Committees:
Audit

Kathryn A. Bueker
Director

Since June 2018, Ms. Bueker has served as the Chief Financial Officer of HubSpot, Inc., a customer relationship management platform company. Prior to HubSpot, Ms. Bueker spent 11 years in financial leadership roles of increasing responsibility at Akamai Technologies, Inc., a content-delivery network and cloud service company, most recently serving as Senior Vice President of Business Finance and Operations. Prior to joining Akamai, Ms. Bueker spent almost a decade in investment banking at The Blackstone Group, UBS, Credit Suisse, and Donaldson, Lufkin & Jenrette. Ms. Bueker holds a B.A in Mathematics from Cornell University and an M.B.A. from the Massachusetts Institute of Technology.

Skills and Qualifications: Ms. Bueker is qualified to serve on our Board because of her experience serving as an executive of a publicly-traded software company, as well as in other financial leadership roles.



Age: 67

Director since:
March 2020

Committees:
Compensation
(*Chair*)
Nominating and Corporate Governance

Nanci E. Caldwell
Director

From January 2002 until it was acquired by Oracle Corporation in December 2004, Ms. Caldwell served as Executive Vice President and Chief Marketing Officer at PeopleSoft, Inc., an enterprise software company. From April 2001 to January 2002, she served as Senior Vice President and Chief Marketing Officer at PeopleSoft. Prior to PeopleSoft, Ms. Caldwell spent 19 years at Hewlett-Packard Company, an information technology company, where she held a number of senior management positions. Ms. Caldwell currently serves on the boards of directors of Equinix, Inc., an information technology data center company, and the Canadian Imperial Bank of Commerce, a retail banking company. Ms. Caldwell previously served on the boards of directors of Citrix Systems, Inc., an enterprise software company, from July 2008 to December 2022, Donnelley Financial Solutions, Inc., a regulatory compliance company, from October 2016 until May 2020, and Talend SA, a software company, from February 2017 until January 2020. Ms. Caldwell holds a B.A. in Psychology from Queen's University, Kingston, Canada.

Skills and Qualifications: Ms. Caldwell is qualified to serve on our Board because of her experience in the software and technology industries and service as an executive and a director of publicly-traded companies, including software and technology companies.

Class III Directors Continuing in Office Until the 2027 Annual Meeting



Age: 53

Director since:
March 2015

Committees:
None

William J.G. Griffith IV
Director

Since January 2013, Mr. Griffith has served as a Partner at ICONIQ Capital, a global investment firm, where he founded ICONIQ Growth, a growth equity platform, and IPI, a digital real estate business. From August 2003 to December 2011, Mr. Griffith served as a General Partner at Technology Crossover Ventures, a private equity and venture capital firm. Mr. Griffith began his career as an investment banker at Morgan Stanley, and also worked at The Beacon Group, a private equity firm that was acquired by JPMorgan Chase & Co. Mr. Griffith currently serves on the board of directors of ServiceTitan, Inc., a cloud-based customer relationship management software company. Mr. Griffith previously served on the board of directors of BlackLine, Inc., a software company, from September 2013 until February 2020. Mr. Griffith holds A.B. degrees in Engineering and History from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business.

Skills and Qualifications: Mr. Griffith is qualified to serve on our Board because of his experience in the venture capital industry, his knowledge of the Company, his experience with software and technology companies, and his experience serving as a director of publicly-traded and privately-held companies, including software and technology companies.



Age: 65

Director since:
February 2020

Committees:
Audit *(Chair)*

Graham V. Smith
Lead Independent Director

Since January 2023, Mr. Smith has served as our lead independent director. Mr. Smith previously served as our lead independent director from May 2021 to December 2021. From November 2021 to April 2022, Mr. Smith served as interim Chief Executive Officer of Splunk Inc., a software company. From August 2014 to June 2015, Mr. Smith served as Executive Vice President of Salesforce, Inc., a cloud-based software company, and as Chief Financial Officer of Salesforce from March 2008 to August 2014. From January 2003 to December 2007, Mr. Smith served as Chief Financial Officer of Advent Software, Inc., a portfolio accounting software company. Mr. Smith currently serves on the boards of directors of Axon Enterprise, Inc., a global public safety technology company, and GoDaddy, an Internet domain registry and web hosting company. Mr. Smith previously served on the boards of directors of Elliott Opportunity II Corp., a special purpose acquisition company, from June 2021 to December 2021, Slack Technologies, Inc., a software company, from December 2018 until it was acquired in July 2021, Citrix Systems, Inc., an enterprise software company, from December 2015 to June 2018, Blackline, Inc., a software company, from May 2015 to May 2022, Xero Limited, a cloud-based accounting software company, from April 2015 to March 2020, MINDBODY, Inc., a cloud-based wellness services company, from January 2015 until it was acquired in February 2019, and Splunk Inc. from August 2011 until it was acquired in March 2024 (including as chair from March 2019 to March 2024). Mr. Smith holds a B.Sc. in Economics and Politics from University of Bristol in England and previously qualified as a chartered accountant in England and Wales (inactive).

Skills and Qualifications: Mr. Smith is qualified to serve on our Board because of his experience in the software industry and service as an executive and a director of publicly-traded companies, including software and technology companies.



Age: 58

Director since:
February 2020

Committees:
Compensation

Nominating and
Corporate
Governance *(Chair)*

Elisa A. Steele
Director

From December 2021 to December 2022, Ms. Steele served as our lead independent director. From August 2018 to August 2019, Ms. Steele served as Chief Executive Officer of Namely, Inc., a human resources software company. From January 2014 to July 2017, Ms. Steele served in various executive positions at Jive Software, Inc., a communication software company, including as President and Chief Executive Officer from February 2015 to July 2017. From August 2013 to December 2013, Ms. Steele served as Corporate Vice President and Chief Marketing Officer of Consumer Applications and Services at Microsoft Corporation, a technology company. Ms. Steele served as Chief Marketing Officer of Skype Inc. (owned by Microsoft) from July 2012 to August 2013. Prior to Skype, Ms. Steele served as Executive Vice President and Chief Marketing Officer at Yahoo! Inc., an Internet services company. Ms. Steele currently serves on the boards of directors of Amplitude Inc., a digital optimization company, JFrog Ltd., a software company, Bumble Inc., a software company, and Nextdoor Holdings, Inc., a social networking company. She previously served on the boards of directors of Cornerstone OnDemand, Inc., a software company, from June 2018 to June 2021 (including as chair of the board of directors from June 2018 to July 2020 and as co-chair of the board of directors from July 2020 to June 2021), Splunk Inc., a software company, from September 2017 until it was acquired in March 2024, Namely, from August 2017 to September 2022 (including as chair of the board), and Jive, from February 2015 to August 2018. Ms. Steele holds a B.S. in Business Administration from the University of New Hampshire and an M.B.A. from San Francisco State University.

Ms. Steele plans to resign from the board of directors of Amplitude immediately following Amplitude's 2025 annual meeting of stockholders.

Skills and Qualifications: Ms. Steele is qualified to serve on our Board because of her experience in the software and technology industries and service as an executive and a director of publicly-traded companies, including software and technology companies.

Director Independence

Our common stock is listed on the NYSE. Under the listing standards of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under the listing standards of the NYSE, a director will only qualify as an "independent director" if the listed company's board of directors affirmatively determines that the director does not have a material relationship with the company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the company) that, in the opinion of the listed company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing standards of the NYSE. Additionally, compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing standards of the NYSE.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that Kathryn A. Bueker, Nanci E. Caldwell, Erin M. Chapple, Brian Feinstein, William J.G. Griffith, IV, Kevin J. O'Connor, Graham V. Smith, and Elisa A. Steele do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards of the NYSE and the applicable rules and regulations of the SEC. In making these affirmative determinations, our Board considered the current and prior relationships between each non-employee director or any of his or her family members, and the Company, its senior management, and its independent auditor, as well as all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions described in the section titled "Certain Relationships and Related Person Transactions" beginning on page 66 of this Proxy Statement.

Board Leadership

Our Nominating and Corporate Governance Committee reviews at least annually the leadership structure of our Board and makes such recommendations to our Board as our Nominating and Corporate Governance Committee deems appropriate. Currently, our Board believes that it is in the best interests of the Company and our stockholders for our CEO, Mr. Courtemanche, to serve as both CEO and Chair of the Board given his knowledge of the Company and industry and his strategic vision. As part of the CEO Transition, Mr. Courtemanche intends to transition to Executive Chairman upon the appointment of a successor. Until a successor is appointed, there will be no changes to Mr. Courtemanche's current role.

Lead Independent Director

Our amended and restated corporate governance guidelines (our "Corporate Governance Guidelines") provide that one of our independent directors shall serve as the lead independent director at any time when an independent director is not serving as the chair of the Board. Because Mr. Courtemanche has served and continues to serve in both of the roles of principal executive officer ("PEO") of the Company and Chair of the Board, our Board has appointed Graham V. Smith to serve as our lead independent director. As lead independent director, Mr. Smith presides over periodic meetings of our independent directors, coordinates activities of the independent directors, and performs such additional duties as our Board may otherwise determine and delegate. Our Board believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board, and sound corporate governance policies and practices.

Committees of Our Board of Directors

Our Board has established an Audit Committee (our "Audit Committee"), a Compensation Committee (our "Compensation Committee"), and a Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees of our Board are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Our Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our Audit Committee consists of Graham V. Smith, Kathryn A. Bueker, and Kevin J. O'Connor. The chair of our Audit Committee is Graham V. Smith. Our Board has determined that each member of our Audit Committee satisfies the independence requirements under the listing standards of the NYSE and Rule 10A-3(b)(1) of the Exchange Act. Our Board has determined that each of Graham V. Smith and Kathryn A. Bueker is an "audit committee financial expert" within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our Board has examined each Audit Committee member's scope of experience and the nature of their employment.

The primary purpose of our Audit Committee is to discharge the responsibilities of our Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and risk management, and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

+ helping our Board oversee our corporate accounting and financial reporting processes, as well as the audit and integrity of our financial statements;

+ conducting an annual risk assessment;

+ managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal controls over financial reporting, when required;

+ discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

+ overseeing procedures for employees to submit concerns about fraud (including with respect to accounting and audit matters), abuse, and other misconduct;

+ reviewing related person transactions;

+ approving or, as permitted, pre-approving, audit, audit-related, and permissible non-audit services to be performed by the independent registered public accounting firm;

+ monitoring the Company's cybersecurity and data privacy risks and the steps the Company has taken to monitor and control exposure to such risks;

+ monitoring the Company's liquidity; and

+ preparing the Audit Committee report that the SEC requires in our annual proxy statement.

Our Audit Committee operates under a written charter that satisfies the applicable listing standards of the NYSE, which is available to stockholders on our website at https://investors.procore.com.

Compensation Committee

Our Compensation Committee consists of Nanci E. Caldwell, Erin M. Chapple, and Elisa A. Steele. The chair of our Compensation Committee is Nanci E. Caldwell. Our Board has determined that each member of our Compensation Committee is independent under the listing standards of the NYSE and a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board in overseeing our compensation policies, plans, and benefits programs, and to review and approve the compensation to be paid to our executive officers, non-employee directors, and certain other employees, as appropriate. Specific responsibilities of our Compensation Committee include:

+ reviewing and approving, or recommending to the Board for approval, the compensation of our CEO, other executive officers, and certain other employees;

+ reviewing and recommending to our Board the compensation of our non-employee directors;

+ determining the companies to be included in the Company's compensation peer group;

+ administering our equity incentive plans and other benefit programs;

+ reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

+ reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy and assessment of whether our compensation practices support our business objectives.

Our Compensation Committee operates under a written charter that satisfies the applicable listing standards of the NYSE, which is available to stockholders on our website at https://investors.procore.com.

Processes and Procedures for Compensation Decisions
Our Compensation Committee is primarily responsible for establishing and reviewing our overall compensation philosophy, policies, plans, and benefits programs. In addition, our Compensation Committee oversees our compensation strategy, policies, plans, and benefits programs, administers our equity compensation plans, and reviews and approves all compensation decisions relating to our executive officers, including our CEO. Our Compensation Committee considers recommendations from our CEO regarding the compensation of our executive officers other than himself. Typically, our Compensation Committee meets quarterly, or with greater frequency if necessary, and meets regularly in executive session. From time to time, our Compensation Committee may invite to its meetings any director, officer, or employee of the Company, and such other persons, as it deems appropriate in order to carry out its responsibilities.

Our Compensation Committee has formed a Management Equity Award Committee (the "MEAC") and adopted an MEAC charter, pursuant to which our Compensation Committee delegated authority to a committee composed of our Chief Financial Officer, Chief Legal Officer, and Chief People Officer to grant, without any further action required by our Board or Compensation Committee, time-based restricted stock unit ("RSU") awards under our 2021 Equity Incentive Plan (as amended, our "2021 Plan") to our employees and other service providers who are neither Section 16 officers nor members of the MEAC, subject to the limitations set forth in the MEAC charter. As part of its oversight function, our Compensation Committee reviews on a quarterly basis the awards granted by the MEAC. The delegation of authority under the MEAC charter is not exclusive, and both our Board and our Compensation Committee retain the right to grant equity awards.

Under its charter, our Compensation Committee has the right to retain or obtain the advice of compensation consultants, independent legal counsel, and other advisers. For the fiscal year ended December 31, 2024, and for prior fiscal years, our Compensation Committee retained Compensia, Inc. ("Compensia"), a national compensation consulting firm with compensation expertise relating to technology companies, to provide it with competitive market information, analysis, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our Compensation Committee to, among other things, assist in developing an appropriate group of peer companies to help us determine the appropriate level of overall compensation for our executive officers and non-employee directors, as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation-related services to us, and maintains a policy that is specifically designed to prevent any conflicts of interest. In addition, our Compensation Committee has assessed the independence of Compensia, taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of the NYSE, and concluded that no conflict of interest has arisen with respect to the work that Compensia performs for our Compensation Committee.

Compensation Committee Interlocks and Insider Participation
None of Ms. Caldwell, Ms. Chapple, or Ms. Steele is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Elisa A. Steele, Nanci E. Caldwell, and Brian Feinstein. The chair of our Nominating and Corporate Governance Committee is Elisa A. Steele. Our Board has determined that each member of our Nominating and Corporate Governance Committee is independent under the listing standards of the NYSE.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

+ identifying and evaluating candidates, including nominating incumbent directors for reelection and nominees recommended by stockholders, to serve on our Board;

+ considering and making recommendations to our Board regarding the composition and chairmanship of the committees of our Board;

+ developing and making recommendations to our Board regarding corporate governance guidelines and matters; and

+ overseeing periodic evaluations of our Board's performance, including committees of our Board.

Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable listing standards of the NYSE, which is available to stockholders on our website at https://investors.procore.com.

Board and Committee Meetings

Our Board is responsible for the oversight of management and the strategy of the Company and for establishing corporate policies. Our Board meets periodically during the year to review significant developments affecting us and to act on matters requiring the approval of our Board. Our Board met five times during our last fiscal year. Our Audit Committee met 10 times during our last fiscal year. Our Compensation Committee met six times during our last fiscal year. Our Nominating and Corporate Governance Committee met five times during our last fiscal year. During our last fiscal year, each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served. It is Procore's policy to strongly encourage our directors to attend the Annual Meeting. Five of our then-serving directors attended the 2024 Annual Meeting.

As required under applicable NYSE listing standards, our non-management directors met four times during our last fiscal year in regularly scheduled executive sessions at which only non-management directors were present. Our independent directors met during at least one of such regularly scheduled executive sessions. Mr. Smith, our lead independent director in 2024, presided over these executive sessions.

Role of the Board in Risk Oversight

Our Board oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for the Company. Our Board plays an integral role in guiding management's risk tolerance and determining an appropriate level of risk.

In connection with its reviews of the operations of our business, our full Board addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity and liquidity risks. Our Board appreciates the evolving nature of our business and industry and is actively involved in monitoring new threats and risks as they emerge. In particular, our Board is committed to the prevention, timely detection, and mitigation of the effects of cybersecurity threats and incidents.

At periodic meetings of our Board and its committees, management reports to and seeks guidance from our Board and its committees with respect to the most significant risks that could affect our business, such as legal risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks.

While our full Board has overall responsibility for evaluating key business risks, its committees monitor and report to our Board on certain risks, as described below:

Audit Committee
The Audit Committee monitors our major financial, reporting, and cybersecurity risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines,

internal controls, and policies that govern the process by which risk assessment and management is undertaken. Management provides our Audit Committee periodic reports on our compliance programs and investment policy and practices. Our Audit Committee also oversees our annual enterprise risk assessment, monitors compliance with legal and regulatory requirements, and directly supervises our internal audit function.

Two committees report to our Audit Committee in support of its risk assessment function. Our Enterprise Risk Management Committee, which is composed of members of management from a variety of departments, provides updates and input to our Audit Committee and our Board regarding the identification and evaluation of material risks to the Company and the Company's risk assessment and enterprise risk management framework. Our cross-functional Cybersecurity Committee, which is composed of members of management from various departments, reviews and reports to our Audit Committee on cybersecurity threats, risks, and mitigation efforts.

Compensation Committee
The Compensation Committee assesses and monitors whether any of our compensation policies and practices have the potential to encourage excessive risk-taking and strives to create incentives that encourage a level of risk-taking consistent with our business strategy. In connection with its oversight of compensation-related risks, our Compensation Committee reviews our compensation programs and practices for employees (including executives) and evaluates whether our programs and practices encourage unnecessary or excessive risk-taking and controls, and how such programs and practices are structured with respect to risks and rewards, as well as controls designed to mitigate any risks.

Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee oversees risks associated with director independence and the composition and organization of our Board, monitors the effectiveness of our Corporate Governance Guidelines, plans for leadership succession (including, as part of the CEO Transition, assisting the Board in evaluating potential successors to our CEO), and provides general oversight of our other corporate governance policies and practices.

Nomination to the Board of Directors

Candidates for nomination to our Board are selected by our Board based on the recommendation of our Nominating and Corporate Governance Committee in accordance with the committee's charter, our policies, our Charter, our Bylaws, our Corporate Governance Guidelines, and the requirements of applicable law. In recommending candidates for nomination, our Nominating and Corporate Governance Committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and Bylaws, using the same criteria to evaluate all such candidates.

A stockholder that wishes to recommend a candidate for election to our Board must send a written notice directed to our Corporate Secretary at Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013. The written notice must include, among other things, the candidate's name, age, business and residential address, biographical data, and the number of Procore shares held by the candidate. Stockholder recommendations must be made in compliance with our Bylaws and Corporate Governance Guidelines.

Evaluations of candidates generally involve a review of background materials and internal discussions, as well as candidate interviews. In addition, our Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Director Qualifications

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal and regulatory requirements, NYSE listing requirements, and the provisions of our Charter, Bylaws, Corporate Governance Guidelines, and charters of the Board committees, our Board will consider the following factors in considering director candidates: (i) relevant expertise to offer advice and guidance to management, (ii) sufficient time to devote to Procore's affairs, (iii) excellence in his or her field, (iv) the ability to exercise sound business judgment, (v) diversity of skills, background, perspective, and experience, (vi) commitment to rigorously represent the long-term interests of Procore's stockholders, and (vii) the average tenure of directors serving on our Board and, if applicable, the tenure of the continuing directors.

When considering nominees, our Board and Nominating and Corporate Governance Committee may consider other factors, including, but not limited to: the current composition of our Board; Procore's current operating requirements; the candidates' character, integrity, judgment, independence, areas of expertise, corporate experience, length of service, potential conflicts of interest, and other commitments; and the long-term interests of our stockholders. Our Board and Nominating and Corporate Governance Committee evaluate the foregoing factors, among others, and do not assign any particular weighting or priority to any of the factors.

Stockholder Communications with our Board

Stockholders and other interested parties who wish to communicate with the non-management members of our Board or with an individual non-management director may do so by mail addressed to our Chief Legal Officer and Corporate Secretary at Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013. In accordance with our policies and procedures for stockholder communications to independent directors, our Chief Legal Officer and Corporate Secretary (or our Legal Department), in consultation with appropriate directors as deemed necessary by the Chief Legal Officer and Corporate Secretary, will review all incoming stockholder communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations, and patently offensive or otherwise inappropriate material) and, if appropriate, will route such communications to the appropriate director(s) or, if none is specified, to the Chair of the Board or the lead independent director.

Corporate Governance Guidelines

Our Board has adopted our Corporate Governance Guidelines to ensure that it has the necessary practices in place to review and evaluate Procore's business operations and make decisions that are independent of our management. Our Corporate Governance Guidelines set forth the practices our Board follows with respect to Board composition and selection, Board meetings and involvement of senior management, executive officer performance evaluation and succession planning, Board compensation, director education, and conflicts of interest.

Our Corporate Governance Guidelines contain limits for the number of additional public company boards on which directors may serve. Non-employee directors should not serve on more than four additional public company boards without the approval of our Board. Members of our Audit Committee should not serve on more than two additional public company audit committees without the approval of our Board. Any director who is the chief executive officer or another named executive officer of a public company (including Procore) may serve on the board of that public company, but should not serve on more than one additional public company board without the approval of our Board. Further, directors who are employees of Procore must also obtain any approvals required under our Code of Conduct (defined below) to serve on the board of directors, or any similar supervisory body, of any for-profit company other than Procore.

Our Corporate Governance Guidelines, as well as the charters for each committee of our Board, are posted on our website at https://investors.procore.com.

Code of Business Conduct and Ethics

We believe that our core values and high ethical standards are foundational to building a healthy company that can appropriately manage risks and opportunities. We have adopted a code of business conduct and ethics (our "Code of Conduct") that applies to our and our subsidiaries' directors, officers (including our PEO, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employees, and independent contractors. Our Code of Conduct is available on our website at https://investors.procore.com. In addition, we post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers of, any provision of our Code of Conduct.

Insider Trading Policy

We have adopted an insider trading policy (our "Insider Trading Policy") governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, and consultants, our subsidiaries, and our affiliates, which we believe is reasonably designed to promote compliance with insider trading laws, rules, regulations, and NYSE listing standards. We also have procedures, like requiring our directors and certain employees to pre-clear transactions relating to our securities, in place that are designed to support the foregoing purposes. In addition, it is our intent to comply with applicable laws, rules, and regulations relating to insider trading when engaging in transactions in our securities, including any repurchases of our stock pursuant to our stock repurchase program. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2024 Form 10-K.

Prohibition on Hedging, Short Sales, and Pledging

Our Insider Trading Policy prohibits engaging in derivative securities, hedging transactions with respect to Procore's securities, and similar transactions designed to decrease the risks associated with holding Procore's securities except as otherwise set forth in the Insider Trading Policy. Our employees may be permitted to contribute their Procore stock to an exchange fund following review and approval of any such proposed transaction by our Compliance Officer (as defined in our Insider Trading Policy) or an authorized designee. In addition, our Insider Trading Policy prohibits directors, officers, employees, and consultants of the Company and its subsidiaries and affiliates from pledging Procore's securities as collateral for a loan or holding Procore's securities in margin accounts, unless done in accordance with our pledging policy. Pursuant to our pledging policy, only our CEO is eligible to pledge Procore securities. In addition, any proposed pledge must receive pre-clearance from our Compliance Officer and must not exceed 15% of the requesting party's holdings of Procore securities, and the requesting party must demonstrate an ability to repay loan amounts without resort to the securities intended to be pledged.

Director Compensation

Director Compensation Table

The following table presents information regarding compensation earned by or paid to our directors for the fiscal year ended December 31, 2024, other than to Mr. Courtemanche, our President, CEO, and Chair of our Board, who is also a member of our Board but did not receive any additional compensation for service as a director. The compensation of Mr. Courtemanche is set forth below under the section titled "Executive Compensation—Summary Compensation Table" on page 48 of this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Kathryn A. Bueker	45,000	191,350	0	236,350
Nanci E. Caldwell	54,300	191,350	0	245,650
Erin M. Chapple	42,500	191,350	0	233,850
Brian Feinstein[2]	0	0	250	250
William J.G. Griffith IV[3]	0	0	0	0
Kevin J. O'Connor	45,000	191,350	0	236,350
Graham V. Smith	78,000	191,350	0	269,350
Elisa A. Steele	52,500	191,350	0	243,850

(1) Stock awards contain service-based vesting conditions. The amount reported in this column represents the aggregate grant-date fair value of equity awards granted to a director during the fiscal year ended December 31, 2024, under our 2021 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, Stock Compensation ("ASC Topic 718"). The assumptions used in calculating the grant-date fair value of the equity award reported in this column are set forth in the notes to our audited consolidated financial statements included in our 2024 Form 10-K. This amount does not reflect the actual economic value that may be realized by the directors.

(2) Mr. Feinstein declined his cash fees for his service in the fiscal year ended December 31, 2024, and his Annual Award in connection with the 2024 Annual Meeting. The amount reported as "All Other Compensation" for Mr. Feinstein represents a birthday gift card.

(3) Mr. Griffith declined his cash fees for his service in the fiscal year ended December 31, 2024 and his Annual Award in connection with the 2024 Annual Meeting.

The following table presents information on stock awards granted to non-employee directors during the fiscal year ended December 31, 2024, and the aggregate number of shares of our common stock underlying stock awards held by our non-employee directors as of December 31, 2024.

Name	Number of Shares Underlying RSU Awards Granted During the Fiscal Year Ended December 31, 2024	Number of Shares Underlying RSUs Held as of December 31, 2024
Kathryn A. Bueker	2,887	9,665
Nanci E. Caldwell	2,887	2,887
Erin M. Chapple	2,887	2,887
Brian Feinstein[1]	0	0
William J.G. Griffith IV[2]	0	0
Kevin J. O'Connor	2,887	2,887
Graham V. Smith	2,887	2,887
Elisa A. Steele	2,887	2,887

(1) Mr. Feinstein declined his Annual Award in connection with the 2024 Annual Meeting.

(2) Mr. Griffith declined his Annual Award in connection with the 2024 Annual Meeting.

Non-Employee Director Compensation Policy

We have adopted a non-employee director compensation policy, pursuant to which each non-employee director will be eligible to receive compensation for his or her service consisting of the cash retainers and equity awards described below. Our Board or our Compensation Committee has the discretion to amend, modify, suspend, or terminate the non-employee director compensation policy as it deems necessary or appropriate. No changes were made to the compensation granted to non-employee directors in 2024.

Equity Compensation

Each new non-employee director who joins our Board automatically receives, on the date of joining our Board, an RSU award having a target equity value of $450,000 (the "Initial Award"). Each Initial Award will vest in three equal annual installments, with the first vesting date being the company vesting date (each February 20, May 20, August 20, and November 20, each a "Company Vesting Date") that most closely precedes the first anniversary of the grant date of the Initial Award, subject to the non-employee director continuing to provide service to us through each applicable vesting date.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director, and who has been a non-employee director for not less than six months as of such annual meeting date, will (unless waived) automatically receive an RSU award having a target equity value of $200,000 (the "Annual Award"). Each Annual Award will vest on the date of the following year's annual meeting of our stockholders (or the date immediately prior to the date of the next annual meeting of our stockholders if the non-employee director's service as a director ends at such meeting due to the director's failure to be reelected or the director not standing for reelection), subject to the non-employee director continuing to provide service to us through the applicable vesting date.

For RSUs granted in 2024 and later, each non-employee director has the opportunity to elect to defer settlement of the RSUs until the earlier of (i) the date that is 90 days following the date on which the director ceases to serve as a member of the Board or (ii) a change in control (each as described in the non-employee director compensation policy).

In the event of a change in control (as defined in our 2021 Plan), each non-employee director's then outstanding Initial Award and Annual Award, if any, will become fully vested immediately prior to the closing of the change in control, provided that the non-employee director remains in continuous service through such time.

All outstanding and future options and RSUs issued under our 2014 Equity Incentive Plan (our "2014 Plan") and our 2021 Plan (including those held by our non-employee directors) will vest in full in connection with the holder's termination of service by reason of death or permanent disability.

Cash Compensation

In addition, each non-employee director is entitled to receive the following cash compensation for services on our Board and its committees as follows:

+ $35,000 annual cash retainer for service as a Board member, and an additional annual cash retainer of $20,000 for service as lead independent director of our Board, if any;

+ $10,000 annual cash retainer for service as a member of our Audit Committee, and $23,000 annual cash retainer for service as chair of our Audit Committee (in lieu of the committee member service retainer);

+ $7,500 annual cash retainer for service as a member of our Compensation Committee, and $15,000 annual cash retainer for service as chair of our Compensation Committee (in lieu of the committee member service retainer); and

+ $4,300 annual cash retainer for service as a member of our Nominating and Corporate Governance Committee, and $10,000 annual cash retainer for service as chair of our Nominating and Corporate Governance Committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, prorated for any partial months of service.

Compensation Limit

Pursuant to our non-employee director compensation policy, the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value; provided that such amount will be increased to $1,000,000 in the first fiscal year in which a newly-appointed or newly-elected non-employee director joins our Board.

Expenses

We reimburse each non-employee director for any ordinary and reasonable out-of-pocket expenses actually incurred by such director in connection with their service on the Board, including in-person attendance at, and participation in, meetings of our Board and any committee of the Board, as well as certain continuing director education offerings.

Stock Ownership Guidelines

For a description of our stock ownership guidelines, which apply to our non-employee directors, please refer to the section titled "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines" on page 45 of this Proxy Statement.

Proposal 1 Election of Directors

Our Board currently consists of nine members and is divided into three classes. Each class consists of one-third of the total number of directors on the Board, and each class has a three-year term. At each annual meeting of stockholders, the successors to directors whose terms expire at such meeting will be elected to serve from the time of election until the third annual meeting following the election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal.

Our directors are divided into the three classes as follows:

+ the Class I directors are Erin M. Chapple, Brian Feinstein, and Kevin J. O'Connor, whose terms will expire at the Annual Meeting;

+ the Class II directors are Craig F. Courtemanche, Jr., Kathryn A. Bueker, and Nanci E. Caldwell, whose terms will expire at the 2026 Annual Meeting; and

+ the Class III directors are William J.G. Griffith IV, Graham V. Smith, and Elisa A. Steele, whose terms will expire at the 2027 Annual Meeting.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, or removal.

Each of Erin M. Chapple, Brian Feinstein, and Kevin J. O'Connor is currently a member of our Board, and, at the recommendation of our Nominating and Corporate Governance Committee, has been nominated for reelection to serve as a Class I director. Each of these nominees has agreed to stand for reelection at the Annual Meeting. Our management has no reason to believe that any nominee will be unable to serve. If elected at the Annual Meeting, each of these nominees would serve until the 2028 Annual Meeting and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, or removal.

> **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR**
> **THE ELECTION OF EACH CLASS I DIRECTOR NOMINEE NAMED ABOVE**

Proposal 2 Ratification of the Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and has further recommended that the Board submit, and the Board has submitted, the appointment of PwC as our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PwC has served as our independent registered public accounting firm since 2015. Representatives of PwC are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or laws require stockholder ratification of the appointment of PwC as our independent registered public accounting firm. However, the Board, upon the recommendation of our Audit Committee, is submitting the appointment of PwC to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the appointment, our Audit Committee will review its future appointment of PwC as our independent registered public accounting firm. Even if the appointment is ratified, our Audit Committee may, in its sole discretion, direct the appointment of different independent auditors at any time during the fiscal year if they determine that such a change would be in the best interests of Procore and its stockholders.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us by PwC for the periods set forth below.

	Fiscal Year Ended December 31,	
	2024	2023
	($ in thousands)	
Audit Fees[1]	3,654	3,454
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
All Other Fees[4]	2	2
Total Fees	3,656	3,456

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements and 2024 audit of our internal control over financial reporting, and reviews of our unaudited interim financial statements included in our quarterly reports on Form 10-Q. This category also includes fees for services in connection with statutory and regulatory filings or engagements.
(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees."
(3) Tax fees consist of fees for a variety of permissible services relating to tax advice.
(4) All other fees consist of license fees for disclosure checklist software.

Pre-Approval Policies and Procedures

Our Audit Committee approves all audit and audit-related services, as well as permitted non-audit services (subject to a *de minimis* exception for qualifying permissible non-audit services that do not, in the aggregate, amount to more than 5% of total fees paid to our independent registered public accounting firm), that our independent registered public accounting firm provides to us in accordance with our audit and non-audit services pre-approval policy. Pre-approval may be given as part of our Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual, explicit, case-by-case basis before the independent registered public accounting firm is engaged to provide each service.

All of the services relating to the fees described in the table above were pre-approved by our Audit Committee in accordance with our audit and non-audit services pre-approval policy.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025

Report of the Audit Committee of the Board of Directors

Our Audit Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2024, with our management. Our Audit Committee has also reviewed and discussed with PwC, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. Our Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountants' communications with our Audit Committee concerning independence, and has discussed with PwC the accounting firm's independence. Based on the foregoing, our Audit Committee has recommended to our Board that the audited financial statements be included in our 2024 Form 10-K, which was filed with the SEC on February 26, 2025.

Members of the Audit Committee
Graham V. Smith, Chair
Kathryn A. Bueker
Kevin J. O'Connor

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any filing of Procore under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Proposal 3 Advisory Vote on the Compensation of the Company's Named Executive Officers

Under Section 14A of the Exchange Act, the Company's stockholders are entitled to vote to approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, commonly referred to as a "say-on-pay" vote.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies, and practices described in this Proxy Statement. The compensation of the Company's named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis ("CD&A"), the compensation tables, and the related narrative disclosure contained in this Proxy Statement. As discussed in those disclosures, the Company believes that its compensation policies and decisions are based on our philosophy of executive pay tied to performance, and are strongly aligned with our stockholders' interests. Meanwhile, compensation of the Company's named executive officers is designed to enable the Company to attract and retain talented and experienced executives to lead the Company successfully in a highly competitive environment.

At the 2023 Annual Meeting, our stockholders indicated, by a non-binding, advisory vote, that they agreed with our Board's recommendation that we solicit a non-binding, advisory say-on-pay vote every year. Our Board has adopted a policy that is consistent with that preference. A "say-on-frequency" vote is required at least every six years and, as such, our next say-on-frequency vote will take place no later than 2029.

Our Board is asking the stockholders to indicate their support for the compensation of the Company's named executive officers as described in this Proxy Statement by casting a non-binding, advisory vote **"FOR"** the following resolution:

> "RESOLVED, that the stockholders of Procore Technologies, Inc. approve, on a non-binding, advisory basis, the compensation paid to its named executive officers, as disclosed pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion set forth below in the section titled *Executive Compensation*."

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our Board and our Compensation Committee value the opinions of our stockholders in this matter and intend to consider the results of this vote in making determinations in the future regarding our executive compensation program and arrangements.

> **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u>**
> **THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS**

Executive Officers

The following table sets forth information for our executive officers as of the Record Date.

Name	Age	Title
Craig F. Courtemanche, Jr.	57	President, CEO, and Chair of our Board
Howard Fu	51	Chief Financial Officer and Treasurer
Benjamin C. Singer	48	Chief Legal Officer and Corporate Secretary
Lawrence J. Stack	59	Chief Revenue Officer
Steven S. Davis	58	President, Product and Technology

Biographical information for Craig F. Courtemanche, Jr. is included above with the director biographies in the section titled "Information Regarding the Board of Directors and Corporate Governance" beginning on page 12 of this Proxy Statement.

Howard Fu
Mr. Fu has served as our Chief Financial Officer and Treasurer since May 2023. From February 2021 to May 2023, Mr. Fu served as our Senior Vice President, Finance. From October 2015 to February 2021, Mr. Fu served as Vice President of FP&A at DocuSign, Inc., an electronic signature technology company, where he managed the financial planning and analysis organization. Prior to Docusign, Mr. Fu held various positions at LinkedIn Corporation, a business and employment-focused social media company, from September 2014 to September 2015, Salesforce, Inc., a cloud-based software company, from February 2012 to September 2014, and Visa Inc., a financial services company, from March 2008 to February 2012. Mr. Fu holds a B.S. in Civil Engineering from the University of California, Berkeley, an M.B.A. in Finance from Yale University, and an M.S. in Management Science and Engineering from Stanford University.

Benjamin C. Singer
Mr. Singer has served as our Chief Legal Officer since April 2019 and as our Corporate Secretary since June 2019. From November 2014 to April 2019, Mr. Singer served as General Counsel and Corporate Secretary of Blue Apron Holdings, Inc., a food delivery service company. From April 2011 to November 2014, Mr. Singer served in various legal roles at Gilt Groupe, an e-commerce company, including most recently as Vice President, Associate General Counsel and Assistant Corporate Secretary. From May 2007 to April 2011, Mr. Singer was an associate attorney at Kirkland & Ellis LLP, a law firm. From September 2004 to May 2007, he was an associate attorney at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. Singer holds B.A. degrees in Philosophy and Religious Studies from Indiana University and a J.D. from The University of Texas School of Law.

Lawrence J. Stack
Mr. Stack has served as our Chief Revenue Officer since February 2024. From April 2018 to February 2024, he served as Executive Vice President, Chief Revenue Officer, Global Sales and Services at Red Hat, Inc., an enterprise software company and subsidiary of International Business Machines (IBM). From April 2017 to April 2018, he served as Senior Vice President, Chief Revenue and Sales Officer at DXC Technology Company, an information technology services and consulting company. From February 2013 to April 2017, he served as Senior Vice President, Enterprise Services, Chief Sales Officer at the Hewlett Packard Enterprise Company, an information technology company. Prior to Hewlett Packard, Mr. Stack held executive sales roles at Accenture, Electronic Data Systems (which was acquired by Hewlett Packard in 2008), and Fujitsu General America, Inc. He also previously served as a Field Services Officer with the United Nations, on the National Security Council of the White House, and in the U.S. Air Force. Mr. Stack holds a B.S. in Behavioral Sciences from the University of Maryland.

Steven S. Davis

Mr. Davis has served as our President, Product and Technology since August 2022. From December 2020 to August 2022, Mr. Davis served as Chief Technology Officer at Babylon Healthcare, PLLC, a global digital health services company. From December 2015 to December 2020, Mr. Davis held a number of leadership roles at Expedia Group, Inc., an online travel company, including Senior Vice President positions where he led the growth and scale of multiple organizations under the Expedia brand. Mr. Davis began his Expedia tenure when it acquired HomeAway, Inc., a vacation rental marketplace company, including HomeAway's subsidiary VRBO.com, Inc. Mr. Davis served in a number of technology executive roles at HomeAway from January 2007 until December 2015, when HomeAway was acquired by Expedia. In addition, Mr. Davis has held a number of entrepreneurial and engineering executive and leadership roles building, managing, and scaling technology and product organizations across diverse sectors, spanning enterprise, software-as-a-service, and global online marketplaces, during his career.

SECTION 16 OFFICERS

Our executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act. As of the Record Date, William F. Fleming, Jr. is also subject to the reporting requirements of Section 16(a) of the Exchange Act as our principal accounting officer. The following table sets forth information for Mr. Fleming:

Name	Age	Title
William F. Fleming, Jr.	41	Senior Vice President, Corporate Controller

William F. Fleming, Jr.

Mr. Fleming has served as our Senior Vice President, Corporate Controller and principal accounting officer since April 2021. From June 2018 to April 2021, he served as our Vice President, Corporate Controller. Prior to joining Procore, from August 2007 to May 2018, Mr. Fleming worked at Ernst & Young Global Limited, an accounting firm, where he primarily worked with multinational technology companies. Mr. Fleming holds a B.B.A. and a Masters in Professional Accounting from The University of Texas, and is a certified public accountant.

Executive Compensation

Compensation Discussion and Analysis

Overview

This CD&A describes the objectives, philosophy, and elements of our executive compensation program for the fiscal year ended December 31, 2024. It also discusses how and why our Compensation Committee arrived at specific compensation decisions for the fiscal year ended December 31, 2024 for each individual who served as our PEO or PFO during any portion of 2024, and the three other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2024 (collectively, our "named executive officers"):

Name	Position
Craig F. Courtemanche, Jr.	President, CEO, and Chair of the Board
Howard Fu	Chief Financial Officer and Treasurer
Benjamin C. Singer	Chief Legal Officer and Corporate Secretary
Lawrence J. Stack[1]	Chief Revenue Officer
Steven S. Davis	President, Product and Technology

(1)   Mr. Stack joined the Company as Chief Revenue Officer on February 15, 2024.

Executive Summary

The key features of our executive compensation program include the following:

+ **Our executive bonuses are dependent on meeting corporate objectives**. Our annual performance-based bonus opportunities for all of our named executive officers are "at-risk" and dependent upon our achievement of corporate objectives established early each year.

+ **We emphasize long-term equity incentives**. Equity awards are an integral part of our executive compensation program, and comprise the primary portion of our named executive officers' target total direct compensation. These awards, which generally vest over multiple years, strongly align our executive officers' interests with those of our stockholders by providing a continuing financial incentive to maximize long-term value for our stockholders and by encouraging our executive officers to remain employed with us over the long term.

+ **We maintain an independent Compensation Committee**. Our Compensation Committee consists solely of independent directors.

+ **Our Compensation Committee has retained an independent third-party compensation consultant** for guidance in making compensation decisions. The compensation consultant advises our Compensation Committee on market practices, including identifying a peer group of companies and their compensation practices, so that our Compensation Committee can regularly assess the Company's individual and total compensation programs against these peer companies, the general competitive marketplace, and other industry data points.

+ **We balance short-term and long-term equity incentives.** The equity awards that we grant to executives typically vest quarterly over four years, with a one-year cliff for new hires.

+ **We introduced stock ownership guidelines** for our executive officers and non-employee directors in 2024, effective January 1, 2025, to further align the interests of our executive officers and non-employee directors with those of our stockholders by requiring our executive officers and non-employee directors to acquire and maintain a meaningful number of shares of the Company's common stock.

+ **We introduced performance-based equity incentives for our CEO**. Beginning in 2024, we awarded performance-based restricted stock units ("PSUs") to our CEO, with PSUs representing 25% of his total annual equity award. In 2025, we increased the percentage mix of PSUs in our CEO's annual equity award from 25% to 50% (50% PSUs and 50% RSUs).

+ **We do not provide our executive officers with tax gross-up payments** on any severance, change in control, or other payments related to a termination of employment or change in control.

+ **We generally do not provide executive fringe benefits or perquisites** to our executive officers.

+ **We do not provide any "single trigger" change in control payments or benefits** to our executive officers.

Advisory Vote on Executive Compensation

At the 2024 Annual Meeting, we conducted an annual stockholder advisory vote regarding our executive officer compensation program (commonly referred to as a "say-on-pay" vote), with approximately 94% of votes cast being in favor of the say-on-pay proposal. Given the significant level of stockholder support for the say-on-pay proposal, our Compensation Committee did not make any significant changes to our executive compensation program in response to the outcome of the vote. However, our Compensation Committee intends to monitor and continually evaluate our executive compensation program and to continue to consider the outcome of each year's say-on-pay vote and our stockholders' views when making future compensation decisions with respect to our named executive officers.

At the 2023 Annual Meeting, we held a stockholder advisory vote regarding the frequency with which we should conduct say-on-pay votes (commonly referred to as a "say-on-frequency" vote). An overwhelming majority of votes cast were in favor of conducting a say-on-pay vote annually. As such, we have included a say-on-pay proposal in this Proxy Statement and will continue to conduct a say-on-pay vote annually until we are required to conduct our next "say-on-frequency" vote in 2029.

Objectives, Philosophy and Elements of Executive Compensation

Our executive compensation program is designed to:

+ attract, incentivize, reward, and retain employees at the executive level who contribute to our long-term success;

+ provide compensation packages to our executives that are fair and competitive, and that reward the achievement of our business objectives;

+ establish a direct link between our financial performance and the cash bonus and long-term equity incentives provided to our executives; and

+ effectively align our executives' interests with those of our stockholders by focusing on long-term equity incentives that correlate with the creation of long-term value for our stockholders.

Our executive compensation program generally consists of, and is intended to strike a balance among, the following three principal elements: base salary, annual performance-based cash bonuses, and long-term incentive compensation in the form of equity awards. We also provide our executive officers with benefits available to all our employees, including retirement benefits under the Company's 401(k) retirement savings plan and participation in employee health benefit plans. The following chart summarizes the three main elements of our executive compensation program and their objectives and key features.

Element of Compensation	Objectives	Key Features
Base Salary (fixed cash)	Provides financial stability and security through a fixed amount of cash for performing job responsibilities.	Base salaries are reviewed annually and determined based on several factors, including, but not limited to, individual performance, the overall performance of our Company, internal equity, and competitive market data.
Performance Bonus ("at-risk" cash)	Motivates and rewards executives for attaining key annual corporate performance goals that relate to our business objectives; aligns executives' interests with stockholder interests by linking pay to Company performance.	Target bonus amounts are reviewed annually and determined based on several factors, including, but not limited to, internal equity and competitive market data. Bonus opportunities are dependent upon achievement of specific corporate performance objectives consistent with our long-term strategic plan, generally determined by our Compensation Committee in the first quarter of the year. Actual bonus amounts earned are determined after the end of the year, taking into account actual achievement against performance goals. Beginning in 2025, bonus payouts to our executive officers may also be based in part on each executive officer's individual performance during the applicable bonus period.
Long-Term Incentives ("at-risk" equity in the form of RSUs and PSUs)	Motivates and rewards long-term Company performance; aligns executives' interests with stockholder interests by linking pay to changes in stockholder value. Attracts highly qualified executives and encourages their continued employment over the long term.	Equity opportunities are reviewed annually and may be granted during the first half of the year or as appropriate during the year for new hires, promotions, or other special circumstances (such as to encourage retention or as a reward for significant achievement). Individual equity awards are determined based on several factors, including, but not limited to, individual performance, the overall performance of the Company, the value of each named executive officer's unvested equity holdings, and competitive market data. The introduction of PSU awards for our CEO in 2024 further supports our pay for performance philosophy, as the awards are generally earned and vest only if pre-defined Company performance targets are achieved.

We focus on providing a competitive compensation package to our executive officers that provides significant short- and long-term incentives for the achievement of measurable corporate objectives. We believe this approach provides an appropriate blend of short- and long-term incentives to maximize stockholder value.

We do not have any formal policies for allocating compensation among base salary, annual performance-based cash bonuses, and long-term incentive compensation in the form of equity awards, short-term and long-term compensation, or cash and non-cash compensation. Instead, our Compensation Committee exercises its judgment to establish a total compensation package for each named executive officer that is a mix of current, short-term, and long-term incentive compensation that it believes appropriate to achieve the goals of our executive compensation program and our corporate objectives. Historically, we have structured a significant portion of our named executive officers' target total direct compensation so that it consists of annual performance-based cash bonus opportunities and long-term equity awards in order to align our named executive officers' incentives with the interests of our stockholders and our corporate goals.

For the fiscal year ended December 31, 2024, the charts below illustrate our strong emphasis on at-risk, performance-based or variable compensation. Specifically, a significant portion of both our CEO's and other named executive officers' target total direct compensation was linked to performance and long-term equity awards.



CEO 2024 Compensation Mix

Base Salary
3.52%
Other Compensation
0.03%
PSUs
25% of Equity
Grant
Actual Bonus
0.66%
RSUs
75% of
Equity Grant
Equity Grant
95.78%
At Risk
96.45%

Other NEO 2024 Average Compensation Mix

Base Salary
5.81%
Other Compensation
0.98%
Actual Bonus
0.88%
Equity Grant
92.33%
At Risk
93.21%

PSU Mix for CEO Equity Award

25%	→	**50%**
2024		2025

How We Determine Executive Compensation

Role of our Compensation Committee, Management, and Board

Our Compensation Committee is appointed by the Board and has responsibilities related to the compensation of our employees (including our executive officers) and non-employee directors and the development and administration of the Company's compensation programs and plans. For details on our Compensation Committee's oversight of the executive compensation program, please refer to the section titled "Information Regarding the Board of Directors and Corporate Governance—Committees of Our Board of Directors—Compensation Committee" beginning on page 19 of this Proxy Statement. Our Compensation Committee consists solely of independent members of the Board.

Our Compensation Committee reviews and sets all compensation paid to our executive officers, including our named executive officers. The CEO evaluates and provides our Compensation Committee performance assessments and compensation recommendations for our executive officers, including our named executive officers (but excluding himself). While the CEO discusses his recommendations for our other executive officers, including our named executive officers, with our Compensation Committee, he does not participate in the deliberations concerning, or the determination of, his own compensation. In addition, our Compensation

Committee considers input from its independent compensation consultant on compensation matters for our executive officers, including our named executive officers. Our Compensation Committee also discusses and considers input from the independent members of our Board of Directors on compensation matters for the CEO.

Our Compensation Committee meets periodically throughout the year to manage and evaluate our executive compensation program, and generally determines the principal elements of compensation (base salary, performance-based cash bonuses, and long-term equity awards) for our executive officers on an annual basis; however, decisions may occur at other times for new hires, promotions, or other special circumstances as our Compensation Committee determines to be appropriate. Our Compensation Committee does not maintain a formal policy regarding the timing of the grant of equity awards to our executive officers. Our Compensation Committee does not delegate authority to approve executive officer compensation. From time to time, various other members of management and other employees, as well as outside advisors or consultants, may be invited by our Compensation Committee to make presentations, provide financial or other background information or advice, or otherwise participate in our Compensation Committee meetings.

Role of Compensation Consultant

Under its charter, our Compensation Committee has the right to retain and obtain the advice of compensation consultants, outside legal counsel, and other advisers. During the fiscal year ended December 31, 2024, our Compensation Committee retained Compensia to provide it with competitive market information, analysis, guidance on the compensation of executive hires, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our Compensation Committee to, among other things, assist in developing an appropriate group of peer companies to help us assess and determine the appropriate level of overall compensation for our executive officers and non-employee directors as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation-related services to us.

Our Compensation Committee has analyzed whether the work of Compensia as compensation consultant raises any conflicts of interest, taking into account the relevant factors in accordance with SEC guidelines and NYSE listing standards. Based on its analysis, our Compensation Committee has determined that the work of Compensia and the individual compensation advisors employed by Compensia does not create any conflicts of interest pursuant to SEC rules or NYSE listing standards.

Use of Competitive Market Compensation Data

Our Compensation Committee believes that it is important to be informed of competitive market data on executive compensation levels and practices as part of its compensation deliberations for our executive officers, including our named executive officers. In August 2023, our Compensation Committee, in consultation with Compensia, developed and approved an updated peer group that would be used for 2024 compensation decisions. As part of the peer selection process, our Compensation Committee primarily considered publicly traded cloud-based software and other software companies headquartered in the U.S. that had revenue over the preceding four quarters ended June 2023, between 0.4x and 2.5x our revenue for such period and had a 30-day average market capitalization between 0.33x and 3.0x our market capitalization. In addition, our Compensation Committee focused on companies meeting the foregoing profile that also had strong year-over-year revenue growth (generally 15% or higher) and a high market capitalization to revenue multiple (generally 5x or more).

Based on this review, our Compensation Committee removed Avalara and Coupa Software from the peer group because they had been acquired. Our Compensation Committee elected to add Bentley Systems and BlackLine to the peer group as they were an appropriate fit in relation to our Compensation Committee's peer selection criteria. As a result of these changes, our peer group remained at 20 companies.

Based on the foregoing considerations, our Compensation Committee approved the following compensation peer group for use in making compensation decisions in 2024:

Fiscal Year 2024 Peer Group			
Alteryx	Dynatrace	New Relic	Samsara
Asana	Elastic N.V.	Okta	Smartsheet
Bentley Systems	Five9	PagerDuty	SPS Commerce
BlackLine	HubSpot	Paycom Software	Tenable Holdings
Confluent	MongoDB	Paylocity Holdings	UiPath

Using data compiled from the companies in the peer group as well as data from the Radford Global Technology survey, Compensia completed an analysis of our executive compensation to inform our Compensation Committee's determinations regarding executive compensation for 2024. Compensia prepared, and our Compensation Committee reviewed, a range of competitive market data reference points (generally at the 25th, 50th, 60th, and 75th percentiles of the market data) with respect to base salary, performance-based cash bonuses, total target cash compensation (base salary and the annual target performance-based cash bonus opportunity), equity compensation, and total target direct compensation (total target cash compensation and equity compensation) with respect to each of our executive officers, including each of our named executive officers. Our Compensation Committee did not target pay to fall at any particular percentile of the competitive market data, but rather reviewed these market data reference points as a helpful reference point in making 2024 compensation decisions. An analysis of competitive market data is only one of the factors that our Compensation Committee considers in making compensation decisions. Our Compensation Committee considers other factors as described below under the section below titled "Factors Used in Determining Executive Compensation."

Factors Used in Determining Executive Compensation

Our Compensation Committee sets the compensation of our executive officers, including our named executive officers, at levels it determines to be competitive and appropriate for each executive officer, using its professional experience and judgment. Pay decisions are not made using a formulaic approach. Instead, our Compensation Committee believes that executive pay decisions require consideration of a multitude of relevant factors, which may vary from year to year. In making executive compensation decisions, our Compensation Committee generally takes into consideration the factors listed below:

+ Company performance and existing business needs;

+ each executive officer's individual performance, scope of job function, and the criticality of the executive officer's skill set to the Company's future performance;

+ the need to attract new talent to our executive team and retain existing talent in a highly competitive industry;

+ a range of competitive market data reference points, as described above under the section above titled "How We Determine Executive Compensation—Use of Competitive Market Compensation Data";

+ recommendations from Compensia on market compensation practices; and

+ the recommendations provided by our CEO with respect to the compensation of our other executive officers.

2024 Executive Compensation Program

Base Salary

In the first quarter of 2024, our Compensation Committee reviewed the base salaries of our executive officers, including our named executive officers, taking into account certain of the factors listed under the section above titled "Factors Used in Determining Executive Compensation."

Named Executive Officer	2023 Base Salary ($)[1]	2024 Base Salary ($)[2]	Percentage Change (%)
Craig F. Courtemanche, Jr.	550,000	570,000	3.6
Howard Fu	400,000	425,000	6.3
Benjamin C. Singer	395,000	415,000	5.1
Lawrence J. Stack[3]	N/A	450,000	N/A
Steven S. Davis	415,000	450,000	8.4

(1) 2023 base salary changes (where applicable) became effective April 1, 2023; the base salary for Mr. Fu represents his salary upon promotion to Chief Financial Officer and Treasurer, effective May 8, 2023.
(2) 2024 base salary changes became effective April 1, 2024 or, for Mr. Stack, upon his date of hire. The base salaries actually paid to our named executive officers during 2024 are set forth under the section titled "Summary Compensation Table" on page 48 of this Proxy Statement.
(3) Mr. Stack joined the Company as Chief Revenue Officer on February 15, 2024 and was not a named executive officer in 2023.

Annual Performance-Based Cash Bonus

The Company maintains a performance-based cash bonus program for its executive officers, including its named executive officers. The executive bonus program is structured to reward the Company's executive officers based on Company performance. Annual bonuses are paid in the following year if and to the extent performance objectives established by our Compensation Committee early in the applicable year are achieved. Our Compensation Committee believes that the payment of an annual bonus provides the incentive necessary to retain executive officers and reward them for short-term Company performance. For 2024, our Compensation Committee assigned each executive officer, including each named executive officer, a target performance-based cash bonus opportunity that was based on a percentage of each executive officer's base salary. The target performance-based cash bonus opportunity for each of our named executive officers was determined based on market data, internal equity, and our desired pay mix for each named executive officer. Mr. Singer's bonus target was adjusted from 65% to 75% based on the above criteria and his performance.

Named Executive Officer	2023 Target Bonus Percentage (%)	2024 Target Bonus Percentage (%)
Craig F. Courtemanche, Jr.	100	100
Howard Fu	75	75
Benjamin C. Singer	65	75
Lawrence J. Stack[1]	N/A	100
Steven S. Davis	75	75

(1) Mr. Stack joined the Company as Chief Revenue Officer on February 15, 2024 and was not a named executive officer in 2023.

In March 2024, our Compensation Committee approved the executive bonus program for fiscal year 2024 (the "2024 Bonus Program"). The payouts under the 2024 Bonus Program were based 75% on the achievement of a net new bookings goal and 25% on the achievement of a non-GAAP operating margin goal. Our Compensation Committee sought to set rigorous and ambitious performance goals that had to be met in order for awards under the 2024 Bonus Program to be paid out at target for each metric. In addition, the 2024 Bonus Program contained a threshold for each metric, below which no payout would be made with respect to such metric. The payout for the net new bookings goal ranged from 0% to 200%, and was subject to a payout threshold requiring attainment of at least 85% of target (the "NNB Threshold"). The payout for the non-GAAP operating margin goal ranged from 0% to 150% and was subject to a payout threshold requiring attainment of at least 73.8% of target. For each metric, a 100% payout represented on-target performance. Based on our performance in fiscal year 2024, the NNB Threshold was not met. As a result, the final payout multiplier for the 2024 Bonus Program was 19%, reflecting our below-target performance in fiscal year 2024. To be eligible to earn a payment under the 2024 Bonus Program, a participant must have remained continually employed by the Company through the bonus payment date.

Named Executive Officer	2024 Annual Bonus Target ($)[1]	2024 Actual Performance-Based Bonus ($)
Craig F. Courtemanche, Jr.	565,000	107,209
Howard Fu	314,063	59,593
Benjamin C. Singer	297,625	56,474
Lawrence J. Stack[2]	393,750	74,714
Steven S. Davis	330,938	62,795

(1) Calculated based on annual base salary for each officer, which changed beginning April 1, 2024, as in effect for each portion of the year.
(2) Mr. Stack joined the Company as Chief Revenue Officer on February 15, 2024. Thus, his 2024 Bonus Program target was prorated from his date of hire.

Equity Awards

We view equity awards as a critical element of our executive compensation program that encourage long-term performance, promote accountability, and ensure that the interests of our executive officers are aligned with the interests of our stockholders by linking a significant portion of their overall compensation directly to increases in stockholder value. Equity awards also help us retain our executive officers in a highly competitive market. In 2024, we granted equity compensation to our executive officers, including our named executive officers, in the form of RSU awards and, for our CEO, PSU awards, in each case, that may be settled for shares of our common stock.

The annual equity awards to our executive officers, including our named executive officers, are evaluated and approved by our Compensation Committee in the context of each executive officer's total compensation and take into account the analysis of competitive market data prepared by Compensia, the individual officer's responsibilities and performance, the Company's equity burn rate, the potential dilutive effect of the equity awards on our stockholders, and certain of the factors listed under the section titled "Factors Used in Determining Executive Compensation" on page 40 of this Proxy Statement. Our Compensation Committee also takes into account the recommendations of the CEO on the compensation of other executive officers with respect to appropriate equity awards and any particular individual circumstances.

In March 2024, our Compensation Committee made the following annual grants of RSU and PSU awards to our CEO, and RSU awards to our other named executive officers:

Named Executive Officer[1]	Total Equity Value ($)	Total RSU Value ($)	Total PSU Value ($)	Total # of RSUs[2]	Total # of PSUs[3]
Craig F. Courtemanche, Jr.	15,000,000	11,250,000	3,750,000	140,954	46,986
Howard Fu	4,500,000	4,500,000	N/A	56,382	N/A
Benjamin C. Singer	2,750,000	2,750,000	N/A	34,456	N/A
Steven S. Davis	4,750,000	4,750,000	N/A	59,514	N/A

(1) Mr. Stack joined the Company on February 15, 2024 and did not receive an annual grant in March 2024. For more information about Mr. Stack's compensation, please refer to the section titled "Other Features of Our Executive Compensation Program—Offer Letter for Chief Revenue Officer Lawrence J. Stack" on page 44 of this Proxy Statement.
(2) The number of RSUs granted was calculated using the target equity value divided by an amount equal to the unweighted average closing price of our common stock on the NYSE over the 15-trading day period ending on the third business day prior to the date of determination.
(3) The number of PSUs granted for each of the two goals was calculated using the target equity value for each goal divided by an amount equal to the unweighted average closing price of our common stock on the NYSE over the 15-trading day period ending on the third business day prior to the date of determination.

The target value of the equity awards for each of the named executive officers listed above was determined based on the market data for each named executive officer's role as well as each officer's unvested equity and performance. With respect to the RSU awards, 1/16th of the shares underlying the RSU awards vest on each quarterly Company Vesting Date beginning with the first Company Vesting Date following the vesting commencement date of February 20, 2024, subject to such named executive officer's continuous service through each such vesting date.

In 2024, our Compensation Committee introduced performance-based equity incentives as a component of our CEO's annual equity award. The 2024 equity award to our CEO was composed of 75% RSUs and 25% PSUs. 75% of the PSUs were eligible to vest based on the attainment of a revenue goal and 25% of the PSUs were eligible to vest based on the attainment of a non-GAAP operating margin goal, each of which was set in early 2024. Our Compensation Committee sought to set rigorous and ambitious performance goals that had to be met in order for the PSUs to be eligible to vest at target for each metric. In addition, the PSUs tied to each metric contained a threshold, below which no PSUs would become eligible to vest with respect to such metric. The number of PSUs eligible to vest based on attainment of the revenue goal ranged from 0% to 200% of target, and was subject to a threshold requiring attainment of at least 98.5% of target (the "Revenue Threshold"). The number of PSUs eligible to vest based on attainment of the non-GAAP operating margin goal ranged from 0% to 150% of target, and was subject to a threshold requiring attainment of at least 73.8% of target. For each metric, a 100% payout represented on-target performance.

2024 CEO Equity Mix



The actual number of PSUs that became eligible to vest was determined based on the attainment level of the applicable performance goal, as certified by our Compensation Committee. In February 2025, our Compensation Committee certified attainment of the non-GAAP operating margin goal, and determined that the Revenue Threshold had not been attained. As a result, the final percentage of PSUs eligible to vest was 19%, reflecting our below-target performance in fiscal year 2024. One-third of the shares underlying the PSUs that became eligible to vest based on performance attainment during fiscal year 2024 vested on February 20, 2025. The remaining shares underlying the PSUs that became eligible to vest will vest in substantially equal quarterly installments over the two years following February 20, 2025, subject to our CEO's continuous service through each such vesting date. For information about the treatment of the PSUs in the event of death or permanent disability, please refer to the section titled "Potential Payments Upon Termination or Change in Control—Death and Disability Benefit" on page 56 of this Proxy Statement.

2025 CEO Equity Award

In 2025, our Compensation Committee continued to use performance-based equity incentives as a component of our CEO's annual equity award. To further align our CEO's compensation with Company performance, the Compensation Committee increased the percentage of the CEO's equity award that was granted in PSUs from 25% to 50%, such that our CEO's fiscal year 2025 equity award is composed of 50% RSUs and 50% PSUs. The overall design of the PSUs granted to our CEO in 2025 is substantially similar to that of the PSUs granted to our CEO in 2024. For information about the treatment of the PSUs in the event of death or permanent disability, please refer to the section titled "Potential Payments Upon Termination or Change in Control—Death and Disability Benefit" on page 56 of this Proxy Statement.

2025 CEO Equity Mix



- PSUs
- RSUs

Other Features of Our Executive Compensation Program

Offer Letter for Chief Revenue Officer Lawrence J. Stack

Following an extensive candidate search and interview process, our Board appointed Mr. Stack as Chief Revenue Officer on February 15, 2024. Mr. Stack brings significant leadership experience to the role, including over 20 years of experience in global revenue leadership across high-growth technology companies. In developing the compensation recommendation for Mr. Stack, the Compensation Committee considered an analysis from Compensia that included market data for a chief revenue officer within the Company's peer group and recent chief revenue officer hires at similarly-sized technology companies as well as the importance of Mr. Stack's role to our business and his strong experience and track record. In order to incentivize Mr. Stack to take this position and align his interests with those of our stockholders, the Compensation Committee approved the following compensation package for Mr. Stack:

+ annual base salary of $450,000;

+ eligible to participate in the Company's executive bonus plan, with his target bonus set based on 100% of his base salary;

+ sign-on bonus of $250,000, which was subject to repayment if Mr. Stack resigned within one year following the commencement of his employment; and

+ RSU award with a target value of $14,000,000. 25% of the RSU award vested on February 20, 2025, with the remaining RSUs vesting in substantially equal installments on each subsequent quarterly Company Vesting Date, subject to Mr. Stack's continuous service through each such vesting date.

Employment Offer Letters

We have entered into offer letters with each of our named executive officers setting forth the terms and conditions of such executive's employment with us, as discussed in more detail below in the section titled "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Agreements with our Named Executive Officers" beginning on page 50 of this Proxy Statement.

Severance and Change in Control Benefits

We have entered into executive severance agreements with each of our named executive officers, as discussed in more detail below in the section titled "Potential Payments Upon Termination or Change in Control—Executive Severance Arrangements" beginning on page 53 of this Proxy Statement.

Health and Welfare Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, retirement, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our eligible U.S. employees. We pay the premiums for the basic life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis, as discussed in more detail below in the section titled "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Other Compensation and Benefits" on page 51 of this Proxy Statement.

Perquisites

We generally do not provide perquisites or personal benefits to our named executive officers, but may provide perquisites or other personal benefits in limited circumstances. For more information about perquisites granted to executive officers, please refer to the section titled "Summary Compensation Table" on page 48 of this Proxy Statement.

Compensation Recovery ("Clawback") Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, the CEO and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they received from us, and any profits realized from the sale of our common stock, during the 12-month period following the first public issuance of the financial document requiring restatement, in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

In addition, we adopted a clawback policy, effective December 1, 2023, to comply with listing standards adopted by the NYSE that implement SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). This clawback policy applies to incentive compensation based on one or more measures used in, or derived from measures used in, preparing our financial statements that is received by a covered individual (including our named executive officers) on or after October 2, 2023.

Stock Ownership Guidelines

In August 2024, we adopted stock ownership guidelines (our "Ownership Guidelines") for our executive officers and non-employee directors effective January 1, 2025. Our Ownership Guidelines are intended to align the interests of our executive officers and non-employee directors with those of our stockholders by requiring them to acquire and maintain a meaningful equity stake in the Company.

Under our Ownership Guidelines, all executive officers and non-employee directors are required to hold shares of our common stock (including vested shares where settlement of the shares has been deferred and shares of common stock underlying vested but unexercised options) equivalent in value to a multiple of their base salaries or annual cash retainer (excluding cash retainers for service on committees of the Board, as a chairperson of the Board or of any committee of the Board, or as the lead independent director of the Board), respectively, as set forth below:

CEO	Other Executive Officers	Non-Employee Director
5x of base salary	2x of base salary	5x of annual retainer

Executive officers and non-employee directors must satisfy the required level of stock ownership under our Ownership Guidelines by the later of (i) five years from the effective date of our Ownership Guidelines and (ii) five years from the date an individual becomes subject to our Ownership Guidelines. Unvested RSUs, unvested stock options, and performance-based equity awards for which milestones have not been obtained do not count towards satisfaction of our Ownership Guidelines.

Policy Prohibiting Hedging and Pledging

Our Board has adopted an insider trading policy that covers, among other things, the Company's treatment of hedging, pledging, and similar transactions, as discussed in more detail below in the section titled "Information Regarding the Board of Directors and Corporate Governance—Prohibition on Hedging, Short Sales, and Pledging" on page 24 of this Proxy Statement.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code (as amended, the "Code") ("Section 162(m)"), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, our Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for our executive officers, including our named executive officers, in a manner consistent with the goals of our executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m). Under ASC Topic 718, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC Topic 718.

Report of the Compensation Committee of the Board of Directors

Our Compensation Committee has reviewed and discussed with management the CD&A contained in this Proxy Statement. Based on this review and discussion, our Compensation Committee has recommended to the Board that the CD&A be included in this Proxy Statement and incorporated into our 2024 Form 10-K.

Members of the Compensation Committee

Nanci E. Caldwell, Chair
Erin M. Chapple
Elisa A. Steele

The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC, and is not deemed to be incorporated by reference in any filing of Procore under the Securities Act or the Exchange Act, other than our 2024 Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers for the fiscal years ended December 31, 2024, 2023, and 2022.

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Craig F. Courtemanche, Jr. *President, CEO, and Chair of the Board*	2024	567,558	—	15,443,030	107,209	5,000	16,122,797
	2023	545,000	—	11,807,058	541,866	24,415	12,918,339
	2022	517,500	—	12,780,989	534,578	23,849	13,856,916
Howard Fu[4] *Chief Financial Officer and Treasurer*	2024	420,657	—	4,632,909	59,593	5,242	5,118,401
	2023	383,655	—	4,942,987	242,759	18,528	5,587,929
Benjamin C. Singer *Chief Legal Officer and Corporate Secretary*	2024	411,862	—	2,831,250	56,474	5,294	3,304,880
	2023	392,500	—	3,246,948	253,658	12,904	3,906,010
	2022	378,750	—	2,811,846	240,366	14,143	3,445,105
Larry Stack[5] *Chief Revenue Officer*	2024	397,474	250,000[6]	14,237,222	74,714	16,557	14,975,967
Steven S. Davis[7] *President, Product and Technology*	2024	443,269	—	4,890,265	62,795	5,699	5,402,028
	2023	411,250	—	2,853,410	306,664	18,549	3,589,873
	2022	151,515	250,000[6]	12,436,771	117,462	3,500	12,959,248

(1) The amounts disclosed represent the aggregate grant date fair value of stock awards granted to our named executive officers during 2022, 2023, and 2024 computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards are set forth in the notes to our audited consolidated financial statements included in our 2024 Form 10-K. The value of the PSUs granted to our CEO in 2024 ($3,860,840) represents the probable outcome of the performance conditions at the time of grant, which is assumed to be the target level of achievement. The value of the PSUs granted to our CEO in 2024 assuming the maximum level of performance achievement would be $7,239,013. The amounts disclosed in this column do not reflect the actual economic value that may be realized by the named executive officer. Please refer to the table titled "Outstanding Equity Awards at Fiscal Year-End" beginning on page 52 of this Proxy Statement for additional information.

(2) The amounts in this column for fiscal year 2022, 2023, and 2024 reflect cash incentives earned by our named executive officers under our 2022 corporate bonus program, the 2023 Bonus Program, and the 2024 Bonus Program, respectively, as determined by our Compensation Committee. Please refer to the section titled "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Tables—Non-Equity Incentive Plan Compensation" beginning on page 51 of this Proxy Statement for a description of the material terms pursuant to which this compensation was earned.

(3) The amounts reported in 2024 include (i) matching 401(k) plan contributions of $5,000 for each of Messrs. Courtemanche, Fu, Singer, Davis, and Stack, (ii) employee appreciation gifts of $242 for Mr. Fu, $294 for Mr. Singer, and $699 for Mr. Davis, and (iii) $9,506 for Mr. Stack's spouse to travel to two Company events with Mr. Stack, and $2,051 to cover taxes relating to his spouse's travel to such events.

(4) Mr. Fu was not a named executive officer in fiscal year 2022.

(5) Mr. Stack commenced employment with us on February 15, 2024.

(6) The amount disclosed represents a one-time signing bonus paid to the named executive officer in connection with the named executive officer's commencement of employment with the Company.

(7) Mr. Davis commenced employment with us on August 15, 2022.

Grants of Plan-Based Awards

The following table presents information regarding each plan-based award granted to our named executive officers during the fiscal year ended December 31, 2024.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards ($)[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Craig F. Courtemanche, Jr.	RSU	3/29/2024	—	—	—	—	—	—	140,954	11,582,190
	PSU (Revenue)	3/29/2024	—	—	—	17,619	35,239	70,478	—	2,895,589
	PSU (Non-GAAP Operating Margin)	3/29/2024	—	—	—	8,222	11,747	17,620	—	965,251
	Cash	2/28/2025	98,875	565,000	1,059,375	—	—	—	—	—
Howard Fu	RSU	3/29/2024	—	—	—	—	—	—	56,382	4,632,909
	Cash	2/28/2025	54,961	314,063	588,867	—	—	—	—	—
Benjamin C. Singer	RSU	3/29/2024	—	—	—	—	—	—	34,456	2,831,250
	Cash	2/28/2025	52,084	297,625	558,047	—	—	—	—	—
Lawrence J. Stack	RSU	2/15/2024	—	—	—	—	—	—	193,651	14,237,222
	Cash	2/28/2025	68,906	393,750	738,281	—	—	—	—	—
Steven S. Davis	RSU	3/29/2024	—	—	—	—	—	—	59,514	4,890,265
	Cash	2/28/2025	57,914	330,938	620,508	—	—	—		

(1) The amounts disclosed represent the threshold, target, and maximum non-equity incentive cash bonus amounts that were payable pursuant to our 2024 performance-based cash bonus program, as further described in the section titled "Compensation Discussion and Analysis—2024 Executive Compensation Program—Annual Performance-Based Cash Bonus" on page 41 of this Proxy Statement.

(2) The amounts disclosed represent the threshold, target, and maximum number of shares that were eligible to vest pursuant to PSUs based on our fiscal year 2024 performance against revenue and non-GAAP operating margin targets set near the beginning of the fiscal year, as further described in the section titled "Compensation Discussion and Analysis—2024 Executive Compensation Program—Equity Awards" on page 42 of this Proxy Statement.

(3) The vesting schedule applicable to each award is set forth in the "Outstanding Equity Awards at Fiscal Year-End" table on page 52 of this Proxy Statement.

(4) The amounts disclosed represent the aggregate grant date fair value of stock awards granted to our named executive officers during the fiscal year ended December 31, 2024, computed in accordance with ASC Topic 718. The values of the revenue PSUs and non-GAAP operating margin PSUs granted to our CEO in 2024 represent the probable outcomes of the respective performance conditions at the time of grant, which we assumed to be met at the target level of achievement. The values of the PSUs granted to our CEO in 2024, assuming the maximum level of performance achievement, were $5,791,177 for the revenue PSUs and $1,447,835 for the non-GAAP operating margin PSUs. The amounts disclosed in this column do not reflect the actual economic value that may be realized by the named executive officer. For information about the actual achievement attained under, and vesting schedule for, the PSUs granted to our CEO in 2024, please refer to the section titled "Compensation Discussion and Analysis—2024 Executive Compensation Program—Equity Awards" on page 42 of this Proxy Statement.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Agreements with Our Named Executive Officers

We have entered into offer letters with each of our named executive officers setting forth the terms and conditions of such executive's employment with us. The offer letters generally provide for at-will employment and set forth the executive officer's initial base salary. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

In addition, we have entered into executive severance agreements with each of our named executive officers under our 2021 form of executive severance agreement, each of which remain in effect. For further information about severance arrangements, please refer to the section titled "Potential Payments Upon Termination or Change in Control" beginning on page 53 of this Proxy Statement.

Craig F. Courtemanche, Jr.
We previously entered into a confirmatory offer letter with Mr. Courtemanche. Such offer letter referenced Mr. Courtemanche's then-current base salary of $480,000. Mr. Courtemanche's current annual base salary is $570,000. Mr. Courtemanche's employment is at-will and may be terminated at any time, with or without cause.

Howard Fu
We previously entered into a confirmatory offer letter with Mr. Fu. Such offer letter referenced Mr. Fu's then-current base salary of $400,000. Mr. Fu's current annual base salary is $425,000. Mr. Fu's employment is at-will and may be terminated at any time, with or without cause.

Benjamin C. Singer
We previously entered into a confirmatory offer letter with Mr. Singer. Such offer letter referenced Mr. Singer's then-current base salary of $360,000. Mr. Singer's current annual base salary is $415,000. Mr. Singer's employment is at-will and may be terminated at any time, with or without cause.

Steven S. Davis
We previously entered into a confirmatory offer letter with Mr. Davis. Such offer letter referenced Mr. Davis's then-current base salary of $400,000. Mr. Davis's current annual base salary is $450,000. Mr. Davis's employment is at-will and may be terminated at any time, with or without cause.

Lawrence J. Stack
We previously entered into a confirmatory offer letter with Mr. Stack. Such offer letter referenced Mr. Stack's then-current base salary of $450,000. Mr. Stack's current annual base salary is $450,000. Mr. Stack's employment is at-will and may be terminated at any time, with or without cause.

Equity Awards

We have granted equity awards to our named executive officers under our 2014 Plan and our 2021 Plan. For further information about such equity awards, including the vesting schedules, please refer to the table titled "Grants of Plan-Based Awards" and the related footnotes on page 49 of this Proxy Statement and to the section titled "Compensation Discussion and Analysis—2024 Executive Compensation Program—Equity Awards" beginning on page 42 of this Proxy Statement.

Non-Equity Incentive Plan Compensation

In fiscal year 2020, we approved a cash incentive bonus plan (the "Bonus Plan") for all eligible employees. Each participant is eligible to receive cash bonuses based on the achievement of performance goals determined at the discretion of our Compensation Committee.

All of our named executive officers participated in the 2024 Bonus Program, which was established pursuant to the Bonus Plan. For a discussion of how bonuses were determined, please refer to the section titled "Compensation Discussion and Analysis—2024 Executive Compensation Program—Annual Performance-Based Cash Bonus" beginning on page 41 of this Proxy Statement.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, retirement, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other eligible U.S. employees. We pay the premiums for the basic life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

We generally do not provide perquisites or personal benefits to our named executive officers. For more information, please refer to the Summary Compensation Table on page 48 of this Proxy Statement.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis, as well as Roth and after-tax options. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. In the year ended December 31, 2024, we made matching contributions to the 401(k) plan up to 4% of the participating employee's W-2 earnings and wages, up to a cap of $5,000. We have not made discretionary contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2024. Our Board may elect to provide our officers and other employees with nonqualified defined contributions or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us (other than the 401(k) plan) during 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2024.

Name	Grant Date[1]	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)	Market Value of Shares of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Craig F. Courtemanche, Jr.	11/10/2016[2]	976,916	—	2.42	11/10/2026	—	—		
	7/12/2018[3]	546,000	—	12.22	7/12/2028				
	7/12/2018					68,250[4]	5,113,973		
	3/16/2021	—	—	—	—	9,531[5]	714,158		
	3/29/2022	—	—	—	—	67,880[6]	5,086,248		
	3/30/2023					111,435[7]	8,349,825		
	3/29/2024	—	—	—	—	114,526[8]	8,581,433		
	3/29/2024	—	—	—	—	—	—	8,840[9]	662,381
Howard Fu	3/16/2021	—	—	—	—	5,125[10]	384,016		
	3/29/2022	—	—	—	—	5,974[6]	447,632		
	3/30/2023	—	—	—	—	10,215[7]	765,410		
	5/8/2023	—	—	—	—	38,538[7]	2,887,652		
	3/29/2024	—	—	—	—	45,811[8]	3,432,618		
Benjamin C. Singer	6/4/2019[11]	120,000	—	22.63	6/4/2029	—	—		
	3/16/2021	—	—	—	—	2,383[5]	178,558		
	3/29/2022	—	—	—	—	14,934[6]	1,119,005		
	3/30/2023	—	—	—	—	30,645[7]	2,296,230		
	3/29/2024	—	—	—	—	27,996[8]	2,097,740		
Lawerence J. Stack	2/15/2024					193,651[12]	14,510,269		
Steven S. Davis	8/20/2022	—	—	—	—	92,458[13]	6,927,878		
	3/30/2023	—	—	—	—	26,931[7]	2,017,940		
	3/29/2024	—	—	—	—	48,356[8]	3,623,315		

(1) All of the stock and option awards granted prior to our IPO were granted under our 2014 Plan and are subject to acceleration of vesting upon certain events.

(2) 1/60th of the shares subject to the option shall vest on each one-month anniversary after the vesting commencement date of February 5, 2016, subject to continued service through each applicable vesting date.

(3) 1/48th of the shares subject to the option shall vest on each one-month anniversary of after the vesting commencement date of January 1, 2019, subject to continued service through each applicable vesting date.

(4) 1/4th of the shares subject to the RSUs vested on February 20, 2022, and 1/4th of the shares subject to the RSUs shall vest on each of the three one-year anniversaries of such Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(5) The service-based vesting condition was satisfied as to 1/16th of the shares subject to the RSUs on May 20, 2021, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(6) The service-based vesting condition was satisfied as to 1/16th of the shares subject to the RSUs on May 20, 2022, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(7) The service-based vesting condition was satisfied as to 1/16th of the shares subject to the RSUs on May 20, 2023, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(8) The service-based vesting condition was satisfied as to 1/16th of the shares subject to the RSUs on May 20, 2024, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(9) 1/3rd of the non-GAAP operating margin PSUs that became eligible to vest based on performance attainment during fiscal year 2024 vested on February 20, 2025, and 1/12th of these PSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(10) The service-based vesting condition was satisfied as to 1/4th of the shares subject to the RSUs on February 20, 2022, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(11) 1/4th of the shares subject to the option vested on April 21, 2020, and 1/48th of the shares subject to the option shall vest on each one-month anniversary thereafter, subject to continued service through each applicable vesting date.

(12) The service-based vesting condition was satisfied to 1/4th of the shares subject to the RSUs on February 20, 2025, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(13) The service-based vesting condition was satisfied to 1/4th of the shares subject to the RSUs on August 20, 2023, and 1/16th of the shares subject to the RSUs vest on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

Fiscal Year 2024 Option Exercises and Stock Vested

The following table presents certain information regarding any option exercises and stock vested during the fiscal year ended December 31, 2024, with respect to our named executive officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Craig F. Courtemanche, Jr.	—	—	259,291	18,439,716
Howard Fu	—	—	57,518	3,937,649
Benjamin C. Singer	—	—	44,236	3,051,099
Lawrence J. Stack	—	—	—	—
Steven S. Davis	—	—	75,959	5,206,669

(1) The value realized upon vesting was calculated by multiplying the number of shares of common stock vested by the closing price of our common stock on the date prior to the applicable vesting date, and does not reflect actual proceeds received by our named executive officers.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or nonqualified defined benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

During fiscal year 2024, our U.S. employees, including our named executive officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

Executive Severance Arrangements

We have entered into executive severance agreements with each of our named executive officers under our 2021 form of executive severance agreement, each of which remains in effect. Each agreement provides that upon a termination of employment without "cause" or resignation for "good reason" (each as defined in the respective executive severance agreement) that occurs within three months prior to, or 12 months following, a "change in control" (as defined in the executive severance agreements), the named executive officer will receive a lump sum payment equal to the sum of 18 months (24 months in the case of Craig F. Courtemanche, Jr.) of the named executive officer's monthly base salary and a pro rata portion of the named executive officer's target bonus, as well as full vesting of the time-based portion of any equity awards, and 18 months of payment of COBRA premiums (24 months in the case of Mr. Courtemanche). In addition, the executive severance agreements provide that on a termination of employment without "cause" (or in the case of Mr. Courtemanche and Benjamin C. Singer, resignation for "good reason") that would trigger the right to the payments and benefits above but for the fact that the termination or resignation occurs outside the change in control period, the named executive officer will receive a lump sum payment equal to 12 months (18 months in the case of Mr. Courtemanche) of the named executive officer's monthly base salary, as well as 12 months of payment of COBRA premiums (18 months in the case of Mr. Courtemanche). Receipt of payments and benefits under the executive severance agreement is subject to the named executive officer signing a release of claims.

The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of our named executive officers serving as of the end of the fiscal year ended December 31, 2024. Unless otherwise stated, the payments and benefits set forth below are estimated assuming that the termination of employment or change in control event occurred on the last business day of our fiscal year ending December 31, 2024, using $74.93, the closing market price per share of our common stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

Name	Benefit Description	Termination Without Cause by Procore or for Good Reason (if Applicable) by Executive Not in Connection with a Change in Control ($)	Termination Without Cause by Procore or for Good Reason by Executive in Connection with a Change in Control ($)
Craig F. Courtemanche, Jr.	Base Salary	855,000	1,140,000
	Bonus	—	107,209
	Accelerated Vesting of Equity Awards	—	28,508,018
	Continuation of Insurance Coverage[1]	26,917	35,889
	Total	881,917	30,008,937
Howard Fu	Base Salary	425,000	637,500
	Bonus	—	59,593
	Accelerated Vesting of Equity Awards	—	7,917,329
	Continuation of Insurance Coverage[1]	25,875	38,812
	Total	450,875	8,653,233
Benjamin C. Singer	Base Salary	415,000	622,500
	Bonus	—	56,474
	Accelerated Vesting of Equity Awards	—	5,691,533
	Continuation of Insurance Coverage[1]	24,306	36,458
	Total	439,306	6,406,965
Lawrence J. Stack	Base Salary	450,000	675,000
	Bonus	74,714	74,714
	Accelerated Vesting of Equity Awards	—	14,510,269
	Continuation of Insurance Coverage[1]	25,875	38,812
	Total	475,875	15,298,795
Steven S. Davis	Base Salary	450,000	675,000
	Bonus	—	62,795
	Accelerated Vesting of Equity Awards	—	12,569,133
	Continuation of Insurance Coverage[1]	25,875	38,812
	Total	475,875	13,345,740

(1) Represents the amount of COBRA premiums for medical, dental, and vision (including eligible dependents) that Procore would pay on behalf of the named executive officer.

Death and Disability Benefit

All outstanding and future options and RSUs issued under our 2014 Plan and our 2021 Plan (including those held by our named executive officers) will vest in full in connection with the holder's termination of service by reason of death or permanent disability. PSUs issued under our 2021 Plan to our CEO in 2024 have the following acceleration terms: (i) if the holder's termination of service by reason of death or permanent disability occurred before the last day of the performance period, the number of PSUs that would have been eligible for vesting assuming that the target level of achievement had been met with respect to the applicable performance goal will vest in full in connection with such termination, or (ii) if the holder's termination of service by reason of death or permanent disability occurred after the last day of the performance period, any unvested PSUs that had been certified as being eligible to vest based on attainment of the applicable performance goal will vest in full in connection with such termination. The PSUs granted under our 2021 Plan to our CEO in 2025 have substantially similar acceleration provisions for the holder's termination of service by reason of death or permanent disability.

Pay Ratio

Under Dodd-Frank and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our PEO (our CEO, Mr. Courtemanche), and the ratio of these two amounts. We estimate that the median of the 2024 annual total compensation for all employees of the Company as of December 31, 2024 (the "Determination Date"), excluding our CEO, was $146,152, as calculated pursuant to relevant SEC rules (the "Median Annual Compensation"). The total compensation of our CEO in 2024 was $16,122,797, as reflected in the Summary Compensation Table on page 48 of this Proxy Statement. The ratio of our CEO's 2024 total compensation to the Median Annual Compensation was approximately 110 to 1. We believe that this pay ratio is a reasonable estimate calculated in a manner consistent with relevant SEC rules.

As noted above, we selected December 31, 2024, as the date upon which we would identify the "median employee." We included all of our full-time and part-time employees globally, but excluded our CEO and approximately 34 employees who joined Procore as part of our acquisition of Intelliwave Technologies Inc. during 2024. Our analysis included approximately 4,100 full-time and part-time employees, including hourly employees. The consistently applied compensation measure that we used to identify the median employee was the sum of:

+ the 2024 base salary in effect on the Determination Date (prorated for the portion of the year worked, in the case of employees who commenced employment in 2024), without any cost of living adjustments with respect to employees outside the U.S.;

+ the 2024 target annual bonus or commission target as in effect on the Determination Date (prorated for the portion of the year worked or eligible for the bonus plan, in the case of employees who commenced employment or first became eligible for a bonus in 2024); and

+ the grant date fair value of equity awards granted during 2024, calculated in accordance with ASC 718.

Earnings of our employees outside of the U.S. were converted to U.S. dollars using the foreign exchange rates that were in place at the end of fiscal year 2024.

We believe that this measure reasonably reflects the annual compensation of our employees. Once we identified the median employee, we totaled all of the elements of the employee's compensation for 2024 in accordance with the requirements of applicable SEC rules and calculated the pay ratio.

The rules for identifying the median of the annual total compensation of our employees and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt various methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As such, the pay ratio reported by other companies may not be directly comparable to our pay ratio.

Pay Versus Performance

The following table presents information about the relationship between executive compensation actually paid to our PEO and our other named executive officers (for purposes of this section, the "Non-PEO NEOs") and certain financial performance measures of the Company. For further information concerning our philosophy of executive pay tied to performance and how we align executive compensation with our performance, please refer to the section titled "Compensation Discussion and Analysis" beginning on page 35 of this Proxy Statement.

					Value of Initial Fixed $100 Investment Based On:			
Year[1]	Summary Compensation Table Total for PEO ($)[2]	Compensation Actually Paid to PEO ($)[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[4]	Average Compensation Actually Paid to Non-PEO NEOs ($)[5]	Total Shareholder Return ($)[6]	Peer Group Total Shareholder Return ($)[7]	Net Income (millions) ($)[8]	Non-GAAP Operating Margin (%)[9]
2024	16,122,797	13,725,746	7,200,319	7,250,813	85.15	186.84	(106)	10
2023	12,918,339	25,334,504	4,200,701	7,280,125	78.66	137.02	(190)	2
2022	13,856,196	(9,591,955)	8,170,546	4,544,907	53.61	82.31	(287)	(10)
2021	10,625,107	76,757,138	4,809,572	25,498,661	90.88	128.15	(265)	(6)

(1) We were not a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act prior to 2021, and as such, we have not included any information in this table for 2020.

(2) The dollar amounts reported in this column represent the amounts of total compensation reported for Mr. Courtemanche (our President and CEO) for each corresponding fiscal year in the "Total" column of the Summary Compensation Table on page 48 of this Proxy Statement.

(3) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Courtemanche, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or received by or paid to Mr. Courtemanche during the applicable fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Courtemanche's total compensation for 2024 to determine the compensation actually paid:

Prior FYE Current FYE Fiscal Year	12/31/2023 12/31/2024 2024
PEO Summary Compensation Table Total	$ 16,122,797
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Covered Fiscal Year	($15,443,030)
+ Fair Value at Fiscal Year-End of Covered Fiscal Year of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 9,243,847
+ Change in Fair Value as of End of Covered Fiscal Year of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 1,468,018
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Covered Fiscal Year That Vested During Covered Fiscal Year	$ 1,754,018
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Covered Fiscal Year	$ 580,095
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Covered Fiscal Year	$ 0
Compensation Actually Paid	**$ 13,725,746**

(4) The dollar amounts reported in this column represent the average of the amounts reported for the non-PEO NEOs for each corresponding fiscal year in the "Total" column of the Summary Compensation Table on page 48 of this Proxy Statement. The names of each of the non-PEO NEOs included for purposes of calculating the average amounts in each applicable fiscal year are as follows: (i) for 2024, Howard Fu, Benjamin C. Singer, Lawrence J. Stack, and Steven S. Davis; (ii) for 2023, Howard Fu, Benjamin C. Singer, Steven S. Davis, Joy D. Durling, and Paul E. Lyandres; (iii) for 2022, Paul E. Lyandres, Benjamin C. Singer, Joy D. Durling and Steven S. Davis; and (iv) for 2021, Paul E. Lyandres and Dennis H. Lyandres.

(5) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned or received by or paid to the Non-PEO NEOs as a group during the applicable fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation for the Non-PEO NEOs as a group for 2024 to determine the compensation actually paid, using the same methodology described above in footnote 3.

Prior FYE Current FYE Fiscal Year	12/31/2023 12/31/2024 2024
Non-PEO NEOs Summary Compensation Table Total	$ 7,200,319
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Covered Fiscal Year	($6,647,912)
+ Fair Value at Fiscal Year-End of Covered Fiscal Year of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 5,915,986
+ Change in Fair Value as of End of Covered Fiscal Year of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 324,332
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Covered Fiscal Year That Vested During Covered Fiscal Year	$ 467,721
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Covered Fiscal Year	($ 9,634)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Covered Fiscal Year	$ 0
Compensation Actually Paid	$ 7,250,813

(6) Cumulative Total Shareholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends (if any) for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(7) Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the NASDAQ Computer Index, which is the same peer group used in Part II, Item 5 of our 2024 Form 10-K.

(8) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(9) We have identified non-GAAP operating margin as the most important financial performance measure used to link compensation actually paid to our PEO and Non-PEO NEOs to our performance in fiscal year 2024, as this measure was one of the two metrics used to determine payouts to our PEO and Non-PEO NEOs under the 2024 Bonus Program. For further details regarding this determination, please refer to the section below titled "Financial Performance Measures." Please refer to Appendix A for a discussion of non-GAAP operating margin, as well as a reconciliation of this measure, to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Financial Performance Measures

Below are the most important financial performance measures used by us to link compensation actually paid to our PEO and Non-PEO NEOs for fiscal year 2024 to our performance:

+ non-GAAP operating margin; and

+ revenue.

Non-GAAP operating margin is the most important financial performance measure used by us to link compensation actually paid to our PEO and Non-PEO NEOs for fiscal year 2024 to our performance, as this measure was one of the two metrics used to determine payouts to our PEO and Non-PEO NEOs under the 2024 Bonus Program, and one of the two metrics used to determine the payout to our PEO for the PSUs granted to our PEO in 2024. The other metric that determined payouts under the 2024 Bonus Program was net new bookings, which is not a financial performance measure. The other financial performance measure that determined the payout to our PEO for the PSUs granted to our PEO in 2024 was revenue. Please refer to the section titled "Compensation Discussion and Analysis" beginning on page 35 of this Proxy Statement for further discussion of the 2024 Bonus Program and the PSUs granted to our PEO in 2024.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in greater detail in the section titled "Compensation Discussion and Analysis" beginning on page 35 of this Proxy Statement, our executive compensation program reflects our philosophy of executive pay tied to performance. While we utilize several performance measures to align executive compensation with our performance, not all of those measures are presented in the Pay versus Performance table. We used non-GAAP operating margin to link compensation paid (including "compensation actually paid" as computed in accordance with Item 402(v) of Regulation S-K) to Company performance. In accordance with Item 402(v) of Regulation S-K, we are providing the following graphical illustrations of the relationships among information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The following graph illustrates the relationship among (i) compensation actually paid to the PEO and the average of the compensation actually paid to the non-PEO NEOs, (ii) our cumulative TSR, and (iii) the cumulative TSR of the NASDAQ Computer Index peer group.



Compensation Actually Paid and Net Income

The following graph illustrates the relationship between (i) compensation actually paid to the PEO and the average of the compensation actually paid to the non-PEO NEOs and (ii) net income.



Compensation Actually Paid and Non-GAAP Operating Margin

The following graph illustrates the relationship between (i) compensation actually paid to the PEO and the average of the compensation actually paid to the non-PEO NEOs and (ii) the non-GAAP operating margin.

Procore Technologies, Inc. CAP vs Non-GAAP Operating Margin

All information provided above under this "Pay Versus Performance" section will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that the Company specifically incorporates any such information by reference.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

The Company does not grant stock options, stock appreciation rights, or similar instruments with option-like features and has no policies or practices to disclose pursuant to Item 402(x)(1) of Regulation S-K.

Limitations of Liability and Indemnification Matters

Our Charter contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

+ any breach of the director's duty of loyalty to the corporation or its stockholders;

+ any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

+ unlawful payments of dividends or unlawful stock repurchases or redemptions; or

+ any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Charter authorizes us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our Bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law if they are or become involved in any proceeding by reason of the fact that they are or were a director or executive officer of the Company. Our Bylaws also provide that (i) we may indemnify our other officers, employees, and agents, and (ii) on satisfaction of certain conditions, we will advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by our Board. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these Charter and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2024. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)[3]
Equity plans approved by stockholders[4]	3,152,158	12.29	27,614,389
Equity plans not approved by stockholders	—	—	—

(1) Includes our 2014 Plan and our 2021 Plan, but does not include future rights to purchase common stock under our 2021 Employee Stock Purchase Plan (our "ESPP"), which depend on a number of factors described in our ESPP and will not be determined until the end of the applicable purchase period.

(2) The weighted-average exercise price excludes any outstanding RSUs, which have no exercise price.

(3) Includes our 2021 Plan and our ESPP, as well as stock options, RSUs, or other stock awards granted under our 2014 Plan that are forfeited, terminated, expired, or repurchased, which become available for issuance under our 2021 Plan.

(4) Our 2021 Plan provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on January 1st of each fiscal year for a period of up to 10 years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of shares of common stock outstanding on December 31st of the preceding fiscal year, or such lesser number of shares of common stock as determined by our Board prior to January 1st of a given fiscal year. In addition, our ESPP provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on January 1st of each fiscal year for a period of up to 10 years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31st of the preceding fiscal year, and (ii) 3,900,000 shares of common stock (or such lesser number of shares of common stock as determined by our Board prior to January 1st of a given fiscal year). Accordingly, on January 1, 2025, the number of shares of common stock available for issuance under our 2021 Plan and our ESPP increased by 7,492,656 shares and 1,498,531 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2025 by:

+ each of our named executive officers;

+ each of our directors;

+ our executive officers and directors as a group; and

+ each person or entity known by us to own beneficially more than 5% of our capital stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days.

Applicable percentage ownership is based on 149,104,117 shares of common stock outstanding as of March 31, 2025.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013. Unless otherwise indicated in the footnotes to the table below, to our knowledge each person has sole voting and investment power over the shares reported as beneficially owned by the person.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Directors and Named Executive Officers		
Craig F. Courtemanche, Jr.[1]	6,356,247	4.2
Howard Fu[2]	68,488	*
Benjamin C. Singer[3]	138,095	*
Steven S. Davis[4]	33,157	*
Lawrence J. Stack[5]	31,825	*
Kathryn A. Bueker[6]	21,045	*
Nanci E. Caldwell[7]	53,223	*
Erin M. Chapple[8]	8,907	*
Brian Feinstein[9]	305,108	*
William J.G. Griffith IV[10]	24,033,910	16.1
Kevin J. O'Connor[11]	1,226,680	*
Graham V. Smith[12]	43,733	*
Elisa A. Steele[13]	49,223	*
All directors and current executive officers as a group (13 persons)[14]	32,369,641	21.5
5% Stockholders		
Entities affiliated with ICONIQ Strategic Partners[15]	21,089,608	14.1
The Vanguard Group[16]	11,061,412	7.4

*   Less than 1 percent.

Security Ownership of Certain Beneficial Owners and Management

(1) Consists of (i) 457,212 shares held of record by Mr. Courtemanche, (ii) 2,553,210 shares held of record by the Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012, for which Mr. Courtemanche and his spouse serve as trustees, 563,350 of which are pledged as collateral to secure certain personal indebtedness (see the section titled "Information Regarding the Board of Directors and Corporate Governance— Prohibition on Hedging, Short Sales, and Pledging" on page 24 of this Proxy Statement for more information regarding Board and committee oversight of Mr. Courtemanche's pledging arrangement), (iii) 527,349 shares held of record by The Courtemanche 2016 Irrevocable Trust, with respect to which Mr. Courtemanche may be deemed to have indirect shared voting power and dispositive power for purposes of Rule 13d-3(a) of the Exchange Act, (iv) 1,230,480 shares held of record by the Courtemanche 2021 Irrevocable Trust, with respect to which Mr. Courtemanche may be deemed to have indirect shared voting and dispositive power for purposes of Rule 13d-3(a) of the Exchange Act, (v) 23,736 shares held by Hillary Courtemanche, Mr. Courtemanche's spouse, and (vi) 1,564,260 shares issuable upon exercise of stock options and that may be acquired upon the vesting of RSUs and PSUs, in each case, within 60 days of March 31, 2025.

(2) Consists of (i) 54,311 shares held of record by Mr. Fu and (ii) 14,177 shares that may be acquired upon the vesting of RSUs within 60 days of March 31, 2025.

(3) Consists of (i) 7,081 shares held of record by Mr. Singer and (ii) 131,014 shares issuable upon exercise of stock options and that may be acquired upon the vesting of RSUs, in each case, within 60 days of March 31, 2025

(4) Consists of (i) 8,970 shares held of record by Mr. Davis and (ii) 24,187 shares that may be acquired upon the vesting of RSUs within 60 days of March 31, 2025.

(5) Consists of (i) 16,129 shares held of record by Mr. Stack and (ii) 15,696 shares that may be acquired upon the vesting of RSUs within 60 days of March 31, 2025.

(6) Consists of 21,045 shares held of record by Ms. Bueker.

(7) Consists of 53,223 shares held of record by Ms. Caldwell.

(8) Consists of 8,907 shares held of record by Ms. Chapple.

(9) Consists of 305,108 shares held of record by Brian Feinstein. Mr. Feinstein, a member of our Board, is a partner at Bessemer Venture Partners ("Bessemer"). As of March 31, 2025, Bessemer no longer beneficially owns more than 5% of the shares of our common stock.

(10) Consists of (i) 2,944,302 shares held of record by William J.G. Griffith IV through a family trust of which he is trustee and another estate planning trust having an independent trustee and (ii) the shares listed in footnote (15) below. Mr. Griffith, a member of our Board, is an equity holder of ICONIQ Parent GP II (as defined below), ICONIQ Parent GP III (as defined below), ICONIQ Parent GP IV (as defined below), ICONIQ Parent GP V (as defined below), and ICONIQ Parent GP VI (as defined below), and may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by the ICONIQ Entities (as defined below).

(11) Consists of (i) 10,696 shares held of record by Mr. O'Connor and (ii) 1,215,984 shares held of record by the Kevin J. O'Connor Revocable Trust dated as of June 13, 2019, for which Mr. O'Connor serves as a trustee.

(12) Consists of 43,733 shares held of record by Mr. Smith.

(13) Consists of 49,223 shares held of record by Ms. Steele.

(14) Consists of (i) 30,620,307 shares owned by our current executive officers and directors and (ii) 1,749,334 shares issuable upon exercise of stock options, and/ or that may be acquired upon the vesting of RSUs and PSUs, in each case, within 60 days of March 31, 2025.

(15) Based on Amendment No. 4 to Schedule 13G filed by the ICONIQ Entities (as defined below) on February 14, 2025, and the Form 4 filed for Mr. Griffith on February 21, 2025, with respect to shares of our common stock. Consists of (i) 91,009 shares held by ICONIQ Strategic Partners II GP, L.P. ("ICONIQ GP II"), (ii) 5,074,915 shares held by ICONIQ Strategic Partners III, L.P. ("ICONIQ III"), (iii) 5,422,617 shares held by ICONIQ Strategic Partners III-B, L.P. ("ICONIQ III-B"), (iv) 1,979,533 shares held by ICONIQ Strategic Partners III Co-Invest, L.P., Series P ("Co-invest III"), (v) 22,310 shares held by ICONIQ Strategic Partners III GP, L.P. ("ICONIQ GP III"), (vi) 2,009,823 shares held by ICONIQ Strategic Partners IV, L.P. ("ICONIQ IV"), (vii) 3,330,058 shares held by ICONIQ Strategic Partners IV-B, L.P. ("ICONIQ IV-B"), (viii) 940,443 shares held by ICONIQ Strategic Partners IV Co-Invest, L.P., Series P ("Co-invest IV"), (ix) 115,070 shares held by ICONIQ Strategic Partners V, L.P. ("ICONIQ V"), (x) 177,265 shares held by ICONIQ Strategic Partners V-B, L.P. ("ICONIQ V-B"), (xi) 857,031 shares held by ICONIQ Strategic Partners VI, L.P. ("ICONIQ VI"), and (xii) 1,069,534 shares held by ICONIQ Strategic Partners VI-B, L.P. ("ICONIQ VI-B"). ICONIQ GP II, ICONIQ III, ICONIQ III-B, Co-invest III, ICONIQ IV, ICONIQ IV-B, Co-invest IV, ICONIQ V, ICONIQ V-B, ICONIQ VI, and ICONIQ VI-B are the "ICONIQ Entities." ICONIQ Strategic Partners II TT GP, Ltd. ("ICONIQ Parent GP II") is the general partner of ICONIQ GP II. ICONIQ GP III is the general partner of ICONIQ III, ICONIQ III-B, and Co-invest III, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ III, ICONIQ III-B, and Co-invest III. ICONIQ Strategic Partners III TT GP, Ltd. ("ICONIQ Parent GP III") is the general partner of ICONIQ GP III. ICONIQ Strategic Partners IV GP, L.P. ("ICONIQ GP IV") is the general partner of ICONIQ IV, ICONIQ IV-B, and Co-invest IV, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ IV, ICONIQ IV-B, and Co-invest IV. ICONIQ Strategic Partners IV TT GP, Ltd. ("ICONIQ Parent GP IV") is the general partner of ICONIQ GP IV. ICONIQ Strategic Partners V GP, L.P. ("ICONIQ GP V") is the general partner of ICONIQ V and ICONIQ V-B, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ V and ICONIQ V-B. ICONIQ Strategic Partners V TT GP, Ltd. ("ICONIQ Parent GP V") is the general partner of ICONIQ GP V. ICONIQ Strategic Partners VI GP, L.P. ("ICONIQ GP VI") is the general partner of ICONIQ VI and ICONIQ VI-B, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ VI and ICONIQ VI-B. ICONIQ Strategic Partners VI TT GP, Ltd. ("ICONIQ Parent GP VI") is the general partner of ICONIQ GP VI. Divesh Makan and Mr. Griffith are the sole equity holders of ICONIQ Parent GP II and ICONIQ Parent GP III and Mr. Makan, Mr. Griffith, and Matthew Jacobson are the sole equity holders of ICONIQ Parent GP IV, ICONIQ Parent GP V, and ICONIQ Parent GP VI and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The address for each of the ICONIQ Entities is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.

(16) Based solely on Amendment No. 2 to the Schedule 13G filed by the Vanguard Group on November 12, 2024, with respect to shares of our common stock. The Vanguard Group holds sole voting power with respect to 0 shares, sole dispositive power with respect to 10,892,716 shares, shared voting power with respect to 47,860 shares, and shared dispositive power with respect to 168,696 shares. The Vanguard Group is an investment advisor in accordance with Rule 13d-1(b). The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during the fiscal year ended December 31, 2024, we believe that all required reports were timely filed, except that Mr. O'Connor reported two transactions on one Form 4 on August 21, 2024, which was filed late with respect to one of the two transactions.

Certain Relationships and Related Person Transactions

In addition to the compensation arrangements with our directors and executive officers discussed in the sections titled "Director Compensation" (beginning on page 25 of this Proxy Statement) and "Executive Compensation" (beginning on page 35 of this Proxy Statement), the following is a description of each transaction since the beginning of our last fiscal year and each currently proposed transaction in which:

+ we have been or are to be a participant;

+ the amounts involved exceeded or will exceed $120,000; and

+ any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Investors' Rights Agreement

We are party to an amended and restated investors' rights agreement (the "IRA"), with certain holders of our capital stock, including entities affiliated with Craig F. Courtemanche, Jr., our President, CEO, and Chair of the Board, Kevin J. O'Connor, a director serving on our Board, and entities affiliated with ICONIQ Strategic Partners and Bessemer, each, holders of more than 5% of our common stock and each, funds affiliated with directors serving on our Board, as well as other holders of our common stock. The IRA provides that certain of our stockholders with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Issuer Agreements and Consents

On March 4, 2024, in connection with the pledge by Craig F. Courtemanche, Jr., our President, CEO, and Chair of the Board, of 563,350 shares of our common stock pursuant to a loan agreement, a security and pledge agreement, and a collateral account control agreement relating thereto (the "2024 Loan Documents"), we entered into an issuer agreement and consent (the "2024 Issuer Agreement"), by and among the Company, Citibank, N.A. ("Citibank"), and each of Mr. Courtemanche, Hillary Courtemanche, and the Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012, a California revocable trust (together with Mr. Courtemanche and Mrs. Courtemanche, the "CEO Affiliates"). Under the 2024 Issuer Agreement, we provide certain acknowledgements and agree to certain terms relating to the enforcement of rights and remedies in favor of Citibank pursuant to the 2024 Loan Documents.

The 2024 Loan Documents and 2024 Issuer Agreement replaced a prior loan agreement and security and pledge agreement relating thereto entered into on March 15, 2022 (the "2022 Loan Documents") by and among the CEO Affiliates and Credit Suisse AG, New York Branch ("Credit Suisse"), pursuant to which the CEO Affiliates pledged 563,350 shares of our common stock, and a prior issuer agreement by and among the Company, Credit Suisse and each of the CEO Affiliates (the "2022 Issuer Agreement"). Under the 2022 Issuer Agreement, we provided certain acknowledgements and agreed to certain terms relating to the enforcement of rights and remedies in favor of Credit Suisse pursuant to the 2022 Loan Documents. The 2022 Loan Documents and the 2022 Issuer Agreement were terminated on March 4, 2024, in connection with entry by the parties into the 2024 Loan Documents and 2024 Issuer Agreement, as applicable.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Indemnification Agreements

Our Charter contains provisions limiting the liability of directors, and our Bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted under Delaware law. Our Charter and Bylaws also provide our Board with discretion to indemnify our other officers, employees, and agents when determined appropriate by the Board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them if they are or become involved in any proceeding by reason of the fact that they are or were a director or executive officer of the Company. For more information regarding these agreements, please refer to the section titled "Executive Compensation—Limitations of Liability and Indemnification Matters" on page 61 of this Proxy Statement.

Policies and Procedures for Related Person Transactions

Our Board has adopted a written related person transactions policy setting forth the policies and procedures for the identification, review, and approval of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person has, had, or will have a direct or indirect material interest and the amount involved exceeds $120,000. For purposes of the policy, a related person is any of our directors, director nominees, executive officers, or beneficial owners of more than 5% of our common stock, or any respective immediate family members of the foregoing persons.

In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction, management's recommendation with respect to the proposed related person transaction, and the extent of the related person's interest in the transaction. If a related person transaction falls into one of the enumerated transaction categories deemed to be outside the scope of the policy, such transaction does not require review or approval by our Audit Committee even if the amount involved exceeds $120,000. No director may participate in approval of a related person transaction for which he or she is a related person.

Householding of Proxy Materials

SEC rules permit companies and intermediaries (e.g., brokerage firms) to satisfy delivery requirements for Notices of Internet Availability of Proxy Materials or other proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokerage firms with account holders who are our stockholders (who hold our shares in "street name") will likely be "householding" our proxy materials. A single Notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your brokerage firm that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. We agree to deliver promptly, upon written or oral request, a separate copy of the Notice or the proxy materials, as requested, to any stockholder at a shared address to which a single copy of such documents was delivered. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or other proxy materials, please notify your brokerage firm or us. You may direct your written request to us via email at legalnotice@procore.com, via mail at Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013, Attention: Chief Legal Officer and Corporate Secretary, or via telephone at (866) 477-6267. Stockholders who currently receive multiple copies of the Notice or other proxy materials at their address(es) and would like to request "householding" of their communications should contact their brokerage firm.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with his or her best judgment. Discretionary authority for them to do so is provided for in the proxy card and other forms of proxy.

By the Order of the Board of Directors,

Benjamin C. Singer
Chief Legal Officer and Corporate Secretary
April 24, 2025

We have filed our 2024 Form 10-K with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Stockholders can also access this Proxy Statement and our 2024 Form 10-K free of charge at www.proxydocs.com/PCOR. A copy of our 2024 Form 10-K is also available without charge upon written request to us via mail at Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013, Attention: Chief Legal Officer and Corporate Secretary.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A—Definitions and Reconciliations of Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures, as described below, are useful in evaluating our operating performance. We use this non-GAAP financial information, collectively, to evaluate our ongoing operations as well as for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, and may assist in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.

The non-GAAP financial information is presented for supplemental informational purposes only. Non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP. There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP, non-GAAP financial measures may be different from similarly-titled non-GAAP measures used by other companies since other companies may calculate such non-GAAP financial measures differently, and non-GAAP financial measures exclude expenses that may have a material impact on our reported financial results. Unlike stock-based compensation expense, employer payroll tax related to employee stock transactions is a cash expense that we will continue to incur in the future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. A reconciliation is provided below for each non-GAAP financial measure indicated in this Proxy Statement to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures. Investors should not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Income (Loss) from Operations, and Non-GAAP Operating Margin

We define these non-GAAP financial measures as the respective GAAP measures, excluding stock-based compensation expense, amortization of acquired intangible assets, employer payroll tax related to employee stock transactions, and acquisition-related expenses. Non-GAAP gross margin is the ratio calculated by dividing non-GAAP gross profit by total revenue. Non-GAAP operating margin is the ratio calculated by dividing non-GAAP income (loss) from operations by total revenue.

Stock-based compensation expense includes the net effects of capitalization and amortization of stock-based compensation expense related to capitalized software and cloud-computing arrangement implementation costs. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company's non-cash expenses, we believe that providing non-GAAP financial measures that exclude stock-based compensation expense allows for meaningful comparisons between our operating results from period to period. The expense related to amortization of acquired intangible assets is a non-cash expense and is dependent upon estimates and assumptions, which can vary significantly and are unique to each asset acquired; therefore, we believe that non-GAAP measures that adjust for the amortization of acquired intangible assets provide investors a consistent basis for comparison across accounting periods. The amount of employer payroll tax-related items on employee stock transactions is dependent on RSU settlements, option exercises, related stock price, and other factors that are beyond our control and that do not correlate to the operation of our business. When evaluating the performance of our business and making operating plans, we do not consider these items (for example, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution than the accounting charges associated with such grants). Since the amount of employer payroll tax-related items on employee stock transactions is highly variable due to factors outside our control, and unrelated to Procore's core operations, operating results, revenue-generating activities, business strategy, industry, or regulatory environment, management does not consider employer payroll tax on employee stock transactions in the evaluation of the business or in making operating plans. Accordingly, we believe this adjustment in arriving at our non-GAAP measures provides investors with a better understanding of the performance of our core business in a manner that is consistent with management's view of the business. Acquisition-related expenses include external and incremental transaction costs, such as legal and due diligence costs, and retention payments. These expenses are unpredictable and generally would not have otherwise been incurred in the periods presented as part of our continuing operations. In addition, the size and complexity of an acquisition, which often drives the magnitude of acquisition-related expenses, may not be indicative of such future costs. We believe excluding acquisition-related expenses facilitates the comparison of our financial results to our historical operating results and to other companies in our industry. Overall, we believe it is useful to exclude these expenses in order to better understand the long-term performance of our core business and to facilitate comparison of our results period-over-period and to those of peer companies.

Free Cash Flow

We define free cash flow as net cash provided by operating activities, less purchases of property and equipment and capitalized software development costs. We believe free cash flow is an important liquidity measure of the cash (if any) that is available, after our operating activities and capital expenditures. We use free cash flow in conjunction with traditional GAAP measures to assess our liquidity and evaluate the effectiveness of our business strategies. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet, invest in future growth, and execute our stock repurchase program.

The following tables present reconciliations of our GAAP financial measures to our non-GAAP financial measures for the periods presented:

Reconciliation of gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin:

	Year Ended December 31,
	2024
	($ in thousands)
Revenue	$1,151,708
Gross profit	946,096
Stock-based compensation expense	15,478
Amortization of acquired technology intangible assets	25,437
Employer payroll tax on employee stock transactions	612
Non-GAAP gross profit	$ 987,623
Gross margin	82%
Non-GAAP gross margin	86%

Reconciliation of loss from operations and operating margin to non-GAAP income (loss) from operations and non-GAAP operating margin:

	Year Ended December 31,		
	2024	**2023**	**2022**
	($ in thousands)		
Revenue	$1,151,708	$ 950,010	$ 720,203
Loss from operations	(136,423)	(215,677)	(290,454)
Stock-based compensation expense	194,833	179,334	162,886
Amortization of acquired intangible assets	40,794	37,578	38,381
Employer payroll tax on employee stock transactions	9,460	8,433	5,939
Acquisition-related expenses	2,288	8,888	9,402
Non-GAAP income (loss) from operations	$ 110,952	$ 18,556	$ (73,846)
Operating margin	(12%)	(23%)	(40%)
Non-GAAP operating margin	10%	2%	(10%)

Computation of free cash flow:

	Year Ended December 31, 2024
	($ in thousands)
Net cash provided by operating activities	$196,172
Purchases of property, plant, and equipment	(19,143)
Capitalized software development costs	(49,529)
Non-GAAP free cash flow	$127,500

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40396

Procore Technologies, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**73-1636261**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6309 Carpinteria Avenue Carpinteria, CA	**93013**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (866) 477-6267

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	**PCOR**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. YES ☒ NO ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The New York Stock Exchange on June 30, 2024, was $7,044.4 million.

The number of shares of Registrant's Common Stock outstanding as of February 19, 2025 was 149,924,206.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2024 fiscal year ended December 31, 2024.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report on Form 10-K are forward-looking statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and our objectives for future operations. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. These forward-looking statements include, but are not limited to, statements concerning the following:

+ our expectations regarding our financial performance, including revenues, expenses, and margins, and our ability to achieve or maintain future profitability;

+ our ability to effectively manage our growth and investments, including through the evolution of our go-to-market ("GTM") operating model;

+ anticipated performance, trends, growth rates, and challenges in our business and in the markets in which we currently or may in the future operate;

+ economic and industry trends, in particular the rate of adoption of construction management software and digitization of the construction industry, inflation, and challenging macroeconomic and geopolitical conditions;

+ our ability to attract new customers and retain and increase sales to existing customers;

+ our ability to expand internationally;

+ the effects of increased competition in our markets and our ability to compete effectively;

+ our ability to develop new products, platform capabilities, services, and features, and whether our customers and prospective customers will adopt these new products, services, and features;

+ our ability to maintain, protect, and enhance our brand;

+ the sufficiency of our cash to meet our cash needs for at least the next 12 months;

+ future acquisitions, joint-ventures, or investments, including our strategic investments and investments in marketable securities;

+ our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States ("U.S.") and internationally;

+ our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

+ the timing, price, and quantity of repurchases of shares of our common stock under our stock repurchase program, and our ability to fund any such repurchases;

+ the future trading price of our common stock; and

+ our ability to identify, assess, and manage cybersecurity threats and risks.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe," and similar statements, reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Unless the context requires otherwise, references in this Annual Report on Form 10-K to the "Company," "Procore," "we," "us," and "our" refer to Procore Technologies, Inc. and its consolidated subsidiaries.

RISK FACTORS SUMMARY

Investing in our common stock involves a high degree of risk. Below is a summary of factors material to our business that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, as well as other risks we face can be found under the heading "Risk Factors" in Part I of this Annual Report on Form 10-K.

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks include, among others, the following:

+ we have experienced rapid growth in prior periods, and such growth may not be indicative of our future performance. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected;

+ we have a history of losses and may not be able to achieve or sustain profitability in the future;

+ our business has been, and may continue to be, significantly impacted by changes in the economy, in spending across the construction industry, and in the size and growth of our addressable market;

+ the construction management software industry is evolving rapidly and may not develop in ways we expect. If we fail to respond adequately to changes in the industry, our business, financial condition, results of operations, and prospects could be materially adversely affected;

+ our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to retain and expand our customer base, attract investors, and recruit and retain qualified personnel may be impaired, and our business may be harmed;

+ our ability to increase our customer base, expand existing customers' use of our platform, and achieve broader market acceptance of our products, services, and platform will significantly depend on our ability to develop and expand our sales and marketing capabilities, including through the evolution of our GTM operating model, and any failure to do so could materially adversely affect our business, financial condition, results of operations, and prospects;

+ we have experienced, and may continue to experience, disruptions and adverse impacts to our financial and operating results as we continue to invest in and implement our evolved GTM operating model, and any failure to manage such disruptions and adverse impacts could materially adversely affect our business, financial condition, results of operations, and prospects;

+ because we recognize revenue from subscriptions to access our products over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our results of operations;

+ we are continuing to expand our operations outside the U.S., where we may be subject to increased business, regulatory, and economic risks (including fluctuations in currency exchange rates) that could materially adversely affect our business, financial condition, results of operations, and prospects;

+ we operate in a competitive market, and we must continue to compete effectively;

+ interruptions or performance issues associated with or otherwise impacting our products, services, and platform, including the interoperability of our platform across devices, operating systems, and third-party applications, could materially adversely affect our business, financial condition, results of operations, and prospects;

+ if we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives and our business, financial condition, results of operations, and prospects could be materially adversely affected;

+ if we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success;

+ we and the third parties with which we work are subject to stringent, changing, and potentially inconsistent laws, regulations, rules, policies, and obligations related to data privacy and security, both domestically and internationally, and our actual or perceived failure to comply with such obligations, or the failure or perceived failure of third parties with which we work to comply with such obligations, could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences, any of which could materially adversely affect our business, financial condition, results of operations, and prospects;

+ if our information technology ("IT") systems or data, or those of third parties with which we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences, any of which could materially adversely affect our business, financial condition, results of operations, and prospects;

+ our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets and otherwise materially adversely affect our business, financial condition, results of operations, and prospects;

+ we may be unsuccessful in making, integrating, and maintaining acquisitions, joint ventures, and strategic investments, which could materially adversely affect our business, financial condition, results of operations, and prospects;

+ if we fail to maintain an effective system of disclosure controls and internal control over our financial reporting, including our acquired companies, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and our business, financial condition, results of operations, and prospects could be materially adversely affected;

+ our business could be disrupted by macroeconomic factors, geopolitical events, or catastrophic occurrences; and

+ we cannot guarantee that our stock repurchase program will enhance stockholder value, and any stock repurchases we make could increase the volatility of our common stock and diminish the cash reserves we have available to fund working capital and other projects, and any failure to repurchase our common stock after we have announced our intention to do so may negatively affect the price of our common stock.

PART I

Item 1. Business.

Overview

Our mission is to connect everyone in construction on a global platform.

We are the leading global provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on connecting and empowering the construction industry's key stakeholders, such as owners, general contractors, and specialty contractors, to collaborate and access our capabilities from any location on any internet-connected device. Our platform is modernizing and digitizing construction management by enabling timely access to critical project information, simplifying complex workflows, and facilitating seamless communication among relevant stakeholders, all of which we believe positions us to serve as the system of record for the construction industry. We are also continuing to develop other programs and services to address related challenges faced by the construction industry's key stakeholders. Adoption of our products, services, and platform helps our customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance financial transparency and accountability.

In short, we build the software for the people that build the world.

We have established our leading market position by focusing on serving the unique needs of the construction industry. We work directly with stakeholders to develop the products and services they need and to provide high-quality support, available to all users at no additional charge. Our four integrated product categories—Preconstruction, Project Execution, Resource Management, and Financial Management—automate workflows, provide timely visibility, offer advanced analytics, and support collaboration across key stages of the construction project lifecycle. Each of our products can be accessed from the office or the jobsite on computers, smartphones, and tablets, enabling users to work wherever the job requires. Platform capabilities like our open application programming interfaces and our application marketplace ("App Marketplace") allow customers to integrate our products with their internal systems. We offer over 500 integrations, including accounting, document management, and scheduling software, which provide our users with choice and flexibility, and demonstrably increase the stickiness of our platform as we aim to become the construction industry's system of record. Our customers range from small businesses managing a few million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the residential and non-residential segments of the construction industry. Our customers rely on our platform to help run their businesses more efficiently and safely, with enhanced collaboration and accountability among key stakeholders. We generate substantially all of our revenue from subscriptions to access our products. We primarily sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. To help our customers address the variable nature of their construction volume, we offer (a) annual subscription contracts with construction volume over a one-year period; (b) multi-year subscription contracts with construction volume measured over successive one-year periods; and (c) pooled volume contracts with fixed flat annual fees based on construction volume measured over multiple years (typically, two- or three-year periods). As our customers subscribe to additional products or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume, or charge customers based on consumption or on a per-project basis.

Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. Customers can invite all project participants, including owners, general contractors, specialty contractors, architects, and engineers, to engage with our platform as part of a project team without incurring additional fees. Customers typically invite participants to join our platform, including their employees and collaborators, who are other project participants that engage with our platform but do not pay us for such use. Collaborators have access to relevant project information and product features for the duration of their involvement in a project and are incentivized to become customers, as collaborators do not control what information they get access to, may not be able to access project information after a job is complete, and cannot run their complete portfolio of projects on our platform. Once collaborators have used our platform, they may potentially become customers and evangelize Procore on future projects. Although we do not charge a per-seat or per-user fee, multiple participants can be customers on the same project, which allows each of them to retain access to project information for the duration of their subscription and allows us to receive revenue from multiple customers on the same project.

We believe that the market for our platform is large, and we are highly focused on our long-term growth. Our ability to generate revenue, continue to grow our business, and serve the broader needs of the construction industry depends on our ability to efficiently acquire new customers, retain existing customers and expand their use of our products, services, and platform, and maintain or increase the pricing of, and value provided by, our products and services. We drive new customer acquisitions by investing across our sales and marketing engine to engage prospective customers, increase brand awareness, and drive adoption of our products, services, and platform. We drive retention of existing customers and expansion of their use of our products, services, and platform by focusing on our customers' success.

Despite macroeconomic challenges, we have seen an increase in the number of customers that contributed more than $100,000 of annual recurring revenue ("ARR"), which was 2,333, 2,008, and 1,576 as of December 31, 2024, 2023, and 2022, respectively, reflecting year-over-year growth rates of 16% in 2024 and 27% in 2023. Customers that contributed more than $100,000 of ARR represented 63%, 60%, and 57% of total ARR in each of the annual periods ending December 31, 2024, 2023, and 2022, respectively. The number of customers that contributed more than $1,000,000 of ARR was 86, 62, and 47 as of December 31, 2024, 2023, and 2022, respectively, reflecting year-over-year growth rates of 39% in 2024 and 32% in 2023. Customers that contributed more than $1,000,000 of ARR represented 17%, 14%, and 12% of total ARR in each of the annual periods ending December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, 2023, and 2022, the number of customers on our platform was 17,088, 16,367, and 14,488, respectively, reflecting year-over-year growth rates of 4% in 2024 and 13% in 2023. Our total customer count is heavily influenced by the number of small- and medium-sized business ("SMB") customers we add in a given period. Furthermore, SMB customers represent a small portion of our total ARR, whereas Enterprise and Mid Market customers represent the vast majority of our total ARR. As a result, we believe the better metric to assess our business performance is the growth in the number of customers that contributed more than $100,000 of ARR. All aforementioned customer counts exclude customers acquired from business combinations that do not have standard Procore annual contracts. For a description of how we calculate ARR, see the sub-heading titled "Acquiring New Customers and Retaining and Expanding Existing Customers' Use of Our Platform," under the heading "Certain Factors Affecting Our Performance" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our success in building our customer base, expanding usage and value for existing customers, and helping digitize the industry has allowed us to achieve significant growth. We generated revenue of $1,151.7 million in 2024, $950.0 million in 2023, and $720.2 million in 2022, representing year-over-year growth of 21% in 2024 and 32% in 2023. We had net losses of $106.0 million in 2024, $189.7 million in 2023, and $286.9 million in 2022.

Our Industry

We serve the construction industry ecosystem, which is highly fragmented and specialized.

The construction process relies on coordination among highly fragmented and specialized groups. Key stakeholders engage in financing, budgeting, designing, building, and maintaining commercial, residential, industrial, and infrastructure projects while navigating varying responsibilities, risk profiles, and motives.

Completing a project safely, on time, and within budget requires effective collaboration between stakeholders across workstreams, sharing information in a timely and effective manner, and navigating increasing contractual and regulatory complexity.

Our customers include key stakeholders in the construction ecosystem, such as:

+ **Owners.** Owners initiate construction projects, secure financing, work with architects, engineers, and consultants on building design, hire general contractors to manage the construction process, and are the ultimate decision-makers throughout a project. Owners include corporations, universities, government entities, and commercial and residential real estate developers. Once a project is completed, owners are responsible for operating, leasing, or selling the structure, or outsourcing such processes to a third party.

+ **General contractors.** General contractors coordinate the construction project and fulfill the demands of owners while simultaneously maintaining oversight and responsibility for specialty contractors and other vendors.

+ **Specialty contractors.** Specialty contractors, commonly referred to as subcontractors, are hired by general contractors for their specialized skills, such as mechanical, electrical, plumbing, roofing, or concrete trades, and perform the vast majority of construction work, including sourcing materials.

The construction industry has four defining characteristics:

+ **Construction is a custom business.** Construction projects are typically custom, and each project has a distinctive combination of dynamic variables, including unique project teams, design, materials, financing, terrain, regulations, and schedules.

+ **The workforce is mobile and decentralized.** Construction happens on the jobsite, not at the office, which increases the importance of mobile access to project data. Construction workers often operate with out-of-date or incomplete project information and struggle to collaborate effectively with other stakeholders, leading to mistakes that may translate to costly rework and extended project timelines. Given mistakes not only impact the progress of the project but also expose workers to safety risks, the need for mobile collaboration solutions and timely access to instructions, designs, documentation, and reporting is becoming increasingly critical for managing and optimizing a dispersed workforce.

+ **Stakeholder dynamics are complex.** Construction projects require collaboration across a wide range of stakeholders who often have a different set of interests and lack familiarity and trust with one another, yet are all interdependent and ultimately share project risks. All project participants are adversely impacted when a project is delayed, runs over budget, or does not meet quality or safety requirements. In order to avoid related financial losses, stakeholders are often quick to redirect responsibility to other participants on a project and seek to resolve disputes in court.

+ **Change is constant.** Construction project designs, schedules, and budgets are modified frequently. Construction teams typically run into unforeseen issues requiring a workaround, or the owner may decide to make a modification to the project. As a result, the design that teams set out to build rarely matches the finished product. A modification can trigger costly changes to a project's schedule and require timely communication to teams on the ground to minimize or avoid mistakes.

Our Platform

Our platform is built to be modern, intuitive, and open, with a modular and extensible architecture that not only includes the breadth and depth of functionality of our own products, but also integrates with third-party applications and our customers' own customized applications. We offer a broad set of product solutions that we primarily monetize through subscriptions. We also support and enhance our customers' use of these product solutions with a comprehensive set of platform capabilities.

Product Solutions

Our platform includes four integrated product solutions that allow data and workflows to transparently cross the phases of a construction project. Our customers typically purchase subscriptions to access our products on a product-by-product basis. The products that a customer chooses to purchase within each integrated product solution depend on the customer's specific requirements and the distinct buyer personas that will utilize the products. We also provide different functionality to customers for each product, depending on a customer's unique needs. Our platform approach allows us to drive additional spend from our customers by cross-selling additional product solutions, services, and platform capabilities that address their needs.

+ **Preconstruction.** Our Preconstruction products, including Estimating, Bid Management, 2D/3D Takeoff, Design Coordination, and Prequalification, facilitate collaboration between internal and external stakeholders during the takeoff, planning, budgeting, estimating, bidding, design, and partner selection phases of a construction project. Our products are designed to help reduce financial and operational risk across key stakeholders before construction begins.

+ **Project Execution.** Our Project Execution products, including Project Management, Quality, Safety, Field Scheduling, and Closeout, connect construction project teams by helping to ensure project information is aggregated in an up-to-date cloud-based platform, available to all project participants, and accurate so that work on the jobsite is completed correctly and safely. These products enable collaboration, information transmission and storage, and safety regulation compliance for teams on the jobsite and in the back office. Users have the ability to log critical information, track project progress, and escalate issues for approvals from the correct team members. They can also identify, understand, and proactively resolve the causes of issues and risky behaviors before they result in an injury or accident.

+ **Resource Management.** Our Resource Management products, including Field Productivity, Workforce Planning, Equipment Management, and Materials Management, help customers schedule, track, and forecast workforce and equipment productivity, improve time management, communicate more efficiently with their workforces, optimize procurement and movement of materials, and better manage profitability on construction projects. By using these products, customers can create detailed productivity records that can be referenced during the bidding process.

+ **Financial Management.** Our Financial Management products, including Project Financials, Accounting Integrations, and Procore Pay, provide customers with visibility into the financial health of their individual construction projects and portfolios, facilitate untethered access to financial data, and support payments between key stakeholders. These products improve cost management, invoice collection, review, and approval, and budget forecasting and tracking. Our platform also supports integrations with a majority of the industry's preferred accounting systems to minimize data entry errors. Our Procore Pay solution handles all aspects of the payment process between general contractors and subcontractors via a single system that promotes visibility and transparency for tracking payment requirements and automates the exchange of lien waivers.

Platform Capabilities

Our platform features a number of capabilities that underlie our product solutions and enable us to launch new products and services and increase the breadth and depth of our existing products and services. Our broad range of platform capabilities support the diverse needs of the different personas that use our products and platform. In order to create a centralized hub for construction project information, we have developed an extensible platform that connects our customers' business applications, people, devices, and data. Our platform capabilities include:

+ **Artificial Intelligence ("AI").** We are developing capabilities that will allow customers to leverage AI in our platform to help increase productivity, reduce risks, and deliver projects on time and within budget. Our AI platform capabilities include Copilot, an AI-powered assistant that acts as a central hub and conversational interface enabling users to interact with and retrieve project-specific information and status, and Insights, which analyzes industry, company, and project data within our platform in order to provide timely and contextual advice to users by identifying trends and predicting potential project risks.

+ **Analytics.** Our platform gives customers the ability to generate deep insights from aggregated data across all projects, various products, and integrated accounting software. Customers can track trends and conduct analysis using pre-built reports, all of which are customizable to suit individual customer needs.

+ **Building Information Modeling ("BIM").** Our platform enables all users in the field to view and collaborate on 3D models, which allows project teams to more efficiently plan and construct their projects. Field workers can access project models quickly, with an easy-to-use navigation interface that ties 3D models to drawings. Users can bridge the gap between 3D modeling and 2D documentation and enhance accuracy by generating 2D drawings or views directly from 3D models. These capabilities improve decision-making and reduce rework by ensuring that work is coordinated and installed correctly the first time.

+ **Collaborations.** Our platform allows users to connect projects across accounts and share project information with other team members. Our Collaborations platform capabilities include Connectability, which helps customers streamline construction projects, enhance productivity, and reduce errors by syncing the latest drawings across projects and teams and storing project information in one place.

+ **Document Management.** Our platform allows customers to safely store, access, and share project documents. Users can quickly upload revisions to drawings and specifications to help ensure that project team members have up-to-date project information whether they're working in the field or in the office.

+ **Ecosystem.** Our Ecosystem platform capabilities enable our App Marketplace, which helps customers enhance their use of our products with third-party integrations, connecting critical business workflows and processes, and allowing customers to maintain a single system of record while leveraging software solutions that provide an array of functionality. Our App Marketplace houses over 500 integrations, including to other construction software technology companies.

+ **Enterprise Flexibility.** Our platform offers configurable fields and forms, improving the degree of precision with which customers can track data and secure documentation. It also allows customers to create designated workflows to match the approval sequence and processes that are appropriate for their businesses. In addition, our platform provides comprehensive user permission functionality. Permissions define who has access to certain project and company-level information. By default, we provide customers with several role-based permission templates, and these permissions are configurable down to the tool access level by user.

+ **Maps.** Our platform allows customers to visualize construction data by storing and viewing photos of their active projects on an interactive map. Users can filter the items on a map with the help of GPS data.

+ **Zones.** Our platform provides regional locations for our global cloud infrastructure that allow customers to store and manage their data locally, closer to their business while driving availability, observability, and reliability.

Our Core Customer Stakeholders and the Benefits Provided by Our Platform

We serve customers ranging from small businesses managing a few million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the residential and non-residential segments of the construction industry. For additional information on these core customers, see "Our Industry" above.

We believe that our ability to deliver products and platform capabilities that address our customers' specific needs, including by enabling streamlined communication and timely access to data, is essential to driving increased productivity and efficiency, reducing rework and costly delays, improving safety and compliance, and enhancing financial transparency and accountability.

Owners
Owners need the ability to plan capital expenditures, accurately estimate project costs, source high-quality general contractors to manage construction work, and track project progress with a high degree of visibility. We help owners save significant time and money by providing financial and operational visibility into their projects. It is critical for owners' bottom lines that they remain informed of what work has been completed, when it was

completed, and what specifically was built or installed. Not only is this information crucial for ongoing projects, but it is also necessary for long-term asset management, as the underlying data allows for more efficient, effective, and predictive maintenance.

General contractors

General contractors often manage their businesses with small profit margins, with little room for error. Inadequate information flows, such as not providing specialty contractors with the latest set of plans, can result in costly project delays, overages, and unfulfilled expectations. General contractors are also compelled to perform duplicate data entry in disparate systems and are accustomed to dealing with invoicing errors, information silos, and disconnected point solutions. We have developed a cloud-based platform to allow general contractors to manage their projects from a smart device in their hand, with the goal of facilitating exceptional teamwork, reducing costly rework, mitigating risk, and improving profit margins.

Specialty contractors

For specialty contractors to be successful, it is imperative that they are able to effectively track and manage their crews, materials, equipment, and cash flow. However, specialty contractors often utilize disparate point software solutions or antiquated documentation systems, such as pen and paper or physical whiteboards, which means they lack a consistent way to track labor production rates, monitor safety compliance and quality of work, ensure they are working off the latest set of plans and schedules, or document work completed as part of the invoicing process. Specialty contractors frequently experience delays and disruptions in work progress as a result of not having timely access to the most up-to-date information, such as when other stakeholders make changes to project plans or schedules and do not effectively communicate those changes to specialty contractors. Our platform features intuitive, easy-to-use tools that allow specialty contractors to leverage accurate, timely information, reduce unnecessary data entry, visualize productivity trends, document completed work, and get paid the correct amounts faster.

Our Business Model

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We primarily sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform.

As we grow, we believe that the value of our business will increase across three key dimensions:

+ **Network.** Our business model is designed to encourage rapid, widespread adoption by allowing for unlimited users, meaning that we do not charge a per-seat or per-user fee. Customers can invite all project participants to engage with our platform as part of a project team, including customers' employees and collaborators, who are other project participants who engage with our platform but do not pay us for such use. Thereafter, collaborators have an incentive to become customers so that they can manage their complete portfolio of projects on our platform, use our products to improve their business processes, and maintain ownership of project data. For example, Connectability for Drawings enables customers to share drawings across all of their associated accounts, allowing for drawings for a downstream project to sync to an upstream project.

+ **Products.** We believe our expertise in construction and close relationship with our customers and collaborators enable us to deliver easy-to-use and feature-rich products, specifically tailored to solve the problems of the industry's key stakeholders and help them manage their businesses more effectively. Our products are offered à la carte and are integrated into our cloud-based platform. Our customer support team provides live support to all users at no additional cost, as well as numerous online resources. We also provide optional professional services at an extra cost to support customers who are implementing new product solutions or who need ongoing guidance with their product subscriptions.

+ **Data.** Our platform captures extensive data across stakeholders and each stage of a project, which enables us to create a system of record for all stakeholders and to analyze project and industry trends. Our platform captures data encompassing bidding, safety, cost, quality, scheduling, materials, supplier information, and other types of data. We believe our unique access to data through our platform will allow our team to assess construction risk faster and more accurately than traditional methods, and our goal is to use such data to scale and automate our product offerings.

Our Growth Strategy

We intend to leverage our existing products and industry presence to establish our products, services, and platform as the industry standard in construction, both domestically and internationally. The key elements of our strategy to accomplish these objectives are as follows:

+ ***Maintain and advance our technology leadership.*** We believe that the investments we have made in research and development to build our technology have been core differentiators of our products and platform. We plan to continue to invest in technology innovation, product development, and platform capabilities.

+ ***Acquire new customers.*** We believe the market for construction technology and collaboration tools is in its early phases of adoption. We plan to continue to expand our sales and marketing efforts to drive awareness of our products, services, and platform, and grow our customer base, focusing on owners, general contractors, and specialty contractors. The portion of our current user base made up of collaborators invited to participate in our customers' projects represents a significant opportunity to increase our revenue. These users are incentivized to become customers in order to gain visibility and control across their projects with actionable insights from a single system. In the future, we have the potential to monetize additional adjacent stakeholders, including a broad set of industry participants who are potential customers of our existing products and services and those whom we plan to address with targeted new products and services over time. Such new products and services may allow us to attract new customers as well as expand existing customer relationships.

+ ***Increase and diversify spend within our existing customer base.*** We plan to drive additional spend from existing customers by upselling construction volume, cross-selling additional existing products and services, and offering new products and services that address additional customer needs.

+ ***Expand internationally.*** We believe there is a global need for construction management software and that the global market is currently underpenetrated, representing a significant opportunity. We plan to hire sales and customer experience teams and expand our presence in certain countries where we already operate, as well as pursue a presence in new geographies.

+ ***Extend our industry connectivity and our position as a trusted brand.*** We believe there are powerful network effects to our business, and to capitalize on these effects we intend to focus on driving higher engagement with customers, collaborators, and the broader construction community. We will continue to invest in expanding our ecosystem, developing new partnerships, and supporting more integrations. In addition, we plan to continue to invest in growing our brand and expanding on our key community and user initiatives.

+ ***Pursue targeted acquisitions.*** Our acquisition strategy primarily focuses on accelerating our product roadmap through tuck-in acquisitions of smaller companies, some of which are from our App Marketplace and already integrated with the Procore platform. We have made, and may in the future make, select acquisitions to add innovative features and functionality to our platform, accelerate our end-to-end cloud-based platform strategy, and bring talent to our team. Our App Marketplace provides us with visibility into our customers' interactions with many third-party integrations and provides a pipeline for potential future acquisitions. For example, we acquired Intelliwave Technologies Inc. ("Intelliwave"), a construction materials management company, in 2024, and Unearth Technologies, Inc. ("Unearth"), a geographic information systems asset management platform, in 2023, both of which were existing App Marketplace partners. Our existing integrations with App Marketplace partners like these streamline the integration of their solutions into our platform post-acquisition and allow us to quickly deliver a seamless customer experience across our platform.

Sales and Marketing

We primarily sell subscriptions to access our products through our direct sales team, which is specialized by geography, followed by size and type of stakeholder, and is serviced regionally by offices in the U.S., Canada, Australia, England, the United Arab Emirates ("UAE"), and Ireland. As a result of our international efforts, we support multiple languages and currencies.

In July 2024 we began to evolve our GTM operating model by, among other things, transitioning to a general manager model, with general managers for our North America, Europe, Asia-Pacific, and Middle East regions and our public sector business, each of whom is empowered to assess and deploy the appropriate strategies and tactics for customers within their respective regions. We are also adding new product and technical specialists to our GTM teams, who we believe can add value for our customers by matching the evolving needs of our customers' diverse buyer personas with our products and services, and helping our customers understand and implement the full potential of our platform. We believe that these investments will allow us to build stronger and deeper customer relationships and improve our operating efficiency over time which, in turn, will result in better customer experiences and provide additional value to our customers, some of whom continue to face macroeconomic and other pressures that have negatively impacted their spending decisions. Our construction volume-based pricing model and number of product offerings create multiple opportunities for expansion.

We focus our marketing efforts on product innovation and value, domain expertise, and community-building. We reach potential customers and generate leads for our sales team through a combination of content marketing, public relations, advertising, sponsorships, digital marketing, partner marketing, social media, community initiatives, and events. We deliver multi-touch marketing efforts across all stages of the customer journey, from awareness and consideration to purchase, retention, and advocacy. Marketing activities are connected to our sales pipeline, resulting in product demonstration requests and sales opportunities. As a key part of our brand-building efforts, we host industry events. Our engagement with these leading industry events affords us the ability to connect directly with our customers, collaborators, and the broader construction industry.

Research and Development

Our research and development organization is responsible for the development and delivery of new features and products for our platform, and the continued improvement, maintenance, and support of our existing products, platform, and cloud infrastructure. We leverage our broad customer base, our engaged user communities, and our focus on user-driven innovation to aggregate feedback on features and functionality and consistently improve our products and platform. Our teams partner with our customers and collaborators to understand their needs through focus groups at our innovation labs, trade shows, and conferences, and with customers and collaborators on the jobsite.

Our Competition

The market for construction management software is competitive and rapidly evolving. We believe the market is in its early phases of maturity and technology adoption as many companies in the construction industry still rely on a combination of rudimentary workflows, including manual paper-based methods, email, fax, and spreadsheet-based processes. Where incumbent technology has been adopted, it has generally had a limited impact because of a lack of modern, cloud-based tools, limited breadth and depth of functionality, or a lack of integrations between point solutions.

We believe our competitors primarily exist across the following four categories:

+ *aggregated construction management tools*, including products offered by various software companies that serve multiple industries and buyers. Some of these companies' products integrate with our platform and are available in our App Marketplace.

+ *accounting software vendors*, including providers that offer accounting software and supplement their solutions with project management tools and other offerings, which are often bundled with their accounting solutions as lower-value add-ons.

+ *point solution vendors* in various categories, including analytics, bidding, BIM, compliance, and scheduling, among others. Many of the point solutions these vendors provide integrate with our platform and are available in our App Marketplace.

+ *in-house specialized tools* or processes built by or for existing or prospective customers.

Our Employees and Human Capital Resources

People are our most vital asset in building and growing our business. We are also proud to have been able to maintain our culture as our business has grown, which is based on three core values: openness, ownership, and optimism. We believe that these three core values are foundational to building a high-performing, engaged organization where our employees feel empowered to deliver exceptional results while growing their careers. We believe that having a strong culture is integral to our ability to attract and retain exceptionally talented and motivated employees.

We invest in our employees and provide a broad range of benefits and well-being and development offerings to help them grow and thrive. Our compensation and benefits offerings are competitively designed to attract, reward, and retain talented individuals to drive our business forward. We evaluate these offerings on a regular basis, adjusting as needed.

As of December 31, 2024, we had 4,203 full-time employees, with 3,221 based in the U.S. and 982 based in our international locations.

Our Intellectual Property

We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee invention assignment agreements to establish and protect our proprietary rights. As of December 31, 2024, we had 80 issued patents in the U.S. and 93 pending patent applications in the U.S. Additionally, we had 3 issued patents in foreign countries, 28 pending patent applications in foreign countries, as well as 6 pending international patent applications that preserve our right to file additional foreign patent applications in the future, as of such date. Our issued patents in the U.S. will expire between 2034 and 2043. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the U.S. and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled "Risk Factors—Risks Related to Our Intellectual Property—Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets and otherwise materially adversely affect our business, financial condition, results of operations, and prospects."

Government Regulations

We are, and may become, subject to a number of U.S. federal and state, as well as numerous foreign, laws and regulations that involve matters important to our business, including in connection with our pursuit of Federal Risk and Authorization Management Program ("FedRAMP") authorization. Compliance with these laws and regulations has not had, and is currently not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation, and any noncompliance could have a material impact on our business in subsequent periods. For a discussion of risks related to these various areas of government regulation, see "Risk Factors—Our business is subject to a wide range of laws and regulations, many of which are evolving, and our failure to comply with such laws and regulations could materially adversely affect our business, financial condition, results of operations, and prospects" and "Risk Factors—Increased government scrutiny of the technology industry generally, or our operations specifically, could negatively affect our business."

Corporate Information

We were incorporated as Butterfly Lane, Inc. in California in January 2002, and changed our name to Procore Technologies, Inc. in May 2002. We reincorporated in Delaware in June 2014. Our principal executive offices are located at 6309 Carpinteria Avenue, Carpinteria, CA 93013. Our telephone number is (866) 477-6267. Our website address is https://www.procore.com. Information contained on, or that can be accessed through, our website is not incorporated by reference herein, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

We make available, free of charge through the investor relations section of our website (investors.procore.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Exchange Act, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We announce material information to the public about us, our products and services and other matters through a variety of means, including our website, the investor relations section of our website, press releases, filings with the SEC, and public conference calls, in order to achieve broad distribution of information to the public. We encourage investors and others to review the information we make public in these locations, as such information could be deemed to be material information.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of such future risks or any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have experienced rapid growth in prior periods, and such growth may not be indicative of our future performance. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have experienced rapid growth in prior periods. Our revenue was $1,151.7 million in 2024, $950.0 million in 2023, and $720.2 million in 2022. Our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations. You should not rely on the revenue growth of any prior period as an indication of our future performance. While our revenue has continued to increase, our revenue growth rate has declined and may continue to decline in the future as a result of a variety of factors, including our ability to effectively manage our growth and investments (including through the evolution of our GTM operating model), macroeconomic conditions, and the maturation of our business. Our overall revenue growth and results of operations depend on a number of factors, including many that are out of our control. These factors include our ability to do the following: attract new customers and retain and expand sales of subscriptions to our existing customers; increase sales to owners and specialty contractors, as well as monetize new stakeholders; develop new products and services, further improve our existing products, services, and platform, and expand our App Marketplace with additional integrations; provide our customers and collaborators with support that meets their needs; invest financial and operational resources to support future growth in our customer, collaborator, and third-party relationships; expand our operations domestically and internationally; and retain and motivate existing personnel, and attract, integrate, and retain new personnel, particularly with respect to our sales and marketing and engineering and product development teams.

Our future growth also depends on changes in our customers' IT budgets, the timing and success of new products and services introduced by us or our competitors, the pace of development of the construction management software industry, regulatory and macroeconomic conditions, and economic conditions and business practices within the construction industry, including construction spending in the public and private sectors. The overall sentiment in the construction industry continues to be uncertain, which presents challenges to our future growth. We expect this sentiment to continue at least for the short term as a result of macroeconomic factors.

If we are not able to maintain revenue growth or accurately forecast future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of losses, and we may not achieve or maintain profitability in the future. We incurred net losses of $106.0 million in 2024, $189.7 million in 2023, and $286.9 million in 2022. As of December 31, 2024, we had an accumulated deficit of $1.2 billion. We are not certain whether or when we will be able to achieve or sustain profitability in the future. We also expect our expenses to increase in future periods as we continue to invest in growth, which could negatively affect our future results of operations if our revenue does not correspondingly increase. In particular, we intend to continue to expend substantial financial and other resources on the following: expanding our sales and marketing and customer success teams, including as part of evolving our GTM operating model, to drive new subscriptions, increase the use of our products, services, and platform by existing customers, and support our international growth; developing our technology infrastructure, including systems architecture, scalability, availability, performance, and data security and privacy; investing in our engineering and product development teams and developing new products, services, and platform functionality; and pursuing strategic acquisition and investment opportunities.

These expenditures may not result in increased revenue or profitable growth. Any failure to increase our revenue as we invest in our business, or to manage our costs, could prevent us from achieving or maintaining profitability or positive cash flow. We may also incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report on Form 10-K, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our business has been, and may continue to be, significantly impacted by changes in the economy, in spending across the construction industry, and in the size and growth of our addressable market.

Our business has been, and may continue to be, affected by changes in the economy, especially those affecting the construction industry. The overall sentiment in the construction industry continues to be uncertain, which presents challenges to our future growth. We expect this sentiment to continue at least for the short term as a result of macroeconomic factors. If the construction industry experiences a decrease in overall construction volume, the amount our customers pay for our products could be reduced as we generally price our products based on a customer's annual construction volume, which is the fixed aggregate dollar volume of construction work contracted to run on our platform annually. In times of unfavorable economic conditions, our revenue may decrease because customers may choose to purchase less construction software. Rising inflation may increase our vendor, employee, and facility costs, and further decrease demand for our products. Unfavorable or deteriorating market conditions, reductions in the rate of construction growth, reductions in government spending and funding of infrastructure or other construction projects, reduced demand for public projects, and any resulting effects on spending by our customers or prospective customers could also have an adverse impact on our business.

The construction industry is also cyclical and has experienced periods of economic expansion and contraction. Periods of economic contraction for the construction industry have been, and may continue to be, caused by a wide range of factors, including tightening of economic policies, financial and credit market fluctuations, tariffs on imported goods, weakening exchange rates, elevated inflation, interest rate increases and fluctuations, supply chain disruptions, labor shortages, commodity prices, and policies that reduce government spending. We cannot accurately predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry, or how any such event may impact our business or the business of our customers. To the extent we do not effectively address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Further, our addressable market size estimates and market growth forecasts for the construction industry are based on assumptions, estimates, and third-party data that may be inaccurate. The size of our total addressable market depends on a number of factors, including the economic factors mentioned above, digitization of the construction industry globally, customer demand among existing and new customers, construction volume, and overall IT spending, among many others. Even if our estimates and forecasts relating to the size and expected growth of our total addressable market are accurate, we may not be able to capture enough of that growth and our business may not grow in those markets at the rates we anticipate, if at all, which could materially adversely affect our business, financial condition, results of operations, and prospects.

The construction management software industry is evolving rapidly and may not develop in ways we expect. If we fail to respond adequately to changes in the industry, our business, financial condition, results of operations, and prospects could be materially adversely affected.

The construction management software industry is evolving rapidly. Widespread acceptance and use of construction management technology in general, and of our platform in particular, is critical to our future growth. While we believe that our construction management software addresses a significant market opportunity, demand for our products, services, and platform may develop more slowly than we expect. If that happens, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Demand for construction management software in general, and for our products, services, and platform in particular, is affected by a number of factors, some of which are beyond our control. Some of these factors include: general awareness of construction management software; availability, functionality, and pricing and packaging of products and services that compete with ours; ease of adoption and use; the reliability, performance, or perceived performance of our products and platform, including interruptions to the use of our products and platform; and the development and awareness of our brand. Even though we use internal data to assess the likelihood of success of introducing new products and services or changes to existing products and services, we may incorrectly calculate such risks or assume undue risks with respect to such products. Competitors may also develop and introduce new products or entirely new technologies to replace our existing products, including through the use of AI, which could make our platform obsolete or otherwise adversely affect our business. If our investments in engineering and product development do not accurately anticipate user demand or if we fail to develop our products, features, or capabilities in a manner that satisfies customer needs in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our products, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Furthermore, our ability to grow our customer base and retain and increase revenue from customers depends on our ability to enhance and improve our products, services, and platform in response to changes in the construction management software industry and customer demand. In response to such shifts, we may introduce changes to our existing products and services or introduce new products and services, which may require significant expenditures in research and development and customer support, which may harm our results of operations. While we have designed our existing products for easy adoption, our customers depend on our customer success teams to provide implementation, training, and support services, especially when it comes to new products and features. If we do not provide effective ongoing support, our ability to sell additional products to existing and prospective customers could be adversely affected. As part of the evolution of our GTM operating model, we are introducing new technical roles to help our customers realize the full value of our platform and thereby create deeper relationships with our customers. If these investments do not result in increased revenue from both new and existing customers, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Additionally, we may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new products, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new products, features, and capabilities, and there can be no assurance that new products, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, all of which could harm our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to retain and expand our customer base, attract investors, and recruit and retain qualified personnel may be impaired, and our business may be harmed.

We believe that our brand identity and brand awareness are critical to our sales and marketing efforts. We also believe that maintaining and enhancing our brand is critical to retaining and expanding our customer base, attracting investors, and recruiting and retaining qualified personnel, and, in particular, conveying to customers and collaborators that our platform offers capabilities that address the needs of the construction ecosystem throughout the project lifecycle. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. If we experience difficulties with software development, customer service or professional services that negatively impact new or existing products, we may experience negative publicity or lose market acceptance.

In July 2024, we began to evolve our GTM operating model by, among other things, transitioning to a general manager model. As a part of this process, we are hiring new product and technical specialists into our GTM teams. While we believe this transition will result in a more effective GTM organization, we have seen and may continue to see some disruptions and adverse impacts to our financial and operating results in the near-term as we invest in and implement the evolved GTM operating model. If we fail to successfully implement the evolved GTM operating model, our ability to serve our customers and effectively address their concerns will be adversely impacted, which may result in unfavorable publicity or a negative perception of our products, services, or platform. Any unfavorable publicity or negative perception of our products, services, or platform or the providers of construction management software generally, could adversely affect our reputation and our ability to attract and retain customers. If we fail to promote and maintain our brand, or if we incur increased expenses in this effort, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Companies are also facing increasing scrutiny related to their environmental, social, and governance ("ESG") practices and reporting as new laws and regulations relating to ESG matters are under consideration or being adopted, and as new norms emerge with regard to ESG reporting and initiatives. Regardless of whether such claims are accurate, negative claims or publicity involving us in relation to ESG topics could damage our reputation, brand image, and ultimately impact our business, financial condition, results of operations, and prospects.

Our ability to increase our customer base, expand existing customers' use of our platform, and achieve broader market acceptance of our products, services, and platform will significantly depend on our ability to develop and expand our sales and marketing capabilities, including through the evolution of our GTM operating model. Any failure to do so could materially adversely affect our business, financial condition, results of operations, and prospects.

Continuing and increasing sales of our products and services depends to a significant extent on our ability to expand our sales and marketing capabilities, including through the evolution of our GTM operating model. It is difficult to predict customer demand, customer retention, and expansion rates, the size and growth rate of the market, the entry of competitive products and services, or the success of existing competitive products and services. Our sales efforts involve educating prospective customers about the uses and benefits of our products, services, and platform. We spend substantial time and resources on our sales efforts without any assurance that our efforts will result in a sale. We expect that we will continue to need intensive sales efforts to educate prospective customers about the uses and benefits of our construction management software and services, and we may have difficulty convincing prospective customers of the value of adopting our products and services. We plan to continue expanding our sales force, both domestically and internationally. Identifying, recruiting, and training qualified sales representatives is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time following their hiring, if ever. In addition, the cost to acquire customers is high due to these considerable sales and marketing efforts. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. Even if we are successful in convincing prospective customers of the value of our products and services, they may decide not to purchase our products and services for a variety of reasons, some of which are out of our control. The failure of our efforts to secure sales after investing resources in a lengthy sales process could materially adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may continue to experience, disruptions and adverse impacts to our financial and operating results as we continue to invest in and implement our evolved GTM operating model, and any failure to manage such disruptions and adverse impacts could materially adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may continue to experience, headwinds with respect to our sales productivity. These headwinds have resulted in a decline in revenue growth and current remaining performance obligations ("cRPO") growth. In July 2024, we began to evolve our GTM operating model, by, among other things, transitioning to a general manager model, in order to deepen customer relationships and improve our operating efficiency by building nimble customer-focused teams under empowered general managers. We have experienced, and may continue to experience, disruptions and adverse impacts to our financial and operating results in the near-term as we continue to invest in and implement our evolved GTM operating model. It is difficult to predict whether these changes will achieve their desired effects, and there is no guarantee we will achieve the growth or operational improvements and efficiencies that we are anticipating as a result of our GTM operating model evolution. Further, even if we do achieve such growth or efficiencies, there is no guarantee that we will be able to continue to increase productivity under the evolved GTM operating model once it is in place. Implementing any operating model change presents additional potential risks including, among others, customer and partner confusion as their account teams are updated, diversion of management's attention from core ongoing business activities, and failure to onboard and ramp new hires efficiently or at all. If we are unable to manage the resulting short-term adverse impacts to our business, fail to successfully implement, or realize the full benefits of, our evolved GTM operating model over the long term, or otherwise fail to acquire new customers, retain existing customers, or expand existing customers' use of our products, services, and platform, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Because we recognize revenue from subscriptions to access our products over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our results of operations.

We generate substantially all of our revenue from subscriptions to access our products. We recognize revenue ratably over the term of the subscription, beginning on the date that access to our products is made available to our customer. Our subscriptions generally have annual or multi-year terms. As a result, the significant majority of our revenue is generated from subscriptions entered into during prior periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not significantly reduce our revenue for that quarter, but could negatively affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through new subscriptions in any period.

Our ability to recognize revenue may also be affected by the length and unpredictability of the sales cycle for our products, especially with respect to larger enterprises, owners, and governmental entities. Such customers typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure, and regulatory and approval requirements, all of which can lengthen our sales cycle. Further, certain macroeconomic conditions or uncertainty related to the macroeconomic environment may cause such customers to take corresponding actions to manage costs, which can increase the length of sales cycles, reduce budgets, cause slowdowns in customer consumption, or cause customers to reduce their spend with us at renewal by running less construction volume on our platform, reducing the number of products purchased, or cancelling their subscriptions entirely. We may spend substantial time, effort, and money on sales efforts for such customers without any assurance that our efforts will produce any sales or that these customers will deploy our platform widely enough across their business to justify our substantial upfront investment. As a result, we anticipate increased sales to large enterprises, owners, and governmental entities will lead to higher upfront sales costs and greater unpredictability, which could materially adversely affect our business, results of operations, financial condition, and prospects.

In addition, as required by the revenue recognition standard under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, we disclose the transaction price allocated to remaining performance obligations ("RPO"). It is possible that analysts and investors could misinterpret our disclosure or that the terms of our customer subscriptions or other circumstances could cause our methods for calculating this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors that could negatively impact our business and prospects.

We are continuing to expand our operations outside the U.S., where we may be subject to increased business, regulatory, and economic risks (including fluctuations in currency exchange rates) that could materially adversely affect our business, financial condition, results of operations, and prospects.

We had customers running projects in approximately 150 countries as of December 31, 2024, and 15% of our revenue in 2024 was generated from customers outside the U.S. We expect to continue to expand our international presence, which may include opening offices in new jurisdictions and providing our products, services, and platform in additional languages. Any new markets or countries into which we attempt to sell our products or services may not be receptive to our efforts. For example, we may not be able to further expand our operations in some countries if we are not able to adapt our products, services, and platform to fit the needs of prospective customers in those countries or if we are unable to satisfy certain government- and industry-specific laws or regulations. In addition, our international operations and expansion efforts require considerable management attention and the investment of significant resources, while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

+ providing our products, services, and platform in different languages and customizing them to support local requirements;

+ compliance by us and our partners with applicable international laws and regulations, including laws and regulations with respect to anti-corruption, competition, import and export controls, tariffs, trade barriers, economic sanctions, employment, construction, privacy, data protection and sovereignty, consumer protection, and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

+ recruiting and retaining talented and capable employees outside the U.S., including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs, and managing an employee base in jurisdictions with differing employment regulations;

+ operating in jurisdictions that do not protect intellectual property rights to the same extent as the U.S. and navigating the practical enforcement of such intellectual property rights outside of the U.S.;

+ political and economic instability, including as a result of the Russia-Ukraine war and the Israel-Hamas war, and a shifting and uncertain geopolitical landscape;

+ generally longer payment cycles and greater difficulty in collecting accounts receivable; and

+ higher costs of doing business internationally, including increased accounting, tax, travel, infrastructure, and legal compliance costs, and costs associated with fluctuations in currency exchange rates.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur, and there can be no assurance that we, our employees, contractors, partners, and agents will be able to maintain compliance. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to maintain compliance or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Additionally, as we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from sales is denominated in U.S. Dollars, a small amount is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. Dollars but report our results of operations in U.S. Dollars, we also face remeasurement exposure to fluctuations in currency exchange rates. Any of these risks could hinder our ability to predict our future results and earnings. In addition, we do not currently maintain a program to hedge exposures to non-U.S. Dollar currencies.

We operate in a competitive market, and we must continue to compete effectively.

The market for our products and services is highly competitive and rapidly changing. Certain features of our current platform compete with a wide variety of products, including aggregated construction management tools (some of which integrate with our platform), accounting software vendors, point solution vendors in various categories (many of which integrate with our platform and are available in our App Marketplace), and in-house specialized tools or processes built by or for existing or prospective customers.

With the introduction of new products, services, and technologies by competitors, including through the use of AI, and the emergence of new market entrants in the construction management software industry, we expect competition to continue and intensify. Other companies may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively. Many of our competitors have competitive advantages over us, such as better name recognition, longer operating histories, larger marketing budgets, existing or more established relationships, greater third-party integrations, access to larger customer bases, greater financial, technical, pricing, packaging, and marketing strategies, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships with third parties to offer a broader range of products and services than we do; others may have more effective sales and marketing strategies or may deploy those strategies in ways that enable them to acquire customers at a lower cost than we can. These combinations may make it more difficult for us to effectively compete. Our market and the technology landscape in general will also be impacted by the continued adoption of AI in ways that are currently unforeseeable and that could have significant benefits for our competitors. Additionally, as we introduce new products and services in the market, we may face new or different competitors who may similarly have competitive advantages over us. Such competitive pressures may erode our market share and may hinder or slow our expansion into new markets. We expect these competitive dynamics to continue as competitors attempt to strengthen or maintain their market positions.

Many factors affect our pricing and packaging strategies, which we revisit from time to time. For example, the quality of our products and services allows us to sell them at a premium as compared to some of our competitors. Certain competitors offer, or may in the future offer, lower-priced or free products or services that compete with our products or may bundle and offer a broader range of products or services. We may not be able to compete at such lower price points or with such product configurations. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts, or to increase our marketing and other expenses, in order to attract and retain customers in response to competitive pressures, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Interruptions or performance issues associated with or otherwise impacting our products, services, and platform, including the interoperability of our platform across devices, operating systems, and third-party applications, could materially adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may in the future experience, service interruptions and other performance issues. Our future growth depends in part on the ability of our existing and prospective customers to rely on access to our products, services, and platform.

Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. Frequent or persistent interruptions, including those from increased usage, could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Certain of our customer agreements contain specifications regarding the availability and performance of our platform. If we are unable to meet these service level commitments or if we suffer extended periods of poor performance, we may be contractually obligated to provide affected customers with service credits against existing subscriptions or, in certain cases, refunds. Any such performance issues could negatively impact our renewal rates and harm our ability to attract new customers.

One of the most important features of our platform is its broad interoperability with a range of devices, web browsers, operating systems, and integrations. Accessibility across this range is oftentimes out of our control, including as a result of reliance on third-party service providers or applications. For example, in July 2024, a software update by a cybersecurity technology company caused widespread crashes of Windows systems into which it was integrated around the globe, including certain Windows systems that were used by a limited number of our employees and may have been used by our third-party service providers, vendors, and customers. Even though we did not deem the crashes to be a material cybersecurity incident, in the future, we may be impacted by similar third-party software-induced interruptions to our operations, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Integrations and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with such developments. In addition, some competitors may be able to disrupt the compatibility of our platform with their integrations, which some of our customers may rely upon. In other instances, the operability of our platform features relies on third-party service providers or partners that may be unable to accommodate our evolving service needs, choose to terminate or decline to renew agreements with us, or demand more favorable terms, among other things, any of which may cause service changes, interruptions, or delays for our customers. If our platform has operability or interoperability challenges with any of our integrations, customers may not adopt our platform, and our App Marketplace may not be useful to customers, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In certain limited applications or situations, we use AI (including generative AI) in our products, services, and business operations. AI presents risks, challenges, and unintended consequences that could affect our business operations and our customers' adoption and use of our products. Moreover, AI models may create flawed, incomplete, or inaccurate outputs, some of which may appear to be correct. This may happen if the inputs that an AI model relied on were inaccurate, incomplete, or flawed (including if a bad actor "poisons" an AI model with bad inputs or logic), or if the logic of the AI model is flawed (a so-called "hallucination"). We, our customers, or other third parties may rely on or use such outputs to our or their detriment, or it may lead to adverse outcomes, which may negatively impact our ability to attract and retain customers and expose us to brand or reputational harm, competitive harm, and/or legal liability.

Additionally, our products, services, and platform are inherently complex and may contain material defects or errors, particularly when new products or features are released. We have in the past found defects or errors in our products, services, and platform, and we may detect new defects or errors in the future. Any real or perceived failures or vulnerabilities in our products, services, or platform, or any real or perceived delay in resolving them, could result in negative publicity or lead to data security, access, retention, or performance issues. In addition, the costs incurred in correcting such defects or errors may be substantial. Any of these risks could materially adversely affect our business, financial condition, results of operations, and prospects.

We rely on third-party data centers, such as Amazon Web Services ("AWS"), to host and operate our platform, and any disruption of or interference with these resources may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business to suffer.

Our customers depend on the continuous availability of our platform, which relies in large part on third-party data centers. We currently host our platform and serve our customers primarily using AWS. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our control, including: the performance and availability of AWS and other third-party providers of cloud infrastructure services with the necessary speed, data capacity, and security for providing reliable services; decisions by AWS and other owners and operators of the data centers where our cloud infrastructure is deployed to terminate our subscriptions, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties; and cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet.

The adverse effects of any service interruptions on our reputation, results of operations, and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration.

To meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our cloud infrastructure operations. Any renegotiation or renewal of our agreement with AWS, or a new agreement with another provider of cloud-based services, may be on terms that are significantly less favorable to us than our current agreement. Additionally, these new technologies, which include databases, application and server optimizations, network strategies, and automation, are often advanced, complex, new, and untested, and we may not be successful in developing or implementing these technologies. It takes a significant amount of time to plan, develop, and test improvements to our technologies and cloud infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our infrastructure to meet the needs of our growing customer base and maintain performance as our customers expand their use of our products, or if our cloud-based server costs were to increase, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Risks Related to Our Employees and Culture

If we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives and our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our future success is substantially dependent on our ability to attract, retain, and motivate the members of our management team and other key personnel throughout our organization. In particular, we are highly dependent on the services of Craig F. Courtemanche, Jr., our founder, President, and Chief Executive Officer, who is critical to our ability to achieve our vision and strategic priorities. We rely on our management team in the areas of operations, security, research and development, sales and marketing, support, and general and administrative functions.

Our U.S. employees, including our executive officers, work for us on an "at-will" basis, which means they may terminate their employment with us at any time. If Mr. Courtemanche or one or more of our key personnel or members of our management team resign or otherwise cease to provide us with their services, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our continued success is also dependent on our ability to attract and retain other qualified personnel possessing a broad range of skills and expertise. There is significant competition for personnel with the skills and technical knowledge that we require. To continue to enhance our products, services, and platform, develop new products and services, and add new and innovative functionality, it will be critical for us to continue to grow our research and development teams. We have in the past hired, and may in the future hire, employees from competitors or other companies. Their former employers have in the past, and may in the future, assert that we or these employees have breached such employee's legal obligations, resulting in a diversion of our time and resources. If we fail to meet our hiring needs, at all or on the timeframes we expect, including in connection with the evolution of our GTM operating model, or if we fail to successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could all suffer. Any of these factors could materially adversely affect our business, financial condition, results of operations, and prospects.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe that our corporate culture fosters innovation, teamwork, passion, and focus on execution and has contributed to our success. As we grow, we may find it difficult to maintain our corporate culture. In addition, many of our employees work remotely and there is no guarantee that we will be able to maintain our corporate culture when much of our team is dispersed. Any failure to preserve our culture could harm our future success, including our ability to recruit and retain qualified personnel, innovate and operate effectively, and execute on our business strategies. In addition, in the past we have carried out, and we may in the future carry out, reductions in our workforce to ensure that our resources are aligned to our business strategy. Such reductions in our workforce could negatively impact our reputation as an employer and harm our company culture. If we experience any of these risks, our ability to attract new employees and retain existing employees could be impaired, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Our Regulatory and Legal Environment

We and the third parties with which we work are subject to stringent, changing, and potentially inconsistent laws, regulations, rules, policies, and obligations related to data privacy and security, both domestically and internationally. Our actual or perceived failure to comply with such obligations, or the failure or perceived failure of third parties with which we work to comply with such obligations, could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

In the ordinary course of business, we collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") proprietary, confidential, and sensitive information and data, including personal data, intellectual property, trade secrets, and sensitive third-party and customer data (collectively, "sensitive information"). For example, our customers store sensitive information on our platform, such as building plans and other information related to government works or projects for regulated industries, such as banks and healthcare facilities. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, internal and external privacy and security policies, contracts (including with our customers and other third parties), and other obligations relating to data privacy and security.

In the U.S., federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws).

Numerous U.S. states, including California, have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance.

For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the "CCPA"), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for administrative fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Additionally, several states and localities have enacted measures related to the use of AI in products and services. Moreover, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. Our data processing practices are subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands. Additional data privacy and security laws have also been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

As we continue to expand globally, our obligations related to data protection will increase. Outside the U.S., an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's ("EU") General Data Protection Regulation (the "EU's GDPR") and the United Kingdom's ("U.K.") General Data Protection Regulation (the "U.K.'s GDPR") impose strict requirements for processing personal data. Under the EU's GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater, for certain violations. Similarly, under the U.K.'s GDPR, government regulators may impose fines of up to 17.5 million pounds sterling or 4% of annual global turnover, whichever is greater, for certain violations. The application of the EU's GDPR alongside the U.K.'s GDPR exposes us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. In addition, data subject or consumer protection organizations (which are authorized by law to represent data subjects' interests) may initiate litigation to represent their interests. There are also stringent local data protection requirements in Germany and cloud-server initiatives in France which may impact our operations in these countries. Furthermore, as our business continues to expand and evolve, the EU's GDPR, the U.K.'s GDPR, and similar data protection regulations may apply additional obligations on us to further secure personal data, provide further rights to data subjects, and require additional reporting to regulators.

In Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada's Anti-Spam Legislation, applies to our operations, as does Australia's Privacy Act 1988. We also have operations in Singapore and the UAE, which means that we may be subject to Singapore's Personal Data Protection Act and the UAE's Federal Data Protection Law No. 45 of 2021, respectively. In addition, Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018), which applies to our operations, broadly regulates processing personal data of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the EU's GDPR. India's new privacy legislation, the Digital Personal Data Protection Act, may also apply to our operations.

Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering laws governing AI, including the EU's AI Act, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision-making, which may complicate our use of AI, lead to regulatory fines or penalties, be incompatible with our use of AI, require us to change our business practices, retrain our AI, or prevent our use of AI. For example, the Federal Trade Commission has required other companies to turn over or disgorge valuable insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. Our use of this technology could also result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits.

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the U.S. or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the U.K. have significantly restricted the transfer of personal data to the U.S. and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and the U.K. to the U.S. in compliance with law, such as the EEA and U.K.'s standard contractual clauses, the U.K.'s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework (which allows for transfers of personal data to relevant U.S.-based organizations that participate in and self-certify compliance with the framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S.

If there is no lawful manner for us to transfer personal data from the EEA, the U.K., or other jurisdictions to the U.S., or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and the U.K. to other jurisdictions, particularly to the U.S., are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the cross-border data transfer limitations of the EU's GDPR. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company's use of standard contractual clauses to transfer personal data from Europe to the U.S. was insufficient and levied a 1.2 billion euro fine against the company and prohibited it from transferring personal data to the U.S.

We are bound by contractual obligations and laws related to data privacy and security, and our efforts to comply with such obligations and laws may not be successful. For example, certain privacy laws, such as the EU's GDPR, the U.K.'s GDPR, and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We also publish privacy policies, marketing materials, white papers, and other statements, such as compliance with certain certifications, standards, or self-regulatory principles, concerning data privacy, security, and AI. Regulators in the U.S. are increasingly scrutinizing these statements, and if any of these policies, materials, or statements are found by our customers or regulators to be overly broad, deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

In addition, privacy advocates and industry groups have proposed, and may further propose, standards with which we are legally or contractually bound to comply. For example, we are subject to the Payment Card Industry Data Security Standard (the "PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with the PCI DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and loss of revenue. We also rely on vendors to process payment card data who may also be subject to the PCI DSS, and our business may be negatively impacted if our vendors are fined or suffer other consequences as a result of noncompliance with the PCI DSS.

Our obligations related to data privacy and security (and consumers' data privacy and security expectations) are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effect of future legal frameworks. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our IT, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business practices.

Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail, or be perceived to have failed, to do so. Moreover, despite our efforts, our personnel or third parties with which we work, such as vendors or developers, may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse consequences for us, including our inability to, or interruption in our ability to, operate our business and proceedings against us by governmental entities or others.

If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, audits, inspections, fines, and penalties), litigation (including class-related claims), additional reporting requirements and oversight, restrictions or bans on processing personal data, orders to destroy or not use personal data, the imprisonment of company officials, the inability to operate in certain jurisdictions, limited ability to develop or commercialize our products and services, loss of revenue or profits, loss of customers or sales (including a decline in customer subscription renewals), interruptions or stoppages in or modifications to our operations, negative publicity (including public statements against us by consumer advocacy groups or others), and reputational harm, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

If our IT systems or data, or those of third parties with which we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

In the ordinary course of our business, we, and the third parties with which we work, process substantial amounts of sensitive information.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of such sensitive information and IT systems, and those of the third parties on which we rely. Cloud-based platform providers of products and services have been targeted by such activities and are expected to continue to be targeted. The threats posed by such activities are prevalent and continue to grow, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyberattacks including, without limitation, nation-states and nation-state-supported actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with which we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and maintain the availability of our products, services, and platform.

We, the third parties with which we work, and our customers are subject to a variety of evolving threats, including, but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, break-ins, ransomware attacks, supply chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other IT assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats. Our products and services may also be subject to fraudulent usage and schemes, including from third parties accessing customer accounts or viewing data from our platform. In addition, remote work has become more common and has increased risks to our IT systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations.

Severe ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of sensitive information and income, reputational harm, and diversion of funds. While extortion payments have the potential to alleviate the negative impact of a ransomware attack, we may be unwilling or unable to make such payments for a variety of reasons, including, but not limited to, applicable laws or regulations prohibiting such payments.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third party's AI model. Additionally, where an AI model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.

We employ a shared responsibility model where our customers are responsible for using, configuring, and otherwise implementing security measures related to our products, services, and platform, and products in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. As part of this model, we make certain security features available to our customers that can be implemented at our customers' discretion, or identify security areas or measures for which our customers are responsible. For example, depending on the product implementation, our customers are responsible for adding and enforcing multi-factor authentication to access their accounts. In certain cases where our customers choose not to implement, or incorrectly implement, such features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we or our platform are not the cause of any customer security issue or incident that may result, our customer relationships, reputation, and operating results may be adversely impacted.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us, or the third parties with which we work, to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

We rely upon third-party developers, service providers, and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. We may also rely on third-party developers, service providers, and technologies to provide other products or services to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. We may also share or receive sensitive information with or from third parties. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages or we may be unable to recover such award. In addition, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our IT systems (including our products, services, and platform) or the third-party IT systems that support us and our services.

While we have implemented security measures designed to help protect against security incidents, there can be no assurance that these measures are or will be effective. Although we take certain steps to detect, mitigate, and remediate various vulnerabilities in our IT systems (such as our hardware and/or software, including that of third parties with which we work, and those used to operate our products), doing so takes significant time and resources and we are not able to detect, and have not been able to remediate, all vulnerabilities in our IT systems (including those that operate our products and those that are used to provide our services).

Additionally, our business depends upon the appropriate and successful implementation of our services by our customers. If our customers fail to use our service according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities, as well as in reputational harm.

For several reasons, including the introduction of new vulnerabilities, resource constraints, competing business demands, dependence on third parties, and technological challenges, a large number of high and critical unremediated vulnerabilities exist in our IT systems and will exist until our remediation efforts are completed. We have taken, and are taking, steps designed to mitigate these vulnerabilities in a prioritized manner based on our assessment of the risk posed by such vulnerabilities. Despite our efforts, there can be no assurance that these vulnerability mitigation measures will be effective. Moreover, we have experienced delays in developing and deploying remedial measures and patches designed to address any identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or IT systems, or those of the third parties with which we work (including our customers). A security incident or other interruption could disrupt our ability, and that of third parties with which we work, to provide our products, services, and platform. Our current security measures may be insufficient to prevent or deter such incidents or interruptions. We expend significant resources and have modified our business activities to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain security measures or industry-standard or reasonable security measures to protect our IT systems and sensitive information.

In addition, business transactions, such as acquisitions or integrations, have exposed us to these same or additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we have discovered security issues that were not found during due diligence of such acquired or integrated entities, and it has been and may continue to be difficult to integrate companies into our IT environment and security program.

Applicable data privacy and security obligations, including data breach laws and contractual obligations to various customers, may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. For example, SEC rules require disclosure on Form 8-K of the material aspects of the nature, scope, and timing of any material cybersecurity incident and the material impact or reasonably likely material impact of such incident. Determining whether a cybersecurity incident is notifiable or material may not be straightforward, and any such disclosures could be costly and could lead to negative publicity, loss of customer or partner confidence in the effectiveness of our security measures, diversion of management's attention, governmental investigations, and the expenditure of significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.

If we or third parties with which we work experience a security incident or are perceived to have experienced a security incident, we could experience significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, audits, inspections, fines, and penalties), litigation (including class-related claims), additional reporting requirements and oversight, restrictions or bans on processing sensitive information (including personal data and sensitive third-party and customer data), loss of revenue or profits, loss of customers or sales, interruptions or stoppages in or modifications to our operations (including availability of data), indemnification obligations, negative publicity, and reputational harm. Security incidents and attendant consequences may also cause customers to stop using our products, services, and platform (including by declining to renew their subscriptions), deter new customers from using our products, services, and platform, and negatively impact our ability to grow and operate our business. In addition, security incidents experienced by others, such as competitors or customers, may lead to widespread negative publicity for us, our customers, or the construction software industry generally.

Our contracts may not contain indemnification, limitations of liability, or other protective provisions. Even where they do, there can be no assurance that indemnification clauses, limitations of liability, or other protective provisions in our contracts are applicable, enforceable, or sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our general liability insurance coverage and coverage for cyber liability or errors or omissions will be adequate or sufficient to protect us from, or to mitigate liabilities arising out of, our data privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage. Furthermore, sensitive information of our company or our customers could be leaked, disclosed, or revealed as a result of, or in connection with, our employees', personnel's, or vendors' use of generative AI technologies.

Our business depends upon the appropriate and successful implementation of our products by our customers. If our customers fail to use our products according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities and could result in reputational harm. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and our failure to comply with such laws and regulations could materially adversely affect our business, financial condition, results of operations, and prospects.

We are subject to a number of laws and regulations in the U.S. and internationally that apply generally to businesses, including laws and regulations governing the internet and the marketing, sale, and delivery of services over the internet. These laws and regulations, which continue to evolve, cover, among other things, taxation, tariffs, data protection and privacy, data security, data governance, AI, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protection, consumer financial protection, payment regulation, payment processing and settlement services, domestic and cross-border money transmission, foreign currency exchange, anti-money laundering, fraud detection, economic and trade sanctions, the design and operation of websites, and the characteristics and quality of products that are offered online. We cannot guarantee that we have been or will in the future be fully compliant with such laws and regulations in every jurisdiction, as it is not entirely clear in every jurisdiction how existing laws and regulations governing such areas apply or will be enforced. Moreover, as the regulatory landscape continues to evolve, increasing regulation and enforcement efforts by federal, state, and foreign authorities, and the prospects for private litigation claims, become more likely. In addition, the adoption of new laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market or sell our products and services could harm our ability to offer, or customer demand for, our products and services, which could impact our revenue, impair our ability to expand our products and services, and make us more vulnerable to competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices and raise compliance costs or other costs of doing business. For example, on May 7, 2024, the Federal Communications Commission re-adopted "network neutrality" rules in the U.S. These rules could affect the services we and our customers use by restricting the offerings made by internet service providers or reducing their incentives to invest in their networks. The rules were stayed pending completion of an appeal by an order of the U.S. Court of Appeals for the Sixth Circuit on August 1, 2024. In addition, after a federal court judge denied a request for an injunction against California's state-specific network neutrality law, California began enforcing that law on March 25, 2021. Other states could begin to enforce existing laws or adopt new network neutrality requirements. For example, a temporary injunction preventing implementation of a similar law in Vermont expired on April 20, 2022, although the challenge to that law remains pending and has been suspended until an appeal in another case addressing state powers to adopt internet regulation is resolved. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. The application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Additionally, various federal, state, and foreign labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements, and other laws and regulations.

In certain instances, we rely on third-party service providers or partners to facilitate certain features of our platform or products that are subject to laws and regulations that may be complex, wide-ranging, and evolving, and whose compliance practices and licensure we are unable to control. If such third parties or partners are unable to effectively manage their compliance and licensure obligations in connection with the services they provide to us, or choose not to renew agreements with us because of the costs or burden of compliance with such obligations or for any other reason, our users may experience service changes, interruptions, or delays. Furthermore, we may be unable to find new service providers or partners, or may need to obtain replacement services on less favorable terms. For example, we rely on payment partners to facilitate payments through Procore Pay.

Any claim, lawsuit, proceeding, investigation, inquiry, or request under any of the foregoing could: result in reputational harm, criminal sanctions, consent decrees, and orders preventing us from offering certain features, functionalities, products, or services; limit our access to credit; result in a modification or suspension of our business practices; require us to develop non-infringing or otherwise altered products or technologies; prompt ancillary claims, lawsuits, proceedings, investigations, inquiries, or requests; consume financial and other resources which may otherwise be utilized for other purposes, such as advancing other products and services on our platform; cause a breach or cancellation of certain contracts; or result in a loss of customers, investors, or partners. Any of the foregoing, or any significant additional laws or regulations, or our failure to comply with any laws and regulations that now or in the future could apply to our business, could materially adversely affect our business, financial condition, results of operations, and prospects.

We may become involved in litigation and other disputes that could materially adversely affect our business, financial condition, results of operations, and prospects.

As we face increasing competition and gain a higher profile, we have become, and may in the future become, a party to litigation, claims, investigations, inquiries, proceedings, and other disputes related to, among other things, our intellectual property, commercial matters, business or employment practices, regulatory compliance (including securities law compliance), products, services, and platform. Declines in stock price, which we have experienced and may experience from time to time, can increase the risk of securities class action litigation. Such litigation can be costly and time-consuming, divert the attention of management and key personnel from our business operations, and dissuade prospective customers from subscribing to our products or services.

We have become, and may in the future become, party to legal proceedings and claims alleging infringement or misappropriation of intellectual property, whether with or without merit, which have been, and could continue to be, time-consuming to defend, and have resulted, and could continue to result, in costly litigation and diversion of resources. Such legal proceedings are unpredictable, and we could receive an unfavorable outcome in pending or future proceedings. If any such proceedings are successful, or if we need to settle disputes on terms that are unfavorable to us, we could be required to change our products and business practices, indemnify our customers or business partners, pay substantial settlement costs, or refund fees. We may also have to seek a license to continue practices found to be in violation of third-party rights, which may not be available to us on reasonable terms or may not be available to us at all.

Additionally, during the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors consider these announcements negative, our stock price may decline. Any of the above could increase our operating expenses, and materially adversely affect our business, financial condition, results of operations, and prospects.

Increased government scrutiny of the technology industry generally or our operations specifically could negatively affect our business.

The technology industry is subject to intense media, political, and regulatory scrutiny, which may expose us to government investigations, legal actions, and penalties. Various regulatory agencies, including competition, consumer protection, and privacy authorities, have active proceedings and investigations concerning technology companies, some of which have offerings, like app marketplaces and collaboration tools, that are similar to services and features we offer. If proceedings or investigations targeted at other companies result in determinations that certain practices are unlawful, we could be required to change our products and services or alter our business operations, which could harm our business. Legislators and regulators also have proposed new laws and regulations intended to restrain the activities of some technology companies. If such laws or regulations are enacted, they could adversely impact us, even if they are not intended to affect our company. The increased scrutiny of acquisitions in the technology industry also could affect our ability to enter into strategic transactions or to acquire other businesses. Compliance with new or modified laws and regulations could increase the cost of conducting business, limit opportunities to increase our revenues, or prevent us from offering products or services.

In addition, the introduction of new products and services, expansion of our activities in certain jurisdictions or with certain government customers, or other actions we may take may subject us to additional laws, rules, and regulations, or other government scrutiny. We may not always be able to accurately predict the scope or applicability of certain laws, rules, or regulations to our business, particularly as we expand into new areas of operations, such as Procore Pay, which could negatively affect our business and our ability to pursue future plans. Compliance with any such new laws and regulations will be costly, time consuming, and, as a global commercial organization, require expenditure of our limited resources to be in compliance with the various standards across the jurisdictions in which we operate. Failure to adequately meet these new and upcoming disclosure requirements may affect the manner and locations in which we choose to conduct our business and could adversely affect our operating results. In addition, any perceived or actual breach by us of applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose customers in existing and emerging lines of business, prevent us from acquiring new customers, require us to expend significant resources to remedy issues caused by such breaches and to avert further breaches, and expose us to legal risk and potential liability.

Our liability for third-party content on our platform, such as content posted by customers and other users, currently is limited by Section 230 of the Communications Decency Act (the "CDA"). The U.S. Congress and federal agencies have proposed further changes or amendments to the CDA each year since 2019, including, among other things, proposals that would narrow CDA immunity, expand government enforcement power relating to content moderation concerns, or repeal the CDA altogether. In addition, some states have passed, and other states may adopt, laws intended to limit the protection afforded by Section 230 of the CDA. For example, laws passed by Florida and Texas related to Section 230 of the CDA are the subject of pending legal challenges. We expect that courts will continue to interpret the scope of Section 230 of the CDA in cases in which platforms seek to invoke its protections. Any changes to the protection afforded by Section 230 of the CDA could decrease or change our protections from liability for third-party content in the U.S. There are other cases pending before the judiciary that may result in changes to the protections Section 230 of the CDA affords to internet platforms. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages or license costs. We could also face fines or orders restricting or blocking our services in particular geographies as a result of content hosted on our services. If any of these events occur, we may incur significant costs or be required to make significant changes to our products, services, business practices, or operations and our business could be seriously harmed. We also could be harmed by government investigations, litigation, or changes in laws and regulations directed at our business partners or suppliers in the technology industry that have the effect of limiting our ability to do business with those entities. For example, the U.S. government recently has taken action against companies operating in China intended to limit their ability to do business in the U.S. or with U.S. companies.

We are currently subject to regulatory inquiries in the ordinary course of business, and may face additional inquiries in the future. Regulatory actions, even if unsuccessful, can be costly, distract us from our core business, and can lead to high defense costs, damage awards, injunctions, increased business costs, fines, or required changes to our business practices. These actions could also demand significant management attention and operational resources, harming our business.

We are pursuing FedRAMP authorization in order to facilitate our ability to enter into contracts with U.S. federal entities and contractors. Achieving FedRAMP authorization requires significant time and resources, and there is no guarantee that we will be successful on the timelines we estimate, or at all. If we are successful, our business and operations will be subject to heightened regulatory requirements and scrutiny, along with the additional costs and challenges of complying with such requirements, and there is a risk that the costs of achieving and maintaining FedRAMP authorization will not be offset, in full or at all, by increased sales of our products, services, and platform. Contracting with government entities involves additional risks due to, among other things, the nature of the government procurement process and the costs and burden of complying with the complex and often changing requirements that apply to government contracts. We may face audits and investigations in connection with government contracts, and any violations thereof could lead to penalties, contract termination, fines, suspension from future government business, and damage to our reputation and operating results, among other risks. The sale of products and services to government entities also comes with challenges, such as longer sales and collection cycles and different budgeting processes.

There can be no assurance that our business will not be materially adversely affected, individually or in the aggregate, by such scrutiny or the outcomes of any such investigations, inquiries, litigation, or changes to laws and regulations in the future.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products, services, and platform are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons, and entities, identified by the U.S., and also require authorization for the export of certain encryption items. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain cloud-based solutions to countries, governments, and persons targeted by U.S. sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted or could enact laws that could limit our ability to make available or implement our platform in those countries. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our customers, employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations, and penalties.

Although we take precautions to prevent our information collection practices from being in violation of such laws, our information collection practices may have been in the past, and could in the future be, in violation of such laws. If we or our employees, representatives, contractors, partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain countries, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. While we are working to implement additional controls designed to prevent similar activity from occurring in the future, these controls may not be fully effective.

Changes in our platform, or changes in sanctions and import and export laws, may delay the introduction and sale of subscriptions to access our products or services internationally, prevent our customers with international operations from using our platform, or in some cases, prevent the access or use of our platform to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations, economic sanctions, or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our platform or in our decreased ability to export or sell subscriptions to use our platform to existing or prospective customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell subscriptions to use our platform could materially adversely affect our business, financial condition, results of operations, and prospects.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), the U.K. Bribery Act 2010 (the "Bribery Act"), and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the U.S. and other countries in which we conduct activities. Anti-corruption and anti- bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. In the future, we may leverage third parties, including intermediaries, agents, and partners, to conduct our business in the U.S. and abroad and to sell subscriptions. We and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to facilitate compliance with the FCPA, the Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have taken, or will not take actions, in violation of our policies and procedures and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could materially adversely affect our business, financial condition, results of operations, and prospects.

Certain of our services subject us to complex and evolving laws and regulations regarding the unauthorized practice of law ("UPL").

UPL generally refers to a person or entity that is not licensed to practice law but that gives legal advice or advertises its services as the practice of law. As a result of our acquisition of Express Lien, Inc. (d/b/a Levelset) ("Levelset") in November 2021, certain lien rights management services that we now offer involve activities that could represent an alternative to traditional legal services and, as a result, may potentially subject us to UPL allegations. Our lien rights management business model includes the provision of document-processing services in connection with the filing of mechanic's liens. In the past, various aspects of Levelset's lien rights management offering have been subject to claims of UPL. We currently face, and may in the future continue to face, similar claims, actions, or proceedings.

The laws and regulations that define UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate, and the scope of these laws and regulations is often vague, broad, and evolving. As a result, the application and interpretation of these laws and regulations can be uncertain and conflicting. For example, regulation of legal document processing, a component of our lien rights management offering, varies among the jurisdictions in which we conduct business. Compliance with these disparate laws and regulations may require us to structure our business and services differently in certain jurisdictions, which could lead to operating inefficiencies. Maintaining compliance with UPL rules across various jurisdictions may cause us to incur significant expenses and may require that we dedicate significant management time to dealing with UPL issues, which could divert management's attention from other matters.

As we continue to support our lien rights management offering or expand into new jurisdictions, we may face increased scrutiny and risk of additional UPL claims, actions, or proceedings. Any failure or perceived failure by us to comply with applicable UPL laws and regulations may subject us to regulatory inquiries, actions, lawsuits, or proceedings. Levelset has incurred in the past, and we expect to incur in the future, costs associated with responding to, defending, resolving, and settling UPL claims, actions, and proceedings. We can give no assurance that we will prevail in any such matters on commercially reasonable terms or at all. Responding to, defending, and settling regulatory inquiries, action, lawsuits, and proceedings may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in claims, actions, changes to or discontinuance of some of our services, potential liabilities, and additional costs that could materially adversely affect our business, financial condition, results of operations, and prospects.

Our Procore Pay payment solution is subject to a number of laws and regulations applicable to payment solutions, and our failure to comply with such laws and regulations could interfere with the success of Procore Pay.

Various laws and regulations govern the payments industry throughout the U.S.. Procore Pay, our payment solution, holds licenses, or is applying to hold licenses, to operate as a money transmitter (or its equivalent) in the states, as well as in the District of Columbia and certain territories, where such licenses are required. Licensed money transmitters are subject to numerous requirements, including restrictions on the investment of customer funds, reporting requirements, bond requirements, and inspection by state regulatory agencies. If we fail to comply with applicable laws or regulations required to maintain money transmitter licenses for Procore Pay, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business, or other sanctions, or be forced to cease doing business with residents of certain states or territories, forced to change our business practices, required to change our product functionality, or required to obtain additional licenses or regulatory approvals, which could impose additional costs and harm our business. There can be no assurance that we will be able to obtain money transmitter licenses in all jurisdictions in which we wish to operate. Even if we are able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In 2025, Procore Pay began processing payments in markets where PPS is licensed as a money transmitter. In markets where PPS is not currently licensed as a money transmitter, Procore Pay relies on payment partners to process payments. Local regulators may use their authority over such partners to prohibit, restrict, or limit us from doing business in their respective jurisdictions. Our payment partners may be subject to extensive compliance obligations as well as enforcement actions, fines, and litigation if found to violate any legal or regulatory requirements that apply to them. Our payment partners may choose not to renew their agreement with us for this or any other reason, or may seek to involve us in enforcement actions, fines, or litigation related to the services they provide. Any significant disruption in the services provided through Procore Pay could prevent transactions from being processed in a timely manner, or at all. If we or our payment partners experience delays or disruptions in services or other issues, including in networks or systems that result in the inability to process payment in a timely manner, or at all, we could become involved in enforcement actions, fines, or litigation.

Procore Pay is also subject to anti-money laundering ("AML") laws and regulations. Although we have an AML program in place that is designed to help prevent Procore Pay from being used to facilitate money laundering, terrorist financing, and other illicit activities, or from doing business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Controls and equivalent authorities in other countries, there is no guarantee that our program will result in full compliance with applicable AML requirements, which can shift rapidly. Non-compliance with AML laws and regulations or economic and trade sanctions may subject us to significant fines, penalties, lawsuits, and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations, and damage our reputation and brands. Our compliance history may be considered by OFAC and other regulators as part of any potential future investigation of our sanctions regulation.

We maintain a fraud risk management policy and procedures to help manage fraud risk and minimize exposure to substantial losses, but the policy and procedures may not prevent all fraud or risk of loss. If these programs are not continuously monitored and improved, senders could potentially direct payments to the wrong recipients or bad actors within a customer's organization could make fraudulent payments, which could harm our reputation and damage our brand, business, and operating results.

Risks Related to Our Intellectual Property

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets and otherwise materially adversely affect our business, financial condition, results of operations, and prospects.

We primarily rely and expect to continue to rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures, licenses, and contractual restrictions, to establish and protect our intellectual property rights and proprietary information, all of which provide only limited protection. As of December 31, 2024, we had 80 issued patents in the U.S. and 93 pending patent applications in the U.S. Additionally, we had 3 issued patents in foreign countries, 28 pending patent applications in foreign countries, as well as 6 pending international patent applications that preserve our right to file additional foreign patent applications in the future. Our issued patents in the U.S. will expire between 2034 and 2043. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have devoted substantial resources to the development of our proprietary technologies and related processes. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even when we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products, services, or platform. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand, and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement, misappropriation, and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

From time to time, we have been, and may continue to be, subject to claims of alleged infringement by us of the trademarks, copyrights, patents, and other intellectual property rights of third parties. Third parties may also knowingly or unknowingly infringe our proprietary rights. In any of these cases we may not be able to prevent infringement without incurring substantial expenses. Others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Additionally, pending and future patent, trademark, and copyright applications may not be approved, and our issued patents may be contested, circumvented, found unenforceable, or invalidated. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our products, services, platform, brand, and other intangible assets may be diminished, and competitors may be able to more effectively replicate our platform and its features. Any of these events could materially adversely affect our business, financial condition, results of operations, and prospects.

We license technology from third parties and our inability to maintain those licenses could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently incorporate, and will in the future incorporate, technology that we license from third parties into our products, services, and platform. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions where we may sell subscriptions to use our products, services, or platform. Some of our agreements with our licensors may be terminated by them for convenience or otherwise provide for a limited term. If we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell subscriptions to use products or services containing that technology would be limited, and our business could be harmed. For example, if we are unable to license technology from third parties, such as technology that helps enable our products, services, or platform, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, which may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer certain existing, new, or competitive products or services and may increase our costs. As a result, our business, financial condition, and results of operations could be materially adversely affected.

Our use of third-party open source software could negatively affect our ability to sell subscriptions to access our products and subject us to possible litigation.

From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. Accordingly, we may be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users, who distribute or make available across a network software and services that include open source software, to make publicly available or to license all or part of such software (which in some circumstances could include valuable proprietary code, such as modifications or derivative works created, based upon, incorporating, or using the open source software) under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide clarity on their proper legal interpretation. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some or all of our software. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects, and could help competitors develop products and services that are similar to or better than ours.

Our customers' and other users' violations of our policies or other misuse of our platform to transmit unauthorized, offensive, or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

Despite our ongoing and substantial efforts to limit such use, certain customers or other users may use our platform to transmit unauthorized, offensive, or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions are in violation of our policies. Our efforts to defeat spamming attacks, illegal robocalls, and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Moreover, our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law. Although we retain the right to verify that customers and other users are abiding by our policies, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. Although Section 230 of the CDA currently limits liability for third-party content posted on internet platforms, we cannot predict whether that protection will remain in effect. See the risk factor titled "Increased government scrutiny of the technology industry generally or our operations specifically could negatively affect our business."

Risks Related to Our Acquisitions

We may be unsuccessful in making, integrating, and maintaining acquisitions, joint ventures, and strategic investments, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We expect to continue to evaluate and complete a wide array of potential strategic transactions, including acquisitions of businesses, joint ventures, new technologies, services, products, and other assets, and other strategic investments. Any of these transactions could be material to our business, financial condition, results of operations, and prospects. However, we may not be able to find suitable acquisition, joint venture, and strategic investment candidates, and we may not be able to complete transactions on favorable terms or at all. In addition, transactions may be subject to regulatory scrutiny and the law related to such regulatory scrutiny is evolving, which creates uncertainty.

Even if we are able to complete these transactions, we may incur substantial costs and may not be able to realize the anticipated benefits of such transactions in the time frame expected or at all. In particular, if we are unable to successfully operate as a combined business after the completion of such transactions to achieve shared growth opportunities or combine reporting or other processes within the expected time frame, such delay may materially and adversely affect the benefits that we expect to achieve as a result of any such acquisition. For example, in October 2023, we ceased originations under our materials financing program, which we assumed pursuant to the Levelset acquisition. Such transactions may not ultimately strengthen our competitive position or achieve our strategic goals and may disrupt our ongoing business, increase our expenses, and otherwise present risks not contemplated at the time of the transaction. In addition, we may inherit commitments, risks, and liabilities of companies that we acquire that we are unable to successfully mitigate and that may be amplified by our existing business. Further, valuations supporting our acquisitions and strategic investments could change rapidly. Following any such transaction, we could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could materially adversely affect our business, financial condition, operating results, and prospects through the write-off of goodwill and other impairment charges.

To finance such transactions, we may have to pay cash, incur debt, or issue securities, including equity-based securities, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such transaction could result in dilution to our stockholders. If we incur debt in connection with such a transaction, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business. Any of these factors could materially adversely affect our ability to consummate a transaction, and our business, financial condition, results of operations, and prospects.

Risks Related to Tax Matters

We could be required to collect additional sales and use, value added, goods and services, business, gross receipts, and other indirect tax liabilities in various jurisdictions, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently collect and remit applicable indirect taxes in jurisdictions where we, through our employees or economic activity, have a presence and where we have determined, based on applicable legal precedents, that sales of subscriptions to access our products, services, and platform are taxable. We do not currently collect and remit indirect taxes, including state and local excise, utility user, and ad valorem taxes, fees, and surcharges in jurisdictions where we believe we do not have sufficient "nexus." There is uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees, and surcharges on sales made over the internet, and there is also uncertainty as to whether our characterization of our products, services, and platform as not taxable in certain jurisdictions will be accepted by state and local tax authorities.

Tax authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or that our products, services, and platform are not taxable in such jurisdiction and may decide to audit our business and operations with respect to indirect taxes, which could result in significant tax liabilities (including related penalties and interest) for us or our customers, which could materially adversely affect our business, financial condition, results of operations, and prospects.

The application of indirect taxes, such as sales and use, value added, goods and services, business, and gross receipts taxes, to businesses that transact online, such as ours, is a complex and evolving area. Following the 2018 U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states and local jurisdictions in certain circumstances may levy sales and use taxes on sales of goods and services based on "economic nexus," regardless of whether the seller has a physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring collection of sales and use taxes by online sellers. The details and effective dates of these collection requirements vary from state to state. As a result, it may be necessary for us to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance obligations based on the requirements of existing or future economic nexus laws. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous jurisdictions in which we conduct or may conduct business. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such obligations. The application of existing, or future indirect tax laws, whether in the U.S. or internationally, or the failure to collect and remit such taxes, could materially adversely affect our business, financial condition, results of operations, and prospects.

Our corporate structure and intercompany arrangements cause us to be subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are expanding our international operations and personnel to support our business internationally. We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of such jurisdictions, including the U.S., to our international business activities, changes in tax rates, new or revised tax laws, or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions, which are generally required to be computed on an arm's-length basis pursuant to intercompany arrangements, or may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

We are subject to federal, state, and local income, sales, and other taxes in the U.S. and income, withholding, transaction, and other taxes in numerous foreign jurisdictions. Evaluating our tax positions and our worldwide provision for taxes is complicated and requires the exercise of significant judgment. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could differ materially from our historical tax provisions and accruals, which could have an adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Our business could be materially adversely affected by changes to tax laws.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially adversely affect our business, financial condition, results of operations, and prospects. For example, the Tax Cuts and Jobs Act (the "TCJA"), the Coronavirus Aid, Relief and Economic Security Act, and the Inflation Reduction Act (the "IRA") made many significant changes to the U.S. tax laws. Beginning in 2022, the TCJA requires taxpayers to capitalize and amortize certain research and development expenditures over five years if incurred in the U.S. and 15 years if incurred in foreign jurisdictions, rather than deducting them currently. Although there have been legislative proposals to repeal or defer the research and development expenditure capitalization requirement to later years, there can be no assurance that the provision will be repealed or otherwise modified. As another example, the IRA includes provisions that will impact the U.S. federal income taxation of certain corporations, including imposing a minimum tax on the book income of certain large corporations and a 1% excise tax on the value of certain corporate stock repurchases by publicly traded companies that would be imposed on the company repurchasing such stock. Regulatory or accounting guidance with respect to existing or future tax laws could materially affect our tax obligations and effective tax rate. It is uncertain if, and to what extent, various states will conform to current federal law or any newly enacted federal tax legislation.

In addition, many countries in Europe, as well as a number of other countries and organizations (including the Organization for Economic Cooperation and Development (the "OECD") and the European Commission), have recently proposed, recommended, or (in the case of certain countries) enacted, or are in the process of enacting, changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business. In particular, the OECD is working on a two-pillar solution to address the tax challenges arising from the digitalization of the economy, commonly referred to as BEPS 2.0, which, to the extent implemented, would make important changes to the international tax system by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to certain revenue threshold rules which we do not currently meet but may meet in the future), referred to as the Pillar One proposal, and imposing a minimum effective tax rate on certain multinational enterprises, referred to as the Pillar Two proposal. A number of countries within which we carry on our business have implemented, or are currently expected to implement, core elements of the Pillar Two proposal. Based on our current understanding of the minimum revenue thresholds contained in the Pillar Two rules, we currently expect to be within their scope beginning in 2025. The OECD has issued administrative guidance providing transition and safe harbor rules in relation to the implementation of the Pillar Two proposal. We are monitoring developments and evaluating the potential impacts of these new rules, including on our effective tax rates, and considering our eligibility to qualify for these safe harbor rules. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects, and we may be required to incur additional material costs and expenditure to ensure compliance with any such rules in each of the relevant jurisdictions within which we carry on our business.

Our ability to use our net operating loss carryforwards ("NOL carryforwards") and certain other tax attributes may be limited.

As of December 31, 2024, we had $822.6 million of U.S. federal and $626.7 million of state NOL carryforwards available to reduce taxable income that we may have in the future. It is possible that we will not generate taxable income sufficient to use certain of these NOL carryforwards. Under current law, our U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the ability to utilize such federal NOL carryforwards to offset taxable income is limited to 80% of the current-year taxable income. In addition, federal NOL carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code (the "IRC"), respectively. Under those sections of the

IRC, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. We have experienced ownership changes in the past, and may experience additional ownership changes in the future, as a result of shifts in our stock ownership, some of which may be outside of our control. Our ability to utilize our NOL carryforwards is conditioned upon generating future U.S. federal taxable income, and we do not know whether or when we will do so. Therefore, our NOL carryforwards generated prior to 2018 could expire unused. State NOL carryforwards and other state tax credits may be subject to similar limitations under state tax laws, and there may be periods during which the use of state NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2023 and before 2027. If our ability to use our NOL carryforwards and tax credits is limited, or if our ability to utilize NOL carryforwards and certain tax credits is otherwise restricted by law, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Risks Related to Capital Requirements, Our Marketable Securities Portfolio, and Liquidity

We may need to raise additional capital to grow our business, and such capital may not be available on terms acceptable to us, or at all, which could reduce our ability to compete and could materially adversely affect our business, financial condition, results of operations, and prospects.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. To support our business and operations, we will need sufficient capital to continue to make significant investments, and we may need to raise additional capital through equity or debt financings to fund such efforts. However, many factors, including recent economic volatility and interest rate changes, could adversely impact our ability to access additional capital. If such financing is not available on terms acceptable to us or at all, we may be unable to fund our growth or develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in dilution to our existing stockholders and a decline in our stock price.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our future growth may require us to delay, scale back, or eliminate some or all of our operations or the expansion of our business, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our marketable securities portfolio is subject to credit, liquidity, market, and interest rate risks that could cause its value to decline significantly and materially adversely affect our business, financial condition, results of operations, and prospects.

We maintain a portfolio of marketable securities through a professional investment advisor. The investments in our portfolio are subject to our corporate investment policy, which focuses on preserving principal, maintaining liquidity, avoiding inappropriate concentration and credit risk, and capturing a market rate of return in accordance with the investment guidelines in the corporate investment policy. These investments are subject to general credit, liquidity, market, and interest rate risks. In particular, the value of our portfolio may decline due to changes in interest rates, instability in the global financial markets that reduces the liquidity of securities in our portfolio, and other factors, including unexpected or unprecedented events such as health epidemics or pandemics (including the COVID-19 pandemic). As a result, we may experience a significant decline in value or loss of liquidity of our investments, which could materially adversely affect our business, financial condition, results of operations, and prospects. We attempt to mitigate these risks through diversification of our investments and continuous monitoring of our portfolio's overall risk profile, but the value of our investments may nevertheless decline. To the extent that we increase the amount of our security investments in the future, these risks could be exacerbated.

General Risks Related to Our Business and Investing in Our Common Stock

If we fail to maintain an effective system of disclosure controls and internal control over our financial reporting, including our acquired companies, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and our business, financial condition, results of operations, and prospects could be materially adversely affected.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the New York Stock Exchange. Our management and other personnel devote a substantial amount of time to compliance with these requirements. We expect that the requirements of these laws, rules, and regulations will continue to increase our IT, legal, accounting, and financial compliance costs, make some activities more complex, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. We cannot predict or estimate the totality of additional costs we incur as a public company or the specific timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Failure to maintain effective disclosure controls could cause us to be required to restate our financial statements for prior periods, result in material misstatements in our financial statements, and cause us to fail to timely meet our periodic reporting obligations, among other outcomes. In addition, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404") to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our continuing compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

Our current disclosure controls and procedures and internal control over financial reporting, and any new controls that we develop, may become inadequate because of changes in conditions in our business, including our acquisitions. In addition, changes in accounting principles or interpretations could also challenge our controls and require that we establish new business processes, systems, and controls to accommodate such changes. If our current and new systems, controls, or standards and any associated process changes do not give rise to the benefits that we expect or do not operate as intended, our financial reporting systems and processes, our ability to produce timely and accurate financial reports or disclosures, or the effectiveness of our internal control over financial reporting could be adversely affected. Moreover, our business may be harmed if we experience problems with any new systems or controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise. Our ability to manage our operations and growth through, for example, the integration of recently acquired businesses, the adoption of new accounting principles and tax laws, and our back office systems that, for example, support our revenue recognition processes, will require us to further develop our controls and reporting systems and implement or amend new or existing controls and reporting systems in those areas where the implementation and integration is still ongoing. All of these changes to our financial systems and the implementation and integration of acquisitions create an increased risk of deficiencies in our disclosure controls and procedures or internal controls over financial reporting.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our disclosure controls and procedures and internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weaknesses or to maintain effective disclosure controls and internal control over financial reporting could adversely affect investor confidence in our company, causing a decline in our stock price, as well as restrict our future access to capital markets. Such failure could also materially adversely affect our business, financial condition, results of operations, and prospects.

Our business could be disrupted by macroeconomic factors, geopolitical events, or catastrophic occurrences.

Our platform and the infrastructure on which our platform relies are vulnerable to damage or interruption from macroeconomic factors and geopolitical events, including trends within the construction industry, inflation and responses by governments to address it, interest rate changes, tariffs and trade wars, bank failures, a shifting and uncertain geopolitical landscape, military conflicts or wars (such as the Russia-Ukraine war and the Israel-Hamas war), health epidemics or pandemics (such as the COVID-19 pandemic), and supply chain disruptions, or catastrophic occurrences, including earthquakes, floods, fires, other natural disasters, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, and other intentional acts of vandalism and misconduct, or other similar events, each of which could materially adversely affect our business, financial condition, results of operations, and prospects, or the business of our customers, partners, vendors, or the economy as a whole. For example, our corporate headquarters and a number of our members of our management in senior roles are located near Santa Barbara, California, a region known for, among other things, seismic activity and severe fires, and a catastrophic event in this region could materially adversely affect our business, financial condition, results of operations, and prospects. The impact of changes to our climate could result in an increase in the frequency or severity of such events. Climate-related events have the potential to disrupt our business, our third-party suppliers, and the business of our customers, may cause us to experience higher attrition, losses, and additional costs to maintain and resume operations, and may subject us to increased regulations, reporting requirements, standards, or expectations regarding the environmental impacts of our business.

Although we maintain incident management and disaster response plans, in the event of a major disruption, we may be unable to continue our operations and may experience system interruptions and reputational harm. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

We cannot guarantee that our stock repurchase program will enhance stockholder value, and any stock repurchases we make could increase the volatility of our common stock and diminish the cash reserves we have available to fund working capital and other projects, and any failure to repurchase our common stock after we have announced our intention to do so may negatively affect the price of our common stock.

On October 29, 2024, our board of directors (our "Board") authorized a stock repurchase program to repurchase up to $300.0 million of our outstanding common stock. We intend to opportunistically repurchase shares of our common stock from time to time through the open market (including via pre-set trading plans) or through other transactions in accordance with applicable securities laws, in each case, subject to market conditions, applicable legal requirements, and other relevant factors. The timing of stock repurchases and the actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and will be subject to the discretion of management within its authorization. The stock repurchase program will be funded using our working capital. The stock repurchase program does not obligate us to acquire any particular number of shares of our common stock, or any shares at all. The stock repurchase program expires on October 29, 2025, and may be suspended or discontinued at any time at our discretion and without notice.

Although our stock repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may increase above the levels at which we deem it prudent to repurchase shares, and short-term stock price fluctuations could reduce our ability to properly manage the program and the overall effectiveness of the program. The stock repurchase program could also affect the price of our common stock and increase volatility. The existence of our stock repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or investments, other business opportunities, and other general corporate projects. We cannot guarantee that the stock repurchase program will be fully or partially consummated. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation, investor confidence in us, or our stock price. In addition, as part of the IRA, the U.S. implemented a 1% excise tax on the value of certain stock repurchases by publicly traded companies. This tax could increase the costs to us of any stock repurchases under the program. For these and other reasons, we may fail to realize the anticipated value of the stock repurchase program or enhance long-term stockholder value as a result of the stock repurchase program.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly and could materially adversely affect our business, financial condition, results of operations, and prospects.

Substantial losses due to fraud or our inability to accept credit card payments could cause our customer base to significantly decrease and would harm our business.

A significant portion of our customers authorize us to bill their credit card accounts directly for our products, and certain of our customers purchase from us directly and are required to keep their payment methods current for monthly billing purposes. Our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We have incurred charges, which we refer to as chargebacks, from credit card companies for claims that the customer did not authorize the credit card transaction for our products. We may be required to pay for unauthorized credit charges and expenses with no reimbursement from the customer. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud.

In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to comply with such standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our products.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

The market price of our common stock has in the past been volatile, and is likely to be volatile again in the future. In light of recent macroeconomic factors and geopolitical events, including trends within the construction industry, inflation and responses by governments to address it, interest rate changes, tariffs and trade wars, bank failures, a shifting and uncertain geopolitical landscape, military conflicts or wars (such as the Russia-Ukraine war and the Israel-Hamas war), health epidemics or pandemics (such as the COVID-19 pandemic), and supply chain disruptions, and the market for technology companies in particular, the stock market in general has experienced extreme volatility, which has often been unrelated to the operating performance of particular companies. The market price for our common stock may also be influenced by the following factors: actual or anticipated changes or fluctuations in our results of operations; the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections; repurchases or expectations with respect to repurchases by us of our common stock; announcements by us or competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments; changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular; rumors and market speculation involving us and other companies in our industry; and actual or anticipated developments in our business, competitors' businesses, or the competitive landscape generally. In addition, the limited public float of our common stock may tend to increase the volatility of the trading price of our common stock. As a result of this volatility, you may not be able to sell your common stock at or above the price you paid for your shares. Additionally, the foregoing factors, along with other market and industry factors, may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock.

Concentration of ownership of our common stock among our officers, directors, and principal stockholders may prevent new and other existing investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.

Our officers, directors, and stockholders who own more than 5% of our outstanding common stock, beneficially own, in the aggregate, a significant percentage of our outstanding common stock. Furthermore, one of our current directors is affiliated with one of our largest stockholders. As a result, such persons or their affiliates on our Board, if any, may have the ability to significantly influence matters submitted to our Board or stockholders for approval, including the appointment of our management, the election and removal of directors, and the approval of any significant transactions (including any merger, consolidation, or sale of all or substantially all of our assets), as well as our management and business affairs. This concentration of ownership may also have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders. In addition, it may result in the management of our company in ways with which other stockholders disagree. Further, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with one or more significant stockholders.

Certain provisions in our organizational documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our Board or current management, and adversely affect our stock price.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board or take other corporate actions, including effecting changes in our management. These provisions include, but are not limited to:

+ a classified Board with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

+ the denial of any right of our stockholders to remove members of our Board except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all our outstanding voting stock then entitled to vote in the election of directors;

+ the ability of our Board to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

+ the exclusive right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;

+ a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

+ the requirement that a special meeting of stockholders may be called only by the our Board acting pursuant to a resolution adopted by a majority of our Board, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

+ the requirement to obtain approval of two-thirds of the then-outstanding voting power of our capital stock in order to make certain amendments to our amended and restated certificate of incorporation; and

+ advance notice procedures and disclosure requirements with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the U.S., as the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any action asserting a claim that is governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to lawsuits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all lawsuits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce this provision. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk management and strategy

We maintain an information security program designed to identify, assess, and manage material risks arising from cybersecurity threats to our critical networks, third-party hosted services, communications systems, hardware, software, and data, including intellectual property and confidential, proprietary, or sensitive information, such as customer data.

Our President, Product and Technology ("President of P&T"), Chief Data Officer ("CDO"), the senior-most employee responsible for cybersecurity management, and other members of our cybersecurity and audit teams, help identify, assess, and manage cybersecurity threats and risks that may affect our business and operations. To help us in assessing these threats, we use various methods, including, as applicable, using a combination of manual and automated tools, subscribing to threat reports and external intelligence feeds, conducting vulnerability assessments and penetration tests, collaborating with law enforcement, and operating a bug bounty program.

Depending on the environment, systems, and data, we employ various technical, physical, and organizational measures designed to mitigate material cybersecurity risks, including an incident response plan, incident detection and response processes, a vulnerability management program, disaster recovery/business continuity plans, risk assessments, data encryption, network and access controls, a vendor risk management program, physical security, employee training, cybersecurity insurance, and dedicated cybersecurity staff.

In maintaining these measures, we consider certain principles from recognized frameworks, such as those published by the Committee of Sponsoring Organizations of the Treadway Commission, the International Organization for Standardization, and other applicable industry standards. Our approach to addressing cybersecurity risk is cross-functional and is designed to preserve the confidentiality, integrity, and availability of data by identifying, preventing, and mitigating cybersecurity incidents.

From time to time, we engage third-party service providers, including professional services firms, threat intelligence services, cybersecurity consultants, penetration testing firms, and forensic investigators, to assist with identifying, assessing, and managing cybersecurity risks.

We also rely on data-hosting companies and other third parties for certain business operations. We mitigate the associated cybersecurity risks through a third-party risk management program, which may include vendor risk assessments, security questionnaires, reviews of vendor security programs, and contractual obligations for vendors to maintain specific security measures.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under the heading "Risk Factors" in Part I of this Annual Report on Form 10-K, including the risk factor titled "If our IT systems or data, or those of third parties with which we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences, any of which could materially adversely affect our business, financial condition, results of operations, and prospects."

Governance

Our Board oversees our enterprise risk management program, including cybersecurity risk. The audit committee of our Board (the "Audit Committee") is responsible for oversight of our cybersecurity risk management processes, and a cross-functional cybersecurity committee (the "Cybersecurity Committee"), which is comprised of members of our management team, reports to the Audit Committee.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of our management team, including our President of P&T, CDO, and the senior-most employee responsible for cybersecurity management. Our President of P&T has over 25 years of experience in senior executive roles that involved ownership of, and accountability for, cybersecurity matters, including Chief Information Officer, Chief Technology Officer, and Senior Vice President / General Manager. Our CDO has over 15 years of experience in IT and previously served as the Chief Information and Digital Experience Officer for a home automation company. Prior to that, she held various leadership roles at a computer software company.

Members of our management team, including our President of P&T, CDO, and the senior-most employee responsible for cybersecurity management, lead our cybersecurity assessment and management processes. Their responsibilities include hiring appropriate personnel, approving budgets, integrating cybersecurity considerations into our risk management strategy, overseeing security-related reports, communicating key priorities, and helping prepare for cybersecurity incidents.

We conduct periodic training to keep personnel informed of cybersecurity threats and to communicate evolving information security policies, standards, processes, and practices. Our cybersecurity incident response and vulnerability management processes are designed to escalate significant cybersecurity incidents to members of management, including to our President of P&T, CDO, the senior-most employee responsible for cybersecurity management, and the Cybersecurity Committee. Our President of P&T, CDO, the senior-most employee responsible for cybersecurity management, and the Cybersecurity Committee work with our incident response team to mitigate and remediate potential issues. These processes include reporting significant cybersecurity threats, risks, and mitigation activities to the Audit Committee and/or the Cybersecurity Committee, as appropriate.

The Audit Committee and the Cybersecurity Committee receive periodic reports, summaries, and presentations from management regarding our significant cybersecurity risks and threats, incidents, and response initiatives. Through our cybersecurity governance practices, we strive to achieve a strong cybersecurity posture and to refine our security measures to respond to emerging threats.

Item 2. Properties.

Our corporate headquarters are located in Carpinteria, California, where we lease approximately 168,000 square feet of office space pursuant to operating and finance leases that expire between September 2026 and March 2027, with options to renew through March 2037. In addition, we maintain additional offices in the U.S. in Austin, Texas; Willmar, Minnesota; Tampa, Florida; New Orleans, Louisiana; and internationally in Sydney, Australia; Edmonton, Canada; Toronto, Canada; Heredia, Costa Rica; Cairo, Egypt; London, England; Paris, France; Bangalore, India; Pune, India; Dublin, Ireland; Singapore, Republic of Singapore; and Dubai, UAE. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together reasonably be expected to have a material adverse effect on our business, results of operations, financial condition, or cash flow.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock is listed and traded on the NYSE under the symbol "PCOR."

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and to carry out our capital allocation strategy (see the sub-heading titled "Capital Allocation Strategy," under the heading "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations"), and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our Board may deem relevant. In addition, our ability to pay dividends may be restricted by agreements we may enter into in the future.

Holders of Record

As of February 19, 2025, there were 46 registered stockholders of record of our common stock. We believe a substantially greater number of beneficial owners hold shares through brokers, banks, or other nominees.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our filings under the Securities Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index and the NASDAQ Computer Index. The graph assumes $100 was invested in our common stock at the market close on May 20, 2021, which was our initial trading day. Data for the S&P 500 Index and the NASDAQ Computer Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Unregistered Sales of Equity Securities

None.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

On October 29, 2024, our Board authorized a stock repurchase program to repurchase up to $300.0 million of our common stock. We did not repurchase any shares under our authorized stock repurchase program during the three months ended December 31, 2024.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. You should review the disclosures under the section titled "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K and under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. These statements, like all statements in this report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments, except as required by law. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023 is presented below. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024.

Overview

Our mission is to connect everyone in construction on a global platform.

We are the leading global provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on connecting and empowering the construction industry's key stakeholders, such as owners, general contractors, and specialty contractors, to collaborate and access our capabilities from any location on any internet-connected device. Our platform is modernizing and digitizing construction management by enabling timely access to critical project information, simplifying complex workflows, and facilitating seamless communication among relevant stakeholders, all of which we believe positions us to serve as the system of record for the construction industry. We are also continuing to develop other programs and services to address related challenges faced by the construction industry's key stakeholders. Adoption of our products, services, and platform helps our customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance financial transparency and accountability.

In short, we build the software for the people that build the world.

Our customers range from small businesses managing a few million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the residential and non-residential segments of the construction industry. We primarily sell subscriptions to access our products through our direct sales team, which is specialized by geography, followed by size and type of stakeholder.

Our products are offered on our cloud-based platform and are designed to be easy to configure and deploy. Our users can access our products on computers, smartphones, and tablets through any web browser or from our mobile application available for both the iOS and Android platforms.

We generate substantially all of our revenue from subscriptions to access our products. We primarily sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. As our customers subscribe to additional products or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume, or charge customers based on consumption or on a per-project basis. Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. Customers can invite all project participants, including owners, general contractors, specialty contractors, architects, and engineers, to engage with our platform as part of a project team without incurring additional fees. Customers typically invite participants to join our platform, including their employees and collaborators, who are other project participants that engage with our platform but do not pay us for such use. Although we do not charge a per-seat or per-user fee, multiple participants can be customers on the same project, which allows each of them to retain access to project information for the duration of their subscription and allows us to receive revenue from multiple customers on the same project.

Certain Factors Affecting Our Performance

Acquiring New Customers and Retaining and Expanding Existing Customers' Use of Our Platform

We believe that the market for our platform is large, and we are highly focused on our long-term growth. Our ability to generate revenue, continue to grow our business, and serve the broader needs of the construction industry depends on our ability to efficiently acquire new customers, retain existing customers and expand their use of our products, services, and platform, and maintain or increase the pricing of our products and services. We drive new customer acquisitions by investing across our sales and marketing engine to engage prospective customers, increase brand awareness, and drive adoption of our products, services, and platform. We drive retention of existing customers and expansion of their use of our products, services, and platform by focusing on our customers' success.

To support these efforts, in July 2024 we began to evolve our GTM operating model by, among other things, transitioning to a general manager model, with general managers for our North America, Europe, Asia-Pacific, and Middle East regions and our public sector business, each of whom will be empowered to assess and deploy the appropriate strategies and tactics for customers within their respective regions. We are also adding new product and technical specialists to our GTM teams, who we believe can add value for our customers by matching the evolving needs of our customers' diverse buyer personas with our products and services, and helping our customers understand and implement the full potential of our platform. Evolving our GTM operating model involves new investment, particularly as we increase our sales headcount, ramp and invest in additional enablement for our sales teams, and add the new specialists to our teams. We believe that these investments will allow us to build stronger and deeper customer relationships and improve our operating efficiency over time which, in turn, will result in better customer experiences and provide additional value to our customers, some of whom continue to face macroeconomic and other pressures that have negatively impacted their spending decisions. We anticipate some disruptions and adverse impacts to our financial and operating results in the near-term as we invest in and implement the evolved GTM operating model. Over the longer term, if we fail to successfully implement, or realize the benefits of, our evolved GTM operating model, or otherwise fail to acquire new customers, retain existing customers, or expand existing customers' use of our products, services, and platform, our business, financial condition, results of operations, and prospects will be adversely affected, potentially materially. Notwithstanding these risks, we believe that implementing the evolved GTM operating model will improve our long-term operating efficiency, best position us for sustainable long-term growth, and enhance our ability to capture our large market opportunity.

Despite macroeconomic challenges, we have seen an increase in the number of customers that contributed more than $100,000 of ARR, which was 2,333, 2,008, and 1,576 as of December 31, 2024, 2023, and 2022, respectively, reflecting year-over-year growth rates of 16% in 2024 and 27% in 2023. Customers that contributed more than $100,000 of ARR represented 63%, 60%, and 57% of total ARR in each of the annual periods ending December 31, 2024, 2023, and 2022, respectively. The number of customers that contributed more than $1,000,000 of ARR was 86, 62, and 47 as of December 31, 2024, 2023, and 2022, respectively, reflecting year-over-year growth rates of 39% in 2024 and 32% in 2023. Customers that contributed more than $1,000,000 of ARR represented 17%, 14%, and 12% of total ARR in each of the annual periods ending December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, 2023, and 2022, the number of customers on our platform was 17,088, 16,367, and 14,488, respectively, reflecting year-over-year growth rates of 4% in 2024 and 13% in 2023. Our total customer count is heavily influenced by the number of SMB customers we add in a given period. Furthermore, SMB customers represent a small portion of our total ARR, whereas Enterprise and Mid Market customers represent the vast majority of our total ARR. As a result, we believe the better metric to assess our business performance is the growth in the number of customers that contributed more than $100,000 of ARR. All aforementioned customer counts exclude customers acquired from business combinations that do not have standard Procore annual contracts.

We define ARR at the end of a particular period as the annualized dollar value of our subscriptions from customers as of such period end date. For multi-year subscriptions, ARR at the end of a particular period is measured by using the stated contractual subscription fees as of the period end date on which ARR is measured. For example, if ARR is measured during the first year of a multi-year contract, the first-year subscription fees are used to calculate ARR. ARR at the end of a particular period includes the annualized dollar value of subscriptions for which the term has not ended, and subscriptions for which we are negotiating a subscription renewal. ARR should be viewed independently of revenue determined in accordance with accounting principles generally accepted in the U.S. ("GAAP" or "U.S. GAAP") and does not represent our U.S. GAAP revenue on an annualized basis. ARR is not intended to be a replacement or forecast of revenue.

We consider gross retention rate ("GRR") to be a key metric and indication of our ability to retain our customer base and to evaluate whether our products and platform are addressing our customers' needs throughout the year. Our GRR reflects only customer losses and does not reflect customer expansion or contraction. We believe our high GRR demonstrates that we serve a vital role in our customers' operations, as the vast majority of our customers continue to use our products and platform and to renew their subscriptions.

To calculate GRR at the end of a particular period, we first calculate our ARR from the cohort of active customers at the end of the period 12 months prior to the end of the period selected. We then calculate the value of ARR from any customers whose subscriptions terminated and were not renewed during the 12 months preceding the end of the period selected, which we refer to as cancellations. We then divide (a) the total prior period ARR minus cancellations by (b) the total prior period ARR to calculate GRR. Our GRR was 94%, 95%, and 95% as of December 31, 2024, 2023, and 2022, respectively.

Net retention rate ("NRR") compares ARR from existing customers on a trailing 12-month basis. To calculate NRR at the end of a particular period, we first calculate ARR from the cohort of active customers at the end of the period 12 months prior to the end of the period selected. We then calculate the value of ARR from the same cohort of customers at the end of the current period selected, giving effect to expansion, contraction, or cancellations from this group of customers over the 12 months preceding the end of the period selected. We then divide (a) the total current period ARR by (b) the total prior period ARR to calculate NRR. Our NRR was 106% and 114%, as of December 31, 2024 and 2023, respectively. However, as further described below, we do not believe NRR is a key metric due to the impact of pooled volume contracts.

To help our customers address the variable nature of their construction volume, we offer (a) annual subscription contracts with construction volume over a one-year period; (b) multi-year subscription contracts with construction volume measured annually over successive one-year periods; and (c) pooled volume contracts with fixed flat annual fees based on anticipated construction volume measured over multiple years (typically, two- or three-year periods).

Pooled volume contracts are most commonly purchased by customers whose project portfolios include large-scale, multi-year construction projects (typically larger customers) because pooled volume contracts give these customers the flexibility to deploy construction volume as the needs within their project portfolios change. Pooled volume contracts allow our customers to avoid defining their construction volume commitments in a given year and the attendant risk of their construction volume usage exceeding their contracted-for amount. With pooled volume contracts, our customers can benefit from paying the same amount over multi-year periods regardless of any changes in their project portfolios. Pooled volume contracts may also help these customers secure volume-based price discounts from us at contract inception, as well as allow us to secure larger up-front commitments from these customers.

In pooled volume contracts, NRR does not capture a customer's increase in construction volume usage because the fixed annual fees in these arrangements result in 100% NRR. Pooled volume contracts generally result in lower NRR than what would have been reflected had those customers signed annual subscription contracts with construction volume measured over a one-year period or multi-year subscription contracts measured over successive one-year periods, as customers tend to increase usage of our platform year-over-year. Because NRR does not properly capture our customers' actual construction volume usage under the pool volume model, we do not believe NRR is the best indicator of our ability to retain and grow our customer base.

Remaining Performance Obligations

Our subscriptions typically have a term of one to three years. The transaction price allocated to RPO under our subscriptions represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancelable subscriptions that will be invoiced and recognized as revenue in future periods. Our cRPO represents future revenue under existing contracts that is expected to be recognized as revenue in the next 12 months.

The following table presents our cRPO and non-current RPO at the end of each period:

	Year Ended December 31,			% Growth Year Ended December 31,	
	2024	**2023**	**2022**	**2024**	**2023**
	(dollars in thousands)				
cRPO	$ 829,666	$ 698,284	$561,200	19%	24%
Non-current RPO	456,801	302,215	236,300	51%	28%
Total RPO	$1,286,467	$1,000,499	$797,500	29%	25%

We believe that cRPO is a key metric to track our ability to win fixed revenue commitments from new customers and to expand and retain existing customers. cRPO increased by $131.4 million in 2024 and $137.1 million in 2023, representing a year-over-year growth rate of 19% in 2024 and 24% in 2023. We believe that macroeconomic factors have resulted in cautious customer spending, contributing to a decline in the cRPO annual growth rate. During 2024, approximately 26% of the increase was attributable to existing customers and 74% was attributable to new customers acquired during the year. During 2023, approximately 34% of the increase was attributable to existing customers and 66% was attributable to new customers acquired during the year. We expect RPO to change from period to period primarily due to the size, timing, and duration of new customer contracts and customer renewals.

Continued Technology Innovation and Strategic Expansion of Our Products and Services

We plan to continue to invest in technology innovation and product development to enhance the capabilities of our platform. Additional features and products will also enable customers and collaborators to manage new workflows on our platform and allow us to attract a broader set of stakeholders. We have introduced and continue to develop new products and services organically and through our acquisitions.

We intend to continue to invest in building additional products, services, offerings, features, and functionality that expand our capabilities and facilitate the extension of our platform. For example, in May 2024, we acquired Intelliwave, a construction materials management company that enhances our Resource Management solution; in September 2023, we acquired Unearth, a geographic information systems asset management platform that helps general contractors and infrastructure providers connect assets, data, and field teams; and in September 2023, we launched Procore Pay, a payment solution that handles all aspects of the payment processes between general contractors and subcontractors. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. While the impact of these developments, including Procore Pay, are not yet material to our business, our future success is dependent on our ability to successfully develop or acquire, market, and sell existing and new products and services to both new and existing customers.

International Growth

We see international expansion as a major, and largely greenfield, opportunity for growth as we look to capture a larger part of the worldwide construction market. We have an international sales and marketing presence with offices in Sydney, Australia; Toronto, Canada; London, England; Dublin, Ireland; and Dubai, UAE. As a result of our international efforts, we support multiple languages and currencies. Non-U.S. revenue as a percentage of our total revenue was 15% and 14% for the years ended December 31, 2024 and 2023, respectively. We determine the percentage of non-U.S. revenue based on the billing location of each customer. Fluctuations in foreign currencies may positively or negatively impact the amount of revenue that we report for our foreign subsidiaries upon the translation of these amounts into U.S. Dollars.

Furthermore, we believe global demand for our products, services, and platform will continue to increase as we expand our international sales and marketing efforts, and the awareness of our products, services, and platform grows. However, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, currencies, cultures, customs, and commercial markets, as well as differing legal, tax, regulatory, and alternative dispute systems. We have made, and plan to continue to make, significant investments in international markets. While these investments may adversely affect our operating results in the near term, we believe they will contribute to our long-term growth.

Macroeconomic Factors

Macroeconomic factors and geopolitical events that impact the construction industry, such as elevated inflation and responses by governments to address it, higher interest rates than we've seen in recent history, volatility in capital markets, bank failures, fluctuations in foreign exchange rates, global pandemics, trade wars or shifting tariffs, evolving and potentially conflicting regulatory requirements, and wars and other conflicts may impact our customers' spending as well as our operating expenses and cash flows. We believe that macroeconomic factors have resulted in cautious customer spending and increased customer pricing sensitivity, contributing to the decline in our cRPO annual growth rate, among other impacts. However, as such factors evolve, we continue to monitor the ways in which they may directly or indirectly impact our business, results of operations, and financial condition. See the section titled "Risk Factors" in Part I of this Annual Report on Form 10-K for further discussion.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from subscriptions to access our products and related support. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. Our subscriptions generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, and are non-cancelable. To the extent we invoice our customers in advance of revenue recognition, we record deferred revenue. Consequently, a portion of the revenue that we report each period is attributable to the recognition of revenue previously deferred related to subscriptions that we entered into during previous periods.

Cost of Revenue

Cost of revenue primarily consists of personnel-related compensation expenses for our customer support team, including salaries, benefits, stock-based compensation, payroll taxes, commissions, and bonuses. Additionally, cost of revenue includes non-personnel-related expenses, such as third-party hosting costs, amortization of capitalized software development costs related to our platform, amortization of acquired technology intangible assets, software license fees, and allocated overhead. Cost of revenue also includes severance costs incurred related to the restructuring event in January 2024, which is described in Note 17 of our consolidated financial statements. We expect our cost of revenue to increase on an absolute dollar basis as our revenue and acquisition activities increase. We intend to continue to invest additional resources in platform hosting, customer support, and software development as we grow our business, evolve our GTM operating model, and ensure that our customers are realizing the full benefit of our products. The level and timing of investment in these areas could affect our cost of revenue in the future.

Costs related to the development of internal-use software for new products and major platform enhancements are capitalized until the software is substantially complete and ready for its intended use. Capitalized software development costs are amortized on a straight-line basis over the developed software's estimated useful life of two years and the amortization is recorded in cost of revenue.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expenses are the most significant component, which include salaries, stock-based compensation, commissions, benefits, payroll taxes, bonuses, and severance costs incurred related to the restructuring event in January 2024, which is described in Note 17 of our consolidated financial statements.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for our sales and marketing organizations. Additionally, sales and marketing expenses include non-personnel-related expenses, such as advertising costs, marketing events, travel, trade shows, and other marketing activities; contractor costs to supplement our staff levels; amortization of acquired customer relationship intangible assets; consulting services; and allocated overhead. We expense advertising and other promotional expenditures as incurred. We expect sales and marketing expenses to increase on an absolute dollar basis and vary from period to period as a percentage of revenue, as our business continues to grow, as we evolve our GTM operating model, and as we increase our investment in sales and marketing to drive customer growth.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses for our engineering, product, and design teams, net of capitalized software development costs. Additionally, research and development expenses include non-personnel-related expenses, such as contractor costs to supplement our staff levels, consulting services, amortization of certain acquired intangible assets used in research and development activities, and allocated overhead. We expect research and development expenses to increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we continue to build, enhance, maintain, and scale our products, services, and platform.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation expenses for our IT, human resources, finance, legal, executive, and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, including acquisition-related transaction expenses; costs associated with operating as a public company, including insurance costs, professional services, investor relations, and other compliance costs; property and use taxes; licenses, travel, and entertainment costs; and allocated overhead. We expect general and administrative expenses to increase on an absolute dollar basis and vary from period to period as a percentage of revenue, as our business continues to grow, including in relation to our international expansion.

Interest Income

Interest income consists primarily of interest income earned on our marketable securities, money market funds, and cash savings accounts.

Interest Expense

Interest expense consists primarily of costs associated with our finance leases.

Accretion Income, Net

Accretion income, net consists of accretion of discounts, net of amortization of premiums, related to our available-for-sale marketable debt securities.

Other Expense, Net

Other expense, net primarily consists of gains or losses on foreign currency transactions, unrealized gains or losses on equity securities, and miscellaneous other income and expenses.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes of U.S. state franchise taxes and certain foreign jurisdictions in which we conduct business. As we expand our international operations, we expect to incur increased foreign tax expenses. We have a full valuation allowance for net U.S. deferred tax assets. The U.S. valuation allowance primarily includes NOL carryforwards and tax credits related primarily to research and development for our operations in the U.S. We expect to maintain this full valuation allowance for our net U.S. deferred tax assets for the foreseeable future.

Results of Operations

The following tables set forth our consolidated statements of operations data and such data as a percentage of revenue for each of the periods indicated. Certain percentages below may not sum due to rounding.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Revenue	$1,151,708	$ 950,010	$ 720,203
Cost of revenue[1][2][3]	205,612	174,462	148,416
Gross profit	946,096	775,548	571,787
Operating expenses			
Sales and marketing[1][2][3][4]	552,019	494,908	424,976
Research and development[1][2][3][4]	312,987	300,571	270,982
General and administrative[1][3][4]	217,513	195,746	166,283
Total operating expenses	1,082,519	991,225	862,241
Loss from operations	(136,423)	(215,677)	(290,454)
Interest income	23,694	19,779	5,826
Interest expense	(1,899)	(1,957)	(2,135)
Accretion income, net	13,583	9,794	2,035
Other expense, net	(3,136)	(360)	(1,737)
Loss before provision for income taxes	(104,181)	(188,421)	(286,465)
Provision for income taxes	1,775	1,273	466
Net loss	$ (105,956)	$(189,694)	$(286,931)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(as a percentage of revenue)		
Revenue	100%	100%	100%
Cost of revenue[1][2][3]	18%	18%	21%
Gross profit	82%	82%	79%
Operating expenses			
Sales and marketing[1][2][3][4]	48%	52%	59%
Research and development[1][2][3][4]	27%	32%	38%
General and administrative[1][3][4]	19%	21%	23%
Total operating expenses	94%	104%	120%
Loss from operations	(12%)	(23%)	(40%)
Interest income	2%	2%	1%
Interest expense	0%	0%	0%
Accretion income, net	1%	1%	0%
Other expense, net	0%	0%	0%
Loss before provision for income taxes	(9%)	(20%)	(40%)
Provision for income taxes	0%	0%	0%
Net loss	(9%)	(20%)	(40%)

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cost of revenue	$ 15,478	$ 11,491	$ 7,253
Sales and marketing	58,058	55,162	53,397
Research and development	67,961	68,275	63,262
General and administrative	53,336	44,406	38,974
Total stock-based compensation expense*	$194,833	$179,334	$162,886

* *Includes amortization of capitalized stock-based compensation of $8.0 million and $4.5 million, respectively, for the years ended December 31, 2024 and 2023, which was initially capitalized as capitalized software and cloud-computing arrangement implementation costs, and was primarily amortized in cost of revenue.*

(2) Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cost of revenue	$25,437	$22,396	$22,428
Sales and marketing	12,700	12,425	12,425
Research and development	2,657	2,757	3,528
Total amortization of acquired intangible assets	$40,794	$37,578	$38,381

(3) Includes employer payroll tax on employee stock transactions as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cost of revenue	$ 612	$ 540	$ 308
Sales and marketing	3,227	2,766	1,955
Research and development	3,535	3,217	2,474
General and administrative	2,086	1,910	1,202
Total employer payroll tax on employee stock transactions	$9,460	$8,433	$5,939

(4) Includes acquisition-related expenses as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Sales and marketing	$1,448	$2,483	$1,725
Research and development	32	6,370	5,549
General and administrative	808	35	2,128
Total acquisition-related expenses	$2,288	$8,888	$9,402

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
Revenue	$1,151,708	$950,010	$201,698	21%

In 2024, our revenue increased by $201.7 million, or 21%, compared to 2023, of which approximately 64% was attributable to revenue from existing customers and approximately 36% was attributable to revenue from new customers acquired during 2024. The increase in revenue from existing customers includes the net benefit of a full year of subscription revenue in 2024 from customers that were newly acquired in 2023 and continued their subscriptions in 2024, and customers that expanded their subscriptions in 2024 through the purchase of additional construction volume or products and services.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
Cost of revenue	$205,612	$174,462	$ 31,150	18%
Gross profit	946,096	775,548	170,548	22%
Gross margin	82%	82%		

The increase in cost of revenue during 2024 was primarily attributable to an increase of $13.7 million in amortization of capitalized software development costs. The increase in cost of revenue was also attributable to a $9.6 million increase in third-party cloud hosting and related services as we grow our customer base; a $4.1 million increase in personnel-related expenses, including increases of $2.7 million in salaries and wages, $0.9 million in stock-based compensation expense, and $0.3 million in severance costs incurred related to the restructuring event in January 2024; and a $3.0 million increase in amortization of developed technology intangible assets. Our cost of revenue headcount remained consistent since December 31, 2023, as we continue to focus on improving operating efficiency.

Operating Expenses

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
Sales and marketing	$552,019	$494,908	$57,111	12%

The increase in sales and marketing expenses during 2024 was primarily attributable to an increase of $18.7 million in marketing events and expenses to drive customer growth. The increase in sales and marketing expenses was also attributable to a $15.1 million increase in professional fees, including contractors to support our staff levels and professional service fees to support our GTM operating model; a $13.6 million increase in personnel-related expenses, including increases of $9.3 million in salaries and wages, $2.6 million in stock-based compensation expense, and $1.3 million in severance costs incurred related to the restructuring event in January 2024; a $5.5 million increase in travel-related costs; and a $3.0 million increase in computer software expenses. We increased our sales and marketing headcount by 7% since December 31, 2023 to support our GTM operating model.

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
Research and development	$312,987	$300,571	$12,416	4%

The increase in research and development expenses during 2024 was primarily attributable to an increase of $13.5 million in professional fees, including contractors to support our staff levels. The increase in research and development expenses was also attributable to a $2.5 million increase in computer software expenses, and a $1.3 million increase in travel-related costs. The increases in research and development expenses were partially offset by a decrease of $6.2 million in acquisition-related expenses, including $4.9 million related to the acceleration of cash retention payments in the first quarter of 2023 upon the departure of certain employees from our previous acquisitions; and a decrease of $0.2 million in personnel-related expenses, including decreases of $1.9 million in salaries and wages and $0.3 million in stock-based compensation expense, partially offset by an increase of $1.8 million in severance costs incurred related to the restructuring event in January 2024. We increased our research and development headcount by 42% since December 31, 2023 in order to continue to build, enhance, maintain, and scale our products, services, and platform as part of our global workforce strategy.

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
General and administrative	$217,513	$195,746	$21,767	11%

The increase in general and administrative expenses during 2024 was primarily attributable to an increase of $19.2 million in personnel-related expenses, including increases of $9.4 million in salaries and wages, $8.9 million in stock-based compensation expense, and $0.8 million in severance costs incurred related to the restructuring event in January 2024. The increase in general and administrative expenses was also attributable to a $10.3 million increase in professional fees, including contractors to support our staff levels and professional service fees to support our corporate strategic initiatives; a $2.6 million increase in computer software expenses; and a $1.8 million increase in travel-related costs. The increases in general and administrative expenses were partially offset by a $7.1 million decrease in bad debt expenses primarily relating to the receivables from our materials financing business, which we ceased originations under in the fourth quarter of 2023. We increased our general and administrative headcount by 2% since December 31, 2023 in order to continue to support the efficiency of other departments and the growth of our business.

Interest Income, Interest Expense, Accretion Income, Net, Other Expense, Net, and Provision for Income Taxes

	Year Ended December 31,		Change	
	2024	**2023**	**Dollar**	**Percent**
	(dollars in thousands)			
Interest income	$23,694	$19,779	$3,915	20%
Interest expense	1,899	1,957	(58)	(3%)
Accretion income, net	13,583	9,794	3,789	39%
Other expense, net	3,136	360	2,776	*
Provision for income taxes	1,775	1,273	502	39%

* *Percentage not meaningful*

During 2024, our interest income increased by $3.9 million due to an increase in the balances of our money market funds, cash savings accounts, and marketable securities; accretion income, net increased by $3.8 million due to an increase in the balances of our marketable securities; and other expense, net increased due to foreign currency losses.

Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures, as described below, are useful in evaluating our operating performance. We use this non-GAAP financial information, collectively, to evaluate our ongoing operations as well as for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, and may assist in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.

The non-GAAP financial information is presented for supplemental informational purposes only. Non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP. There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP, non-GAAP financial measures may be different from similarly-titled non-GAAP measures used by other companies since other companies may calculate such non-GAAP financial measures differently, and non-GAAP financial measures exclude expenses that may have a material impact on our reported financial results. Unlike stock-based compensation expense, employer payroll tax related to employee stock transactions is a cash expense that we will continue to incur in the future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures. Investors should not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Expenses, Non-GAAP Income (Loss) from Operations, and Non-GAAP Operating Margin

We define these non-GAAP financial measures as the respective GAAP measures, excluding stock-based compensation expense, amortization of acquired intangible assets, employer payroll tax related to employee stock transactions, and acquisition-related expenses. Non-GAAP gross margin is the ratio calculated by dividing non-GAAP gross profit by total revenue. Non-GAAP operating margin is the ratio calculated by dividing non-GAAP income from operations by total revenue.

Stock-based compensation expense includes the net effects of capitalization and amortization of stock-based compensation expense related to capitalized software and cloud-computing arrangement implementation costs. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company's non-cash expenses, we believe that providing non-GAAP financial measures that exclude stock-based compensation expense allows for meaningful comparisons between our operating results from period to period. The expense related to amortization of acquired intangible assets is a non-cash expense is and dependent upon estimates and assumptions, which can vary significantly and are unique to each asset acquired; therefore, we believe that non-GAAP measures that adjust for the amortization of acquired intangible assets provide investors a consistent basis for comparison across accounting periods. The amount of employer payroll tax-related items on employee stock transactions is dependent on restricted stock unit ("RSU") settlements, option exercises, related stock price, and other factors that are beyond our control and that do not correlate to the operation of our business. When evaluating the performance of our business and making operating plans, we do not consider these items (for example, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution than the accounting charges associated with such grants). Since the amount of employer payroll tax-related items on employee stock transactions is highly variable due to factors outside our control, and unrelated to our core operations, operating results, revenue-generating activities, business strategy, industry, or regulatory environment, management does not consider employer payroll tax on employee stock transactions in the evaluation of the business or in making operating plans. Accordingly, we believe this adjustment in arriving at our non-GAAP measures provides investors with a better understanding of the performance of our core business in a manner that is consistent with management's view of the business. Acquisition-related expenses include external and incremental transaction costs, such as legal and due diligence costs, and retention payments. These expenses are unpredictable and generally would not have otherwise been incurred in the periods presented as part of our continuing operations. In addition, the size and complexity of an acquisition, which often drives the magnitude of acquisition-related expenses, may not be indicative of such future costs. We believe excluding acquisition-related expenses facilitates the comparison of our financial results to our historical operating results and to other companies in our industry. Overall, we believe it is useful to exclude these expenses in order to better understand the long-term performance of our core business and to facilitate comparison of our results period-over-period and to those of peer companies.

The following tables present reconciliations of our GAAP financial measures to our non-GAAP financial measures for the periods presented:

Reconciliation of gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Revenue	$1,151,708	$950,010	$720,203
Gross profit	946,096	775,548	571,787
Stock-based compensation expense	15,478	11,491	7,253
Amortization of acquired technology intangible assets	25,437	22,396	22,428
Employer payroll tax on employee stock transactions	612	540	308
Non-GAAP gross profit	$ 987,623	$809,975	$601,776
Gross margin	82%	82%	79%
Non-GAAP gross margin	86%	85%	84%

Reconciliation of operating expenses to non-GAAP operating expenses:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Revenue	$1,151,708	$950,010	$720,203
GAAP sales and marketing	552,019	494,908	424,976
Stock-based compensation expense	(58,058)	(55,162)	(53,397)
Amortization of acquired intangible assets	(12,700)	(12,425)	(12,425)
Employer payroll tax on employee stock transactions	(3,227)	(2,766)	(1,955)
Acquisition-related expenses	(1,448)	(2,483)	(1,725)
Non-GAAP sales and marketing	$ 476,586	$422,072	$355,474
GAAP sales and marketing as a percentage of revenue	48%	52%	59%
Non-GAAP sales and marketing as a percentage of revenue	41%	44%	49%
GAAP research and development	$ 312,987	$300,571	$270,982
Stock-based compensation expense	(67,961)	(68,275)	(63,262)
Amortization of acquired intangible assets	(2,657)	(2,757)	(3,528)
Employer payroll tax on employee stock transactions	(3,535)	(3,217)	(2,474)
Acquisition-related expenses	(32)	(6,370)	(5,549)
Non-GAAP research and development	$ 238,802	$219,952	$196,169
GAAP research and development as a percentage of revenue	27%	32%	38%
Non-GAAP research and development as a percentage of revenue	21%	23%	27%
GAAP general and administrative	$ 217,513	$195,746	$166,283
Stock-based compensation expense	(53,336)	(44,406)	(38,974)
Employer payroll tax on employee stock transactions	(2,086)	(1,910)	(1,202)
Acquisition-related expenses	(808)	(35)	(2,128)
Non-GAAP general and administrative	$ 161,283	$149,395	$123,979
GAAP general and administrative as a percentage of revenue	19%	21%	23%
Non-GAAP general and administrative as a percentage of revenue	14%	16%	17%

Reconciliation of loss from operations and operating margin to non-GAAP income (loss) from operations and non-GAAP operating margin:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Revenue	$1,151,708	$ 950,010	$ 720,203
Loss from operations	(136,423)	(215,677)	(290,454)
Stock-based compensation expense	194,833	179,334	162,886
Amortization of acquired intangible assets	40,794	37,578	38,381
Employer payroll tax on employee stock transactions	9,460	8,433	5,939
Acquisition-related expenses	2,288	8,888	9,402
Non-GAAP income (loss) from operations	$ 110,952	$ 18,556	$ (73,846)
Operating margin	(12%)	(23%)	(40%)
Non-GAAP operating margin	10%	2%	(10%)

Liquidity and Capital Resources

As of December 31, 2024, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $821.4 million, which were held in money market funds, U.S. treasury securities, corporate notes and obligations, commercial paper, checking accounts, and savings accounts. Our investments in marketable securities are exposed to interest rate risk; however, due to the short-term nature of our investments, we do not anticipate being exposed to material risks due to changes in interest rates.

As of December 31, 2024, we had outstanding letters of credit on an unsecured basis totaling approximately $4.3 million to secure various leased office facilities in the U.S. and Australia.

Our cash sources primarily consist of cash generated from sales to our customers, maturities of our marketable securities, proceeds from employees through stock option exercises and our employee stock purchase plan ("ESPP"), and interest income on our marketable securities, money market funds, and savings account balances.

Our cash requirements are primarily for operating expenses, which include personnel-related costs, purchase obligations primarily for hosting and software license and other services, lease obligations, and capital expenditures for our employees and offices. We also fund investments which help drive our strategic business growth through acquisitions and investments in equity securities and limited partnership funds. In February 2025, we began using cash to fund withholding taxes due upon the vesting of employee RSUs by net share settlement, rather than our previous approach of selling shares of our common stock issued to employees to cover applicable withholding taxes.

In the next 12 months, we have net contractual tenant improvement reimbursements benefit from operating leases of $3.2 million, and net contractual commitments consisting of finance lease obligations of $4.0 million and non-cancelable purchase commitments of $28.7 million, as disclosed in Note 6 and Note 11 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. In February 2025, the Company modified its office leases in Austin, Texas to expand the leased premises and extend the lease terms, which resulted in an $9.2 million net contractual tenant improvement reimbursements benefit in the next 12 months. We believe our existing cash, cash equivalents, and marketable securities will be sufficient to meet our needs for at least the next 12 months. While we have generated positive cash flows from operations in recent years, we have continued to generate losses from operations, as reflected in our accumulated deficit of $1.2 billion as of December 31, 2024. We may not achieve profitability in the foreseeable future and may require additional capital resources to execute strategic initiatives to grow our business.

This assessment is a forward-looking statement and involves risks and uncertainties. Beyond the next 12 months, we have net contractual commitments that we are reasonably likely to incur consisting of operating lease obligations of $57.8 million, finance lease obligations of $52.4 million, and non-cancelable purchase commitments of $23.1 million, as disclosed in Note 6 and Note 11 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The amendment to the office leases in Austin, Texas in February 2025 resulted in an additional $31.2 million operating lease obligation, net of tenant improvement reimbursement, beyond the next 12 months. Our additional future capital requirements will depend on many factors, including our revenue growth rate, new customer acquisition and subscription renewal activity, timing of billing activities, our ability to integrate the companies or technologies we acquire and realize strategic and financial benefits from our investments and acquisitions, other strategic transactions or investments we may enter into, the volume and timing of any stock repurchases under our stock repurchase program, the timing and extent of spending to support further sales and marketing and research and development efforts, general and administrative expenses to support our growth (including international expansion), and inflation. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing to fund these activities. If we are unable to raise additional capital when desired, or on acceptable terms, our business, results of operations, and financial condition could be materially adversely affected.

Further, as of December 31, 2024, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Net cash provided by operating activities	$ 196,172	$ 92,015	$ 12,608
Net cash used in investing activities	(150,109)	(76,061)	(340,476)
Net cash provided by financing activities	36,236	41,165	38,652

Operating Activities
Our largest source of cash from operating activities is collections from the sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting and software license expenses, and overhead.

Net cash provided by operating activities was $196.2 million in 2024 which resulted from a net loss of $106.0 million, adjusted for non-cash charges of $277.9 million and a net cash inflow of $24.2 million from changes in operating expenses and liabilities. The $24.2 million of net cash inflows provided as a result of changes in our operating assets and liabilities primarily reflected the following:

+ a $79.1 million increase in deferred revenue primarily due to the growth of our business and timing of billings; and

+ a $19.7 million increase in accounts payable primarily due to timing of cash payments to our vendors.

These changes in our operating assets and liabilities were partially offset by the following:

+ a $39.5 million increase in accounts receivable primarily due to the growth of our business and timing of billings and cash receipts from customers;

+ a $15.5 million decrease in accrued expenses and other liabilities primarily due to the size and timing of bonus accruals, payroll accruals, and cash payments to our vendors;

+ a $9.0 million increase in deferred contract cost assets related to commissions as a result of additional customer contracts closed during the period;

+ a $7.3 million decrease in operating lease liabilities related to lease payments; and

+ a $3.3 million increase in prepaid expenses and other current assets primarily due to timing of cash payments to our vendors.

Net cash provided by operating activities was $92.0 million in 2023, which resulted from a net loss of $189.7 million, adjusted for non-cash charges of $258.3 million and a net cash inflow of $23.4 million from changes in operating assets and liabilities. The $23.4 million of net cash inflows provided as a result of changes in our operating assets and liabilities primarily reflected the following:

+ a $106.6 million increase in deferred revenue primarily due to the growth of our business and timing of billings; and

+ a $4.8 million increase in accrued expenses and other liabilities primarily due to personnel-related expenses and timing of cash payments to our vendors.

These changes in our operating assets and liabilities were partially offset by the following:

+ a $57.5 million increase in accounts receivable primarily due to timing of billings and cash receipts from customers from the growth of our business;

+ a $13.8 million decrease in operating lease liabilities related to lease payments;

+ a $9.3 million increase in deferred contract cost assets related to commissions as a result of additional customer contracts closed during the period; and

+ a $6.4 million increase in prepaid expenses and other assets primarily due to timing of cash payments to our vendors.

Investing Activities

Net cash used in investing activities of $150.1 million in 2024 consisted of cash outflows for purchases of marketable securities of $491.5 million, capitalized software development costs of $49.5 million, business combinations of $25.9 million, purchases of property and equipment of $19.1 million, asset acquisitions of $3.8 million, and purchases of strategic investments of $2.4 million. Such outflows were partially offset by $440.5 million in maturities of marketable securities and $1.6 million of customer repayments for materials financing.

Net cash used in investing activities of $76.1 million in 2023 consisted of purchases of marketable securities of $402.4 million, capitalized software development costs of $34.7 million, originations for materials financing of $24.0 million, purchases of property and equipment of $10.3 million, and asset acquisitions of $7.8 million. Such outflows were partially offset by $372.2 million of maturities of marketable securities, $26.2 million of customer repayments for materials financing, and $5.5 million in sales of marketable securities.

Financing Activities

Net cash provided by financing activities of $36.2 million in 2024 consisted of $24.1 million in proceeds from employee purchases under the ESPP and $15.7 million in proceeds from stock option exercises, partially offset by $2.0 million in payments on our finance lease obligations and $1.5 million in deferred business combination consideration.

Net cash provided by financing activities was $41.2 million in 2023, which primarily consisted of $25.4 million in proceeds from our ESPP and $17.6 million in proceeds from stock option exercises, partially offset by $1.8 million in payments on our finance lease obligations.

Capital Allocation Strategy

We have a balanced approach to capital allocation based on the following priorities: driving organic and efficient revenue growth; investing in accretive mergers and acquisitions; and returning capital to stockholders through regular evaluation of share repurchases, as appropriate.

Stock Repurchase Program

On October 29, 2024, our Board authorized a stock repurchase program to repurchase up to $300.0 million of our outstanding common stock. We intend to opportunistically repurchase shares of our common stock from time to time through the open market (including via pre-set trading plans), or other transactions in accordance with applicable securities laws, in each case, subject to market conditions, applicable legal requirements, and other relevant factors. The timing of stock repurchases and the actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and will be subject to the discretion of our management within its authorization. The stock repurchase program will be funded using our working capital. The stock repurchase program does not obligate us to acquire any particular number of shares of our common stock, or any shares at all. The stock repurchase program expires on October 29, 2025, and may be suspended or discontinued at any time at our discretion and without notice. We did not repurchase any shares under our authorized stock repurchase program during the year ended December 31, 2024.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our audited consolidated financial statements are described below.

Revenue Recognition

We recognize revenue when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services.

We determine revenue recognition through the following steps:

+ identification of the contract, or contracts, with the customer;
+ identification of the performance obligations in the contract;
+ determination of the transaction price;
+ allocation of the transaction price to the performance obligations in the contract; and
+ recognition of the revenue when, or as, we satisfy a performance obligation.

We execute a signed contract with the customer that specifies the services to be provided, the payment amounts and terms, and the period of service, among other terms. The transaction price is determined by the stated fixed fees in the contract, excluding any sales related taxes.

Our subscriptions often include promises to transfer multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. Our subscriptions include access to our products and customer support over the subscription period. Access to the products and customer support represents a series of distinct services as we fulfill our obligation to the customer and the customer receives and consumes the benefits of the products and support over the subscription term. The series of distinct services represents a single performance obligation.

We recognize revenue ratably over the term of the subscription beginning on the date that service is made available to the customer.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of RSUs, performance-based restricted stock units ("PSUs"), and restricted stock awards is based on the estimated fair value of our common stock on the grant date. The fair value of each option award and ESPP purchase right is estimated on the grant date using the Black-Scholes option pricing model. The primary input in determining the fair value of the stock-based awards is the value of our common stock. The determination of the grant date fair value using the Black-Scholes option-pricing model is affected by volatility, expected term, dividend yield, and risk-free rate. These assumptions represent management's best estimates and if different assumptions had been used, our stock-based compensation expense could have been materially different.

For awards that vest solely based on continued service, the grant date fair value is recognized as compensation expense on a straight-line basis over the requisite service period of the awards, which is generally four years. For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until that condition is probable of being met. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

In 2022, we began granting PSUs to certain employees, which vest based on the achievement of certain operating performance targets. Such awards also require the employees' continued service through the date the related shares vest. We recognize compensation expense for such awards on a graded vesting basis, through the expected vest date, beginning in the period in which it becomes probable that the performance target will be achieved. Management reassesses the probability of achievement for such awards each reporting period. The portion of expense recognized in any period may fluctuate depending on changing estimates of the achievement of the performance conditions.

Business Combinations

We account for business combinations using the acquisition method of accounting. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Accounting for business combinations requires us to make estimates primarily relating to the valuation of intangible assets. Intangible assets consist primarily of acquired developed technology and acquired customer relationships. Valuations of acquired intangible assets require us to make judgments about the selection of valuation methodologies and also significant estimates and assumptions, including, but not limited to, (1) the estimated level of effort and related costs of reproducing or replacing the assets acquired, (2) future expected cash flows from using the acquired customer relationships and technology, including future expected revenue, the rate of customer non-renewals of subscriptions, and operating expenses to deliver such expected revenue, (3) discount rates, (4) estimated royalty rate specifically used to value the acquired technology, and (5) selection of comparable companies. Fair value estimates are based on the assumptions management believes a market participant would use in valuing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Recent Accounting Pronouncements

See "Summary of Significant Accounting Policies" in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue is denominated in U.S. Dollars, with the remainder denominated in Australian Dollars, Canadian Dollars, Great British Pounds, Euros, Singapore Dollars, and UAE Dirham. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S., Australia, Canada, England, Egypt, Singapore, France, Ireland, Czech Republic, Costa Rica, India, and the UAE. Our results of current and future operations and cash flows are, therefore, subject to the risk of fluctuations in foreign currency exchange rates. This exposure is the result of selling in multiple currencies and payment of personnel-related expenses and other operating expenses in countries where the functional currency is the local currency. Changes in foreign currency exchange rates could have an adverse impact on our financial results and cash flow. These exposures may change over time as business practices evolve and economic conditions change. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We had cash, cash equivalents, and marketable securities of $821.4 million as of December 31, 2024. Cash, cash equivalents, and marketable securities consist of money market funds, U.S. treasury securities, corporate notes and obligations, commercial paper, checking accounts, and savings accounts. The cash and cash equivalents are held for working capital and general corporate purposes. Interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. As of December 31, 2024, a hypothetical 100 basis points increase or decrease in interest rates would not have a material impact on the fair market value of our portfolio. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Inflation Risk

Inflation can have a positive impact on our pricing since increased construction costs may increase construction volume purchased by customers. However, supply chain challenges and labor shortages can result in delayed construction project starts, which may negatively impact construction volume purchased. Inflation can also result in higher personnel-related costs. We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Procore Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Procore Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail,

accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's consolidated revenue was $1,151.7 million for the year ended December 31, 2024. The Company generates substantially all of its revenue from subscriptions for access to its software products and related support. Access to software products and support represents a series of distinct services as the Company fulfills its obligation to the customer and the customer receives and consumes the benefits of the software products and support over the subscription term. The series of distinct services represents a single performance obligation. The transaction price is determined by the stated fixed fees in the contract and revenue is recognized ratably over the term of the subscription agreement.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to revenue recognized.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the revenue recognition process, including controls over the revenue recognized. These procedures also included, among others (i) evaluating the revenue recognized on a test basis by (a) obtaining and inspecting source documents, such as contracts with customers and (b) recalculating revenue recognized based on the terms of the related contract, and (ii) evaluating occurrence and accuracy of revenue on a test basis, by examining valid contracts and other supporting documents, as applicable.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 26, 2025

We have served as the Company's auditor since 2015.

Procore Technologies, Inc.
Consolidated Balance Sheets

(in thousands, except number of shares and par value)	December 31, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 437,722	$ 357,790
Marketable securities (amortized cost of $337,253 and $320,166 at December 31, 2024 and 2023, respectively)	337,673	320,161
Accounts receivable, net of allowance for credit losses of $6,109 and $4,791 at December 31, 2024 and 2023, respectively	246,472	206,644
Contract cost asset, current	33,922	28,718
Prepaid expenses and other current assets	44,090	42,421
Total current assets	1,099,879	955,734
Marketable securities, non-current (amortized cost of $46,042 and $0 at December 31, 2024 and 2023, respectively)	46,042	—
Capitalized software development costs, net	112,321	83,045
Property and equipment, net	43,592	36,258
Right of use assets - finance leases	31,727	34,375
Right of use assets - operating leases	28,790	44,141
Contract cost asset, non-current	47,505	44,564
Intangible assets, net	120,946	137,546
Goodwill	549,651	539,354
Other assets	20,918	18,551
Total assets	$ 2,101,371	$ 1,893,568
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 33,146	$ 13,177
Accrued expenses	88,740	100,075
Deferred revenue, current	584,719	501,903
Other current liabilities	21,427	27,275
Total current liabilities	728,032	642,430
Deferred revenue, non-current	5,815	7,692
Finance lease liabilities, non-current	41,352	43,581
Operating lease liabilities, non-current	32,697	37,923
Other liabilities, non-current	5,122	6,332
Total liabilities	813,018	737,958
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock, $0.0001 par value, 100,000,000 shares authorized at December 31, 2024 and 2023; 0 shares issued and outstanding at December 31, 2024 and 2023.	—	—
Common stock, $0.0001 par value, 1,000,000,000 shares authorized at December 31, 2024 and 2023; 149,853,135 and 144,806,464 shares issued and outstanding at December 31, 2024 and 2023, respectively.	15	15
Additional paid-in capital	2,535,868	2,295,807
Accumulated other comprehensive loss	(2,737)	(1,375)
Accumulated deficit	(1,244,793)	(1,138,837)
Total stockholders' equity	1,288,353	1,155,610
Total liabilities and stockholders' equity	$ 2,101,371	$ 1,893,568

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.
Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,		
(in thousands, except share and per share amounts)	**2024**	**2023**	**2022**
Revenue	$ 1,151,708	$ 950,010	$ 720,203
Cost of revenue	205,612	174,462	148,416
Gross profit	946,096	775,548	571,787
Operating expenses			
Sales and marketing	552,019	494,908	424,976
Research and development	312,987	300,571	270,982
General and administrative	217,513	195,746	166,283
Total operating expenses	1,082,519	991,225	862,241
Loss from operations	(136,423)	(215,677)	(290,454)
Interest income	23,694	19,779	5,826
Interest expense	(1,899)	(1,957)	(2,135)
Accretion income, net	13,583	9,794	2,035
Other expense, net	(3,136)	(360)	(1,737)
Loss before provision for income taxes	(104,181)	(188,421)	(286,465)
Provision for income taxes	1,775	1,273	466
Net loss	$ (105,956)	$ (189,694)	$ (286,931)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.72)	$ (1.34)	$ (2.10)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	147,444,772	141,961,467	136,525,728
Other comprehensive (loss) income			
Foreign currency translation adjustment, net of tax	$ (1,787)	$ 437	$ (1,355)
Unrealized income (loss) on available-for-sale debt and marketable securities, net of tax	425	504	(378)
Total other comprehensive (loss) income	(1,362)	941	(1,733)
Comprehensive loss	$ (107,318)	$ (188,753)	$ (288,664)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2021	134,046,926	$13	$1,852,071	$ (583)	$ (662,212)	$1,189,289
Exercise of stock options	1,716,286	—	22,317	—	—	22,317
Stock-based compensation	—	—	171,704	—	—	171,704
Issuance of common stock upon settlement of restricted stock units	2,845,174	1	—	—	—	1
Issuance of common stock for employee stock purchase plan	551,753	—	22,133	—	—	22,133
Adjustment of holdback shares released for business combination	(605)	—	—	—	—	—
Other comprehensive loss	—	—	—	(1,733)	—	(1,733)
Net loss	—	—	—	—	(286,931)	(286,931)
Balance as of December 31, 2022	139,159,534	$14	$2,068,225	$(2,316)	$ (949,143)	$1,116,780
Exercise of stock options	1,371,834	—	17,630	—	—	17,630
Stock-based compensation	—	—	184,552	—	—	184,552
Issuance of common stock upon settlement of restricted stock units	3,699,168	1	—	—	—	1
Issuance of common stock for employee stock purchase plan	575,928	—	25,400	—	—	25,400
Other comprehensive income	—	—	—	941	—	941
Net loss	—	—	—	—	(189,694)	(189,694)
Balance as of December 31, 2023	144,806,464	$15	$2,295,807	$(1,375)	$(1,138,837)	$1,155,610
Exercise of stock options	1,187,141	—	15,773	—	—	15,773
Stock-based compensation	—	—	200,219	—	—	200,219
Issuance of common stock upon settlement of restricted stock units	3,393,832	—	—	—	—	—
Issuance of common stock for employee stock purchase plan	465,698	—	24,069	—	—	24,069
Other comprehensive loss	—	—	—	(1,362)	—	(1,362)
Net loss	—	—	—	—	(105,956)	(105,956)
Balance as of December 31, 2024	149,853,135	$15	$2,535,868	$(2,737)	$(1,244,793)	$1,288,353

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Operating activities			
Net loss	$(105,956)	$(189,694)	$(286,931)
Adjustments to reconcile net loss to net cash provided by operating activities			
Stock-based compensation	186,880	174,835	162,886
Depreciation and amortization	89,753	71,633	63,039
Accretion of discounts on marketable debt securities, net	(12,830)	(9,790)	(2,009)
Abandonment of long-lived assets	1,428	1,488	1,344
Noncash operating lease expense	11,102	13,092	10,170
Unrealized foreign currency loss (gain), net	2,304	(524)	(351)
Deferred income taxes	(881)	(769)	(283)
Provision for credit losses	591	8,052	2,584
(Increase) decrease in fair value of strategic investments	(454)	287	483
Changes in operating assets and liabilities, net of effect of asset acquisitions and business combinations			
Accounts receivable	(39,501)	(57,492)	(35,817)
Deferred contract cost assets	(8,993)	(9,306)	(21,974)
Prepaid expenses and other assets	(3,318)	(6,368)	(3,754)
Accounts payable	19,729	(938)	459
Accrued expenses and other liabilities	(15,501)	4,759	34,623
Deferred revenue	79,091	106,590	97,029
Operating lease liabilities	(7,272)	(13,840)	(8,890)
Net cash provided by operating activities	196,172	92,015	12,608
Investing activities			
Purchases of property and equipment	(19,143)	(10,325)	(15,782)
Capitalized software development costs	(49,529)	(34,685)	(33,648)
Purchases of strategic investments	(2,367)	(764)	(3,959)
Purchases of marketable securities	(491,475)	(402,424)	(369,206)
Maturities of marketable securities	440,537	372,240	85,632
Sales of marketable securities	—	5,452	—
Originations of materials financing	—	(23,972)	(23,489)
Customer repayments of materials financing	1,605	26,242	18,685
Asset acquisitions, net of cash acquired	(3,792)	(7,825)	—
Acquisition of businesses, net of cash acquired	(25,945)	—	—
Settlement of post-close working capital adjustments from business combinations	—	—	1,291
Net cash used in investing activities	$(150,109)	$ (76,061)	$(340,476)
Financing activities			
Proceeds from stock option exercises	15,737	17,618	22,364
Proceeds from employee stock purchase plan	24,069	25,400	22,133
Payments of deferred offering costs	—	—	(270)
Payment of deferred business combination consideration	(1,470)	—	(3,870)
Payment of deferred asset acquisition consideration	(81)	—	—
Principal payments under finance lease agreements, net of proceeds from lease incentives	(2,019)	(1,853)	(1,705)
Net cash provided by financing activities	36,236	41,165	38,652
Net increase (decrease) in cash, cash equivalents and restricted cash	82,299	57,119	(289,216)
Effect of exchange rate changes on cash	(2,367)	855	(180)
Cash, cash equivalents and restricted cash, beginning of period	357,790	299,816	589,212
Cash, cash equivalents and restricted cash, end of period	$ 437,722	$ 357,790	$ 299,816

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets			
Cash and cash equivalents at end of period	$437,722	$357,790	$296,712
Restricted cash, non-current at end of period included in other assets	—	—	3,104
Total cash, cash equivalents and restricted cash at end of period shown in the consolidated statements of cash flows	$437,722	$357,790	$299,816
Supplemental disclosure of cash flow information			
Cash paid for interest other than finance leases	$ 25	$ 4	$ 94
Cash paid for income taxes, net of refunds received	2,674	859	700
Stock-based compensation capitalized for cloud-computing arrangement costs	104	296	256
Cash received for lease incentives	2,620	789	2,024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from finance leases	1,874	1,953	2,017
Operating cash flows from operating leases	11,871	15,971	12,092
Financing cash flows from finance leases	2,221	2,054	1,906
Noncash investing and financing activities			
Purchases of property and equipment included in accounts payable and accrued expenses at year end	1,638	754	1,472
Capitalized software development costs included in accounts payable and accrued expenses at year end	3,775	1,905	1,645
Deferred asset acquisition payment included in other current liabilities and other non-current liabilities at year end	1,400	1,405	—
Stock-based compensation capitalized for software development	13,235	9,421	8,562
Conversion of available-for-sale debt securities into equity securities	350	—	3,680
Right of use assets obtained in exchange for operating lease liabilities	(3,875)	15,385	10,198
Noncash net change due to operating lease remeasurement	(89)	(115)	(1,642)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of business

Procore Technologies, Inc. (together with its subsidiaries, "Procore" or the "Company") provides a cloud-based construction management platform and related products and services that allow the construction industry's key stakeholders, such as owners, general contractors, and specialty contractors, to collaborate on construction projects.

The Company was incorporated in California in 2002 and re-incorporated in Delaware in 2014. The Company is headquartered in Carpinteria, California, and has operations globally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the financial statements of Procore Technologies, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Certain balances have been reclassified to conform to current year presentation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates its estimates and assumptions for continued reasonableness, primarily with respect to revenue recognition, the period of benefit of contract cost assets, the fair value of assets acquired and liabilities assumed in a business combination or asset acquisition, stock-based compensation expense, the recoverability of goodwill and long-lived assets, useful lives of long-lived assets, capitalization of software development costs, income taxes, including related reserves and allowances, provision for credit losses, incremental borrowing rates and estimation of lease terms applied in lease accounting, and self-insurance reserve estimates. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable. Actual results could differ from the Company's estimates.

Segments

The Company operates as a single operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"), in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer ("CEO"). In recent years, the Company has completed a number of acquisitions which have allowed it to expand its platform capabilities and related products and services.

The Company generates substantially all of its revenue from subscriptions for access to its software products and related support. While the Company provides different products and services, including as a result of its acquisitions, its business operates as one operating segment because its CODM evaluates the Company's revenue, expenses and assets as reported on the consolidated income statement and balance sheet for purposes of assessing financial performance and allocating resources on a consolidated basis. The CODM uses consolidated revenue, expenses, and assets in deciding whether to invest into various parts of the Company, such as managing budget and acquisitions.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash, investments in marketable securities, accounts receivable, and materials financing receivables.

The Company maintains its cash, cash equivalents, and restricted cash balances with major financial institutions that may at times exceed federally insured limits. However, the Company believes that these financial institutions are financially sound with minimal credit risk. During the years ended December 31, 2024 and 2023, there were no credit losses recorded on cash, cash equivalents, or restricted cash.

Investments in marketable securities consist primarily of investment-grade securities and the Company's investment policy limits the amount of credit exposure to any individual issuer. The Company periodically assesses its portfolio of marketable securities for impairment due to credit losses. The Company evaluates each investment in an unrealized loss position to determine if any portion of the unrealized loss is related to credit losses. In determining whether a credit loss may exist, the Company considers the extent of the unrealized loss position, any adverse conditions specifically related to the security or the issuer's operating environment, the pay structure of the security, the issuer's payment history, and any changes in the issuer's credit rating. Unrealized losses on marketable securities due to expected credit losses are recognized in other expense, net in the accompanying consolidated statements of operations and comprehensive loss. During the years ended December 31, 2024 and 2023, there were no credit losses recorded on marketable securities.

Accounts receivable are recorded at the invoiced amounts, do not require collateral or bear interest, and mainly result from subscriptions to access the Company's software products. The Company regularly assesses the need for allowances for expected losses from these accounts receivable. Each reporting period, the Company evaluates the collectability of its accounts receivable based on a number of factors such as the age of the receivables, credit quality, historical experience, and current and future economic conditions that may affect a customer's ability to pay. As of December 31, 2024 and 2023, the Company's allowance for expected credit losses was $6.1 million and $4.8 million, respectively. No customer represented 10% or more of the consolidated accounts receivable balance as of December 31, 2024 and 2023. No single customer accounted for 10% or more of total revenue for the years ended December 31, 2024, 2023, and 2022.

The Company also had receivables related to its materials financing program that financed customers' purchases of construction materials on deferred payment terms. The related allowance recorded on the Company's materials financing receivables was primarily based on expectations of credit losses based on a number of factors, such as the age of the receivables, historical loss data, and macroeconomic conditions that may affect a customer's ability to pay. The Company ceased originations under its materials financing program in October 2023.

Cash, cash equivalents, and restricted cash

The Company classifies all investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date of purchase as cash equivalents, which are carried at fair value. Cash includes cash held in checking and savings accounts. As of December 31, 2024 and 2023, cash equivalents comprised money market funds that were recorded at fair value which approximates amortized cost.

From time to time, the Company may post cash collateral to satisfy certain contractual arrangements that arise in the normal course of business and that is contractually restricted as to use. The Company held no restricted cash as of December 31, 2024 or 2023.

Marketable securities

Investments with stated maturities of greater than three months are classified as marketable securities, which consist of United States ("U.S.") treasury securities, commercial paper, corporate notes and obligations, and time deposits. All marketable securities held as of December 31, 2024 and 2023 are classified as available-for-sale debt securities, which are recorded at fair value. The Company's marketable securities are classified as either short-term or long-term in the accompanying consolidated balance sheets based on the security's contractual maturity at the balance sheet date. The Company re-evaluates such classification at each balance sheet date.

Any unrealized gains and losses, net of tax, that are not due to expected credit losses are included in accumulated other comprehensive loss, a component of stockholders' equity in the accompanying consolidated financial statements. Interest recorded on marketable securities is recorded in interest income, with accretion of discounts, net of amortization of premiums, recorded in accretion income, net, on the accompanying consolidated statements of operations and comprehensive loss. Refer to Note 3 for further details on the Company's marketable securities portfolio.

Foreign currency transactions and translation
The functional currency of the Company's foreign subsidiaries in Australia, Canada, and England is the local currency of such countries, and the functional currency of the Company's subsidiaries in Mexico, Egypt, Singapore, United Arab Emirates, France, Ireland, Germany, India, Czech Republic, and Costa Rica is U.S. Dollars. For foreign subsidiaries where the functional currency is the local currency of such countries, assets and liabilities are translated into U.S. Dollars at exchange rates in effect at the balance sheet date, stockholders' equity is translated at the applicable historical exchange rate, and revenue and expenses are translated using the average exchange rates during the period. The effect of exchange rate changes resulting from the translation of the foreign subsidiary financial statements is accounted for as a component of accumulated other comprehensive loss.

In addition, the Company incurs foreign currency transaction gains and losses, including those related to intercompany agreements among the Company and its subsidiaries, which are recorded in other expense, net in the accompanying consolidated statements of operations and comprehensive loss. Foreign currency gains and losses were not material for the years ended December 31, 2024, 2023, and 2022.

Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is computed on a straight-line basis over the estimated lives of the assets as follows:

Asset Classification	Estimated Useful Life
Leasehold improvements	Lesser of 15 years or lease term
Building improvements	Lesser of 20 years or lease term
Furniture and fixtures	5 years
Computers and equipment	3 years
Purchased software	Contractual term

Leases
The Company determines an arrangement is a lease at inception if it is both able to identify an asset and conclude it has the right to control the identified asset. Leases are classified as finance or operating based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is comprised of amortization of the right of use ("ROU") asset and interest expense recognized based on an effective interest method for finance leases, or as a single lease cost recognized on a straight-line basis over the term of the lease for operating leases. Leases are included in ROU assets, other current liabilities, and long-term finance and operating lease liabilities within the accompanying consolidated balance sheets. Leases with expected terms of 12 months or less are not recorded on the accompanying consolidated balance sheets. Certain leases contain provisions that allow the Company to be reimbursed by the landlord for specified tenant improvements that are subject to final approval prior to being paid. The Company estimates the likelihood that it will incur and be reimbursed for such costs at the commencement of the lease and reduce the ROU liability for the discounted future cash receipt, with a corresponding offset to the ROU asset.

ROU assets represent the Company's right to control an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the expected lease term. The Company's leases do not provide an implicit rate, therefore the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the discount rate used to calculate the present value of minimum lease payments. The incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan over a similar term. The Company's leases do not include any residual value guarantees, bargain purchase options, or asset retirement obligations.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. The Company's agreements may contain variable lease payments. The Company includes variable lease payments that depend on an index or a rate in the calculation of the ROU lease liabilities and exclude those which depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Self-insurance reserves
The Company has elected to partially self-fund its health insurance plan. To reduce its risk related to high-dollar claims, the Company maintains individual stop-loss insurance. The Company estimates its exposure for claims incurred at the end of each reporting period, including claims not yet reported, with the assistance of an independent third-party actuary. As of December 31, 2024 and 2023, the Company's self-insurance accrual was $2.7 million and $3.3 million, respectively, included within other current liabilities on the accompanying consolidated balance sheets.

Strategic investments

Investments in equity securities
The Company holds investments in equity securities of certain privately held companies, which do not have readily determinable fair values. The Company does not have a controlling interest or significant influence in these companies. The Company has elected to measure the non-marketable equity securities at cost, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer, or in the event of any impairment. This election is reassessed each reporting period to determine whether a non-marketable equity security has a readily determinable fair value, in which case the security would no longer be eligible for this election. All gains and losses on such equity securities, realized and unrealized, are recorded in other expense, net on the accompanying consolidated statements of operations and comprehensive loss. The Company evaluates its non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. If an impairment exists, a loss is recognized in the accompanying consolidated statements of operations and comprehensive loss for the amount by which the carrying value exceeds the fair value of the investment.

Investments in limited partnership funds
The Company also holds investments in certain limited partnership funds. The Company does not hold a controlling interest or significant influence in these limited partnerships. The fair value of such investments is valued using the Net Asset Value ("NAV") provided by the fund administrator as a practical expedient.

Available-for-sale debt securities
The Company may hold investments in debt securities of privately held companies, which are classified as available-for-sale debt securities. Such available-for-sale debt securities are recorded at fair value with changes in fair value recorded in other comprehensive income or loss. The Company periodically reviews its available-for-sale debt securities to determine if there has been an other-than-temporary decline in fair value. If the impairment is deemed other-than-temporary, the portion of the impairment related to credit losses is recognized in other expense, net in the accompanying consolidated statements of operations and comprehensive loss, and the portion related to non-credit related losses is recognized as a component of comprehensive loss.

Business combinations
The Company assesses whether an acquisition is a business combination or an asset acquisition. If substantially all of the gross assets acquired are concentrated in a single asset or group of similar assets, then the acquisition is

accounted for as an asset acquisition, where the purchase consideration is allocated on a relative fair value basis to the assets acquired. Goodwill is not recorded in an asset acquisition. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company applies the acquisition method of accounting for a business combination. Under this method of accounting, assets acquired and liabilities assumed are recorded at their respective fair values at the date of the acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company adjusts the provisional amounts of assets acquired and liabilities assumed with the corresponding offset to goodwill to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company's consolidated statements of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to estimated level of effort and related costs of reproducing or replacing the assets acquired, future cash inflows and outflows, and discount rates, among other items. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value the acquired assets at fair value measures that do not reflect its intended use of those assets. Use of different estimates and judgments could yield different results.

Although the Company believes the assumptions and estimates it has made are reasonable and appropriate, they are based in part on historical experience and information that may be obtained from management of the acquired company and are inherently uncertain.

Intangible assets and goodwill
All of the Company's finite-lived intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from three to 10 years. The Company evaluates the recoverability of its finite-lived intangible assets periodically by considering events or changes in circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

The Company has an in-process research and development ("IPR&D") intangible asset, which is considered indefinite-lived and is assessed annually for impairment. Upon completion of the project, the IPR&D intangible asset will be considered a finite-lived intangible asset and amortized over its estimated useful life. If the project were to be abandoned, the IPR&D would be considered fully impaired and recognized in research and development expenses within the accompanying consolidated statements of operations and comprehensive loss.

Goodwill is tested for impairment at the reporting unit level (i.e., the operating segment or one level below an operating segment). The Company has one reporting unit and tests goodwill impairment on an annual basis during the fourth quarter of the Company's fiscal year, and between annual tests if an event occurs or circumstances change that indicate that goodwill may be impaired. In assessing impairment, the Company has the option to first assess qualitative factors to determine whether or not a reporting unit is more likely than not impaired. Alternatively, the Company may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more likely than not that the reporting unit's fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount, including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

Capitalized software development costs

The Company capitalizes certain development costs incurred in connection with the development of internal-use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once the preliminary stage is complete, internal and external direct costs are capitalized until the developed software is substantially complete and ready for its intended use. Costs incurred for post-implementation activities, training, maintenance, and minor upgrades and enhancements without adding additional functionality are expensed as incurred. Capitalized internal-use software costs primarily relate to the development of and major enhancements to the Company's cloud-based software as a service ("SaaS") construction management platform and related software products. Capitalized software development costs related to the Company's platform are amortized on a straight-line basis over the developed software's estimated useful life of two years and the related amortization expense is recorded in cost of revenue within the accompanying consolidated statements of operations and comprehensive loss.

The Company also capitalizes certain software development costs which are used internally, rather than developments to the Company's platform. Such costs are amortized on a straight-line basis over the developed software's estimated useful life, which is generally three to five years, and the related amortization expense is recorded in operating expenses within the accompanying consolidated statements of operations and comprehensive loss. Abandonments of software development costs have been immaterial in all periods presented.

Cloud computing arrangements

The Company capitalizes qualifying implementation costs related to hosting arrangements that are service contracts (cloud computing arrangements). Such costs are amortized on a straight-line basis over the software's estimated useful life, which is generally the term of the hosting relationship, and ranges from three to five years. The related amortization expense is recorded in operating expenses within the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2023, the Company's gross capitalized costs were $11.5 million and $10.3 million, respectively, and the related accumulated amortization was $4.8 million and $2.9 million, respectively. Capitalized amounts are included in prepaid expenses and other current assets and other assets on the accompanying consolidated balance sheets.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy using three levels of inputs, of which the first two are considered observable and the last is considered unobservable, as follows:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2024 and 2023, the carrying value of the Company's financial instruments included in current assets and current liabilities (including accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such items. The Company measures its cash held in money market funds, marketable securities, and investments in available-for-sale debt securities at fair value each reporting period. The estimation of fair value for available-for-sale debt securities in private companies requires the use of significant unobservable inputs, and as a result, the Company classifies these assets as Level 3 within the fair value hierarchy.

The Company's investments in equity securities of privately held companies are recorded at fair value on a non-recurring basis. For investments without a readily determinable fair value, the Company looks to observable transactions, such as the issuance of new equity by an investee, as indicators of investee enterprise value and uses them to estimate the fair value of the investments. The Company's investments in limited partnerships are valued using NAV as a practical expedient and therefore excluded from the fair value hierarchy.

Impairment and abandonment of long-lived assets
The Company evaluates long-lived assets, including finite-lived intangible assets, property and equipment, leases, capitalized software development costs, and cloud computing arrangements, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Recoverability of asset groups to be held and used is measured by comparison of the carrying value of the asset group to the estimated undiscounted future cash flows expected to be generated from the use of such assets. If the undiscounted future cash flows are less than the carrying value of the asset group, an impairment is recognized based on the amount by which the carrying value exceeds the estimated fair value of the asset group. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered.

Materials financing revenues and receivables
In connection with its acquisition of Express Lien, Inc. (d/b/a Levelset) ("Levelset"), in November 2021, the Company assumed a materials financing program to help facilitate the purchase of construction materials from fulfillment partners (the Company's suppliers) on behalf of its customers, allowing such customers to finance their materials purchases from the Company on deferred payment terms. Prior to the Company ceasing originations under its materials financing program in October 2023, the fulfillment partner was primarily responsible for fulfilling the materials purchases and the Company did not have control over such materials. The Company earned revenues from origination fees and finance charges on the amounts it financed for customers on deferred payment terms, which were typically 120 days. Such fees earned were computed and recognized based on the effective interest method and are presented net of any related reserves and amortization of deferred origination costs. During the year ended December 31, 2024, credit losses incurred in connection with the Company's materials financing program were immaterial. During the year ended December 31, 2023, the Company incurred credit losses of $8.1 million in connection with its materials financing program, which are recorded in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2024, there were no gross receivables outstanding from customers or allowance for credit losses related to the materials financing program. As of December 31, 2023, gross receivables under the materials financing program were $5.7 million, and the related allowance for expected credit losses was $3.8 million. Materials financing receivables, net of allowances, are recorded within prepaid expenses and other current assets on the accompanying consolidated balance sheets.

Revenue recognition
The Company generates substantially all of its revenue from subscriptions for access to its software products and related support. The software products are hosted on its cloud-based SaaS construction management platform. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. The Company's subscription agreements generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, are generally non-cancelable, and do not provide for refunds to customers or any other right of return. The Company generally invoices its customers at the beginning of each annual subscription period, and to a lesser extent, on a semi-annual or quarterly basis. To the extent the Company invoices its customers in advance of revenue recognition, it records deferred revenue. Consequently, a portion of the revenue that is reported each period is attributable to the recognition of revenue previously deferred and related to subscriptions that the Company entered into during previous periods. Subscription fees are generally due and payable upon receipt of invoice by the Company's customers or within 30 days of the stated billing date. The Company does not provide the customer with the right to take possession of its software products at any time.

The Company determines revenue recognition through the following steps:

+ identification of the contract, or contracts, with a customer;

+ identification of the performance obligations in the contract;

+ determination of the transaction price;

+ allocation of the transaction price to the performance obligations in the contract; and

+ recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company executes a signed contract with the customer that specifies services to be provided, the payment amounts and terms, and the period of service, among other terms.

The Company's contracts with customers often include promises to perform multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. The contracts with customers include access to the Company's products and support over the subscription period. Access to software products and support represents a series of distinct services as the Company fulfills its obligation to the customer and the customer receives and consumes the benefits of the software products and support over the subscription term. The series of distinct services represents a single performance obligation.

The transaction price is determined by the stated fixed fees in the contract, excluding any related sales tax. None of the Company's contracts include a significant financing component.

The Company recognizes revenue ratably over the term of the subscription agreement beginning on the date that access to its products is made available to the customer.

Deferred revenue
Contract liabilities consist of revenue that is deferred when the Company has the contractual right to invoice in advance of transferring services to its customers. Substantially all deferred revenue at the beginning of 2024, 2023, and 2022 was recognized as revenue within the following 12-month period.

Remaining performance obligations
The transaction price allocated to remaining performance obligations ("RPO") represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company's current RPO represents future revenue under existing contracts that is expected to be recognized as revenue in the next 12 months. As of December 31, 2024, the aggregate amount of the transaction price allocated to RPO was $1.3 billion, of which the Company expects to recognize approximately $829.7 million, or 64%, as revenue in the next 12 months and substantially all of the remaining $456.8 million between 12 and 36 months thereafter.

Assets recognized from the costs to obtain a contract with a customer
The Company recognizes an asset for the incremental and recoverable costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be one year or longer. The Company elected the practical expedient that allows an entity to expense incremental contract costs as incurred if the amortization period of the assets would have otherwise been recognized in one year or less. The Company has determined that sales commissions paid for new contracts, including certain incremental sales to existing customers, meet the requirements to be capitalized as contract acquisition costs. The contract cost assets are deferred and then recognized in sales and marketing expense on a straight-line basis over the expected period of benefit, which the Company has determined to be four years. Sales commissions and bonuses for renewal contracts are not considered commensurate with sales commissions for new contracts, and therefore, the expected period of benefit for costs capitalized for initial contracts extends beyond the term of the initial contract. Judgment is required to determine the expected period of benefit, for which the Company considers estimates of customer lives and SaaS product technology life in making this determination. Write-offs of such costs have historically been immaterial.

The following table presents the changes in contract cost assets (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 73,282	$ 64,077	$ 42,919
Additions	39,699	37,243	41,750
Amortization	(31,554)	(28,038)	(20,592)
Ending balance	$ 81,427	$ 73,282	$ 64,077

Cost of revenue

Cost of revenue primarily consists of personnel-related compensation expenses for the Company's customer support team, including salaries, benefits, stock-based compensation, payroll taxes, commissions, and bonuses. Additionally, cost of revenue includes non-personnel-related expenses, such as third-party hosting costs, amortization of acquired technology intangible assets, amortization of capitalized software development costs related to the Company's platform, software license fees, and allocated overhead.

Operating expenses

The Company's operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expenses are the most significant component, which include salaries, stock-based compensation, commissions, benefits, payroll taxes, and bonuses.

Sales and marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for the Company's sales and marketing organizations. Additionally, sales and marketing expenses include non-personnel-related expenses, such as advertising costs, marketing events, travel, trade shows, and other marketing activities; amortization of acquired customer relationship intangible assets; contractor costs to supplement the Company's staff levels; consulting services; and allocated overhead. Advertising costs are expensed as incurred. During the years ended December 31, 2024, 2023, and 2022, the Company incurred advertising costs of $61.8 million, $43.1 million, and $37.2 million, respectively.

Research and development

Research and development expenses primarily consist of personnel-related compensation expenses for the Company's engineering, product, and design teams. Additionally, research and development expenses include non-personnel-related expenses, such as contractor costs to supplement the Company's staff levels, consulting services, amortization of certain acquired intangible assets used in research and development activities, and allocated overhead.

General and administrative

General and administrative expenses primarily consist of personnel-related compensation expenses for the Company's information technology, human resources, finance, legal, executive, and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, including acquisition-related transaction expenses; costs associated with operating as a public company, including insurance costs, professional services, investor relations, and other compliance costs; property and use taxes; licenses, travel and entertainment costs; and allocated overhead.

Stock-based compensation

The Company recognizes stock-based compensation cost equal to the grant date fair value of stock-based awards. Stock-based awards include stock options, restricted stock units ("RSUs"), employee stock purchase plan ("ESPP"), performance-based restricted stock units ("PSUs"), and restricted stock awards ("RSAs").

The fair value of RSUs, PSUs, and RSAs is based on the estimated fair value of the Company's common stock on the grant date. The fair value of stock options and ESPP purchase rights is estimated on the grant date using the Black-Scholes option pricing model. For awards that vest solely based on continued service, the grant date fair value is recognized as compensation expense on a straight-line basis over the requisite service period of the awards, which is generally four years. For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until that condition is probable of being met, therefore the portion of expense recognized in any period may fluctuate depending on changing estimates of the achievement of the performance conditions. Forfeitures are recorded when they occur.

Income taxes
The Company accounts for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the accompanying consolidated statements of operations and comprehensive loss in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on its technical merits. If this threshold is met, the Company measures the tax benefit as the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company recognizes penalties and interest accrued with respect to uncertain tax positions, if any, in the provision for income taxes in the accompanying consolidated statements of operations and comprehensive loss. Accrued penalties and interest related to uncertain tax positions were not material to any period presented.

Recently adopted accounting pronouncements

Improvements to Reportable Segment Disclosures
In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). The new amendment expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analysis. ASU 2023-07 is effective for public business entities for fiscal years beginning after December 31, 2023 and for interim periods within fiscal years beginning after December 31, 2024, with early adoption permitted. Upon adoption, public entities should apply the amendment retrospectively to all periods presented in the financial statements. The Company adopted the guidance for the fiscal year beginning January 1, 2024, and will implement the interim disclosure requirements in fiscal year 2025. There was no impact on the Company's consolidated financial statements upon adoption.

Recently issued accounting pronouncements—not yet adopted

Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU No. 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses* ("ASU 2024-03"). The new amendment expands financial reporting by requiring that public entities disclose additional information about certain expense categories in tabular form in the notes to financial statements at interim and

annual reporting periods. ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, public entities should apply the amendment either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to all periods presented in the financial statements. The Company is evaluating the impact of the adoption of ASU 2024-03 on its consolidated financial statements and disclosures.

Improvements to Income Tax Disclosure
In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures* ("ASU 2023-09"). The new amendment enhances transparency and usefulness of income tax disclosures by expanding disclosures in an entity's income tax rate reconciliation table and income taxes paid. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact of the adoption of ASU 2023-09 on its consolidated financial statements and disclosures.

3. INVESTMENTS

Marketable securities
Marketable securities consisted of the following as of December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$126,916	$142	$(13)	$127,045
Commercial paper	18,414	19	—	18,433
Corporate notes and obligations	237,965	339	(67)	238,237
Total marketable securities	$383,295	$500	$(80)	$383,715

Marketable securities consisted of the following as of December 31, 2023 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$128,479	124	$ (27)	$128,576
Commercial paper	47,415	1	(35)	47,381
Corporate notes and obligations	139,747	61	(128)	139,680
Time deposits	4,525	—	(1)	4,524
Total marketable securities	$320,166	$186	$(191)	$320,161

The following table summarizes the estimated fair value of investments classified as marketable securities by contractual maturity date (in thousands):

	December 31,	
	2024	2023
Due within 1 year	$337,673	$320,161
Due in 1 to 2 years	46,042	—
Total marketable securities	$383,715	$320,161

During the year ended December 31, 2024, there were maturities of marketable securities of $440.5 million. There were no sales of marketable securities during the year ended December 31, 2024. During the year ended December 31, 2023, there were maturities of marketable securities of $372.2 million. There were $5.5 million sales of marketable securities during the year ended December 31, 2023. Realized losses on sales of marketable securities are recorded in other expense, net on the accompanying consolidated statements of operations and comprehensive loss. Such losses were immaterial during the years ended December 31, 2024 and 2023. There were no impairments of marketable securities in any period presented.

Strategic investments

Strategic investment activity during the year ended December 31, 2024 is summarized as follows (in thousands):

	Equity Securities	Limited Partnerships	Available-for-Sale Debt Securities	Total
Balance as of December 31, 2023	$7,179	$3,986	$ 362	$11,527
Interest accrued	—	—	6	6
Purchases of strategic investments	498	1,869	—	2,367
Conversion of available-for-sale debt securities into equity securities	368	—	(368)	—
Unrealized gains (losses)	824	(186)	—	638
Impairment losses	(184)	—	—	(184)
Balance as of December 31, 2024	$8,685	$5,669	$ —	$14,354

Strategic investment activity during the year ended December 31, 2023 is summarized as follows (in thousands):

	Equity Securities	Limited Partnerships	Available-for-Sale Debt Securities	Total
Balance as of December 31, 2022	$7,286	$3,402	$355	$11,043
Interest accrued	—	—	7	7
Purchases of strategic investments	—	764	—	764
Unrealized gains (losses)	68	(180)	—	(112)
Impairment losses	(175)	—	—	(175)
Balance as of December 31, 2023	$7,179	$3,986	$362	$11,527

Strategic investments are recorded in other assets in the accompanying consolidated balance sheets. As of December 31, 2024, in connection with the Company's investments in limited partnerships, it has a contractual obligation to provide additional investment funding of up to $6.7 million at the option of the investees.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows (in thousands):

	December 31, 2024		
	Level 1	Level 2	Total
Cash equivalents:			
Money market funds	$384,648	$ —	$384,648
Corporate notes and obligations	—	524	524
Marketable securities:			
U.S. treasury securities	127,045	—	127,045
Commercial paper	—	18,433	18,433
Corporate notes and obligations	—	238,237	238,237
Total	$511,693	$257,194	$768,887

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$303,452	$ —	$—	$303,452
Marketable securities:				
U.S. treasury securities	128,576	—	—	128,576
Commercial paper	—	47,381	—	47,381
Corporate notes and obligations	—	139,680	—	139,680
Time deposits	—	4,524	—	4,524
Strategic investments:				
Investments in available-for-sale debt securities	—	—	362	362
Total	$432,028	$191,585	$362	$623,975

5. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Leasehold improvements	$ 38,715	$ 29,681
Building improvements	6,311	6,311
Furniture and fixtures	11,579	12,146
Computers and equipment	29,212	22,177
Purchased software	1,660	928
Property and equipment	87,477	71,243
Less: accumulated depreciation and amortization	(43,885)	(34,985)
Property and equipment, net	$ 43,592	$ 36,258

Depreciation and amortization expense was $11.7 million, $11.8 million, and $11.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

6. LEASES

The Company has primarily entered into lease arrangements for office space, in addition to other miscellaneous equipment. The Company's leases have initial non-cancelable lease terms ranging from one to 10 years. Some of the Company's lease arrangements include options to extend the term of the leases for up to 10 years. However, the lessor does not have the option to cancel any of the Company's leases prior to the end of the remaining contractual term. Judgment is required when determining the minimum non-cancelable term of the lease. The Company includes options to extend or terminate the lease term that are reasonably certain of exercise. If facts and circumstances regarding those judgments change in future periods, the Company reassesses its initial estimate of the term. The Company's corporate headquarters offices have initial lease terms expiring in 2027, and 10-year renewal options that the Company was reasonably certain it would exercise at lease commencement. The Company reassesses lease terms when there is a significant event or a significant change that is within its control that directly affects whether the Company is reasonably certain to exercise or not to exercise an option. The Company determined that the present value of lease payments represents substantially all of the fair value of the underlying leased asset and therefore recognizes its corporate headquarters as a finance lease. The components of lease expense were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Finance lease cost:			
Amortization of right of use assets	$ 2,645	$ 2,672	$ 2,705
Interest on lease liabilities	1,874	1,953	2,017
Operating lease cost	13,264	14,620	11,526
Short-term lease cost	742	1,344	674
Variable lease cost	5,038	4,821	5,667
Total lease cost	$23,563	$25,410	$22,589

Supplemental information related to leases is as follows (in thousands):

	December 31,	
	2024	**2023**
Operating Leases		
Operating right of use assets	$28,790	$44,141
Amount included within other current liabilities	3,746	10,399
Operating lease liabilities, non-current	32,697	37,923
Total operating lease liabilities	$36,443	$48,322
Finance Leases		
Finance right of use assets	$31,727	$34,375
Amount included within other current liabilities	2,228	2,019
Finance lease liabilities, non-current	41,352	43,581
Total finance lease liabilities	$43,580	$45,600

	December 31,		
	2024	**2023**	**2022**
Weighted-average remaining lease term (in years)			
Finance leases	12.2	13.2	14.2
Operating leases	8.9	5.5	6.6
Weighted-average discount rate			
Finance leases	4.21%	4.21%	4.20%
Operating leases	6.10%	3.58%	2.89%

Maturities of lease payments, net of tenant improvement reimbursement, for leases where the lease commencement date commenced on or prior to December 31, 2024 are as follows (in thousands):

Years Ending December 31,	Operating	Finance	Total
2025	$ (3,157)	$ 4,013	$ 856
2026	3,156	4,126	7,282
2027	5,291	4,288	9,579
2028	6,738	4,424	11,162
2029	5,398	4,512	9,910
Thereafter	37,258	35,021	72,279
Total lease payments, net of tenant improvement reimbursement	$ 54,684	$ 56,384	$111,068
Less imputed interest	(18,241)	(12,804)	(31,045)
Total	$ 36,443	$ 43,580	$ 80,023

During the year ended December 31, 2024, the Company modified its office leases in Austin, Texas to extend the lease terms and adjust the rent obligations, which resulted in an increase of $10.7 million in future rent commitments from the modification date through 2036. In February 2025, the Company further modified its office leases in Austin, Texas to expand the leased premises and extend the lease terms, which resulted in an additional $22.0 million in future rent commitments, net of tenant improvement reimbursement, starting in 2025. Total operating lease commencements and modifications during the period resulted in net decreases to right of use assets–operating leases and corresponding operating lease liabilities on the accompanying consolidated balance sheets of $4.0 million and $4.3 million, respectively, which primarily relate to the modified lease in Texas. These decreases to the asset and liability were primarily due to higher discount rates in 2024 as compared to the original lease commencement periods, and tenant improvement allowances.

As of December 31, 2024, operating lease payments for leases greater than one month, but less than 12 months in duration were not significant. As of December 31, 2024, the Company had outstanding letters of credit totaling approximately $4.3 million on an unsecured basis to secure various leased office facilities in the U.S. and Australia.

7. BUSINESS COMBINATIONS

Intelliwave
On May 30, 2024, the Company completed the acquisition of all outstanding equity of Intelliwave Technologies Inc. ("Intelliwave"), a construction materials management company, for $29.8 million in cash consideration. The purpose of this acquisition was to accelerate development of the Company's Resource Management solution.

On the acquisition date, $4.3 million in cash was placed in an escrow account held by a third-party escrow agent for potential breaches of representations, warranties, and indemnities. $3.8 million of the escrow amount was included in the purchase consideration and is scheduled to be released from escrow to Intelliwave stockholders 18 months after the acquisition date (subject to any indemnification claims). The remaining $0.5 million of the escrow amount was released in February 2025.

The preliminary purchase consideration was allocated to the following assets and liabilities at the acquisition date (in thousands):

	Fair Value	Useful Life
Assets acquired		
Cash and cash equivalents	$ 2,390	
Accounts receivable	964	
Prepaid expenses and other current assets	17	
Other non-current assets	388	
Developed technology intangible asset	16,000	7 years
Customer relationships intangible asset	4,700	10 years
Goodwill	11,333	
Total assets acquired	$35,792	
Liabilities assumed		
Deferred revenue, current	(2,210)	
Other current liabilities	(2,605)	
Other non-current liabilities	(388)	
Net deferred tax liabilities	(790)	
Total liabilities assumed	$ (5,993)	
Net assets acquired	$29,799	

The measurement period for the valuation of assets acquired and liabilities assumed ends as soon as information on the facts and circumstances that existed as of the acquisition date becomes available, but does not exceed 12 months. The purchase price allocation is subject to future adjustments. During the year ended December 31, 2024, the Company recorded a measurement period adjustment which did not have a material impact on goodwill.

Developed technology intangible asset represents the fair value of Intelliwave's technology, which was valued considering both the cost to rebuild and relief from royalty methods. Key assumptions under the cost to rebuild method include the estimated level of effort and related costs of reproducing or replacing the acquired technology. Key assumptions under the relief from royalty method include forecasted revenue to be generated from the developed technology, an estimated royalty rate applicable to the technology, and a discount rate. Developed technology is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the technology are consumed, over its estimated useful life of seven years. The amortization expense is recorded in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Customer relationships represent the fair value of the underlying relationships with Intelliwave's existing customers, which were valued using the excess earnings method. Key assumptions under the excess earnings method include estimated future revenues, costs, cash flows, and a discount rate. The customer relationship intangible asset is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the customer relationships are consumed, over its estimated useful life of ten years. The amortization expense is recorded in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

The $11.3 million goodwill balance is primarily attributable to synergies and expanded market opportunities that are expected to be achieved from the integration of Intelliwave with the Company's products, services, platform, and assembled workforce. Substantially all of the goodwill balance is not deductible for income taxes purposes.

The Company issued 65,269 PSUs and 67,807 RSUs at a grant date fair value of $68.96 per share in order to retain certain employees of Intelliwave. The PSUs issued to Intelliwave employees will vest upon the achievement of certain integration milestones. The total grant date fair value of the PSUs and RSUs was excluded from purchase consideration and is recognized as post-combination expense. See Note 10 to these consolidated financial statements for details on how the Company expenses stock-based compensation.

The Company has not separately presented pro forma results reflecting the acquisition of Intelliwave or revenue and operating losses of Intelliwave for the period from the acquisition date through December 31, 2024, as the impacts were not material to the consolidated financial statements. The acquisition-related transaction costs were not material and were expensed as incurred in the accompanying consolidated statements of operations and comprehensive loss.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible assets
During the year ended December 31, 2024, the Company completed the acquisition of Intelliwave, which was accounted for as a business combination, as described in Note 7 above. The Company also completed an asset acquisition for $3.9 million. The acquired developed technology intangible asset has an estimated useful life of four years, and the amortization expense is recorded in cost of revenue on the accompanying consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2023, the Company completed the acquisition of all outstanding equity of Unearth Technologies Inc. for $9.2 million. The acquisition was accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired were concentrated in a single identifiable asset. The acquired developed technology intangible asset has an estimated useful life of five years, and the amortization expense is recorded in cost of revenue on the accompanying consolidated statements of operations and comprehensive loss. The Company also acquired a $2.8 million IPR&D intangible asset, which was capitalized as an indefinite-lived intangible asset and recorded in intangible assets within the accompanying consolidated balance sheet.

No impairments of IPR&D were recorded during the years ended December 31, 2024 or 2023.

The Company's finite-lived and indefinite-lived intangible assets are summarized as follows (dollars in thousands):

	December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Developed technology	$185,947	$ (95,216)	$ 90,731	4.0
Customer relationships	71,050	(43,683)	27,367	4.9
Total finite-lived intangible assets	256,997	(138,899)	118,098	4.2
In-process research and development	2,848		2,848	
Total intangible assets	$259,845	$(138,899)	120,946	

	December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Developed technology	$166,453	$(67,221)	$ 99,232	4.3
Customer relationships	66,350	(30,884)	35,466	4.2
Total finite-lived intangible assets	232,803	(98,105)	134,698	4.3
In-process research and development	2,848	—	2,848	
Total intangible assets	$235,651	$(98,105)	$137,546	

The Company estimates that there is no significant residual value related to its finite-lived intangible assets. Amortization expense recorded on the Company's finite-lived intangible assets is summarized as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$25,437	$22,396	$22,428
Sales and marketing	12,700	12,425	12,425
Research and development	2,657	2,757	3,528
Total amortization of acquired finite-lived intangible assets	$40,794	$37,578	$38,381

The following table outlines the estimated future amortization expense related to finite-lived intangible assets (in thousands):

Years Ending December 31,	
2025	$ 38,776
2026	24,198
2027	23,354
2028	19,715
2029	4,752
Thereafter	7,303
Total	$118,098

Goodwill

The following table presents the changes in carrying amount of goodwill (in thousands):

	Year Ended December 31,	
	2024	**2023**
Beginning balance	$539,354	$539,128
Additions	11,333	—
Other adjustments, net [1]	(1,036)	226
Ending balance	$549,651	$539,354

(1)   Includes post-closing working capital adjustments and the effect of foreign currency translation.

There was no impairment of goodwill during any period presented.

9. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company's capitalized software development costs are summarized as follows (in thousands):

	December 31,	
	2024	**2023**
Gross carrying amount	$205,158	$143,403
Accumulated amortization	(92,837)	(60,358)
Net capitalized software costs [1]	$112,321	$ 83,045

(1)   December 31, 2024 and 2023, the above balances include $9.7 million and $12.5 million, respectively, of capitalized software costs developed by the Company for internal use.

Amortization of capitalized software related to the Company's SaaS platform was $29.3 million, $17.6 million, and $10.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is recorded in cost of revenue within the accompanying consolidated statements of operations and comprehensive loss. Amortization of capitalized software related to software used internally was $3.2 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively, and is recorded in operating expenses within the accompanying consolidated statements of operations and comprehensive loss.

During 2024, 2023, and 2022, the Company recorded expense for certain software development costs of $0.4 million, $0.4 million, and $0.3 million, respectively, within research and development expense in the accompanying consolidated statements of operations and comprehensive loss, relating to development projects the Company decided to abandon prior to completion.

The estimated amortization is comprised of (i) amortization of completed software and (ii) the expected amortization for software that is not yet complete based on its estimated economic lives and projected completion dates. The following table presents the remaining estimated amortization of capitalized software development costs as of December 31, 2024 (in thousands):

Years Ending December 31,	
2025	$ 53,557
2026	44,574
2027	13,115
2028	897
2029	162
Thereafter	16
Total	$112,321

10. ACCRUED EXPENSES

The following represents the components of accrued expenses contained within the Company's consolidated balance sheets at the end of each period (in thousands):

	December 31,	
	2024	**2023**
Accrued bonuses	$28,878	$ 31,786
Accrued commissions	17,885	16,494
Accrued salary, payroll tax, and employee benefit liabilities	25,210	36,171
Other accrued expenses	16,767	15,624
Total accrued expenses	$88,740	$100,075

11. COMMITMENTS AND CONTINGENCIES

Purchase commitments

As of December 31, 2024, future minimum payments under our non-cancellable purchase commitments for software service subscriptions and other services were as follows (in thousands):

Years Ending December 31,	
2025	$28,676
2026	15,815
2027	4,759
2028	2,558
Thereafter	—
Total	$51,808

Litigation

From time to time, the Company may be subject to various litigation matters arising in the ordinary course of business. However, the Company is not aware of any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, and officers with respect to certain matters, including, but not limited to, losses arising out of its breach of such agreements, breaches of confidentiality or data protection requirements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement, and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses or be covered by the Company's insurance programs. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable.

The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements. To date, the Company has not accrued a liability for these guarantees because the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

12. STOCK-BASED COMPENSATION

2021 Equity Incentive Plan

In May 2021, the Company's board of directors (the "Board") adopted, and the stockholders approved, the 2021 Equity Incentive Plan (the "2021 Plan") with the purpose of granting stock-based awards, including stock options, stock appreciation rights, RSAs, RSUs, PSUs, and other forms of awards, to employees, directors, and consultants. As of December 31, 2023, a total of 44,622,937 shares of common stock were authorized for issuance under the 2021 Plan. The number of shares of the Company's common stock reserved for issuance under the 2021 Plan automatically increases on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to either (i) 5% of the total number of shares of the Company's common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by the Board prior to the applicable January 1. Accordingly, on January 1, 2024, the number of shares of common stock that may be issued under the 2021 Plan increased by an additional 7,240,323 shares. As a result, as of December 31, 2024, a total of 51,863,260 shares of common stock are authorized for issuance under the 2021 Plan. As of December 31, 2024, a total of 32,973,402 shares of common stock were available for issuance under the 2021 Plan. No stock options have been issued under the 2021 Plan.

Stock options

No stock options were granted during the periods presented.

The following table summarizes the stock option activity during the year ended December 31, 2024 (aggregate intrinsic value in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2023	4,340,052	$12.57	4.1	$245,884
Exercised	(1,187,141)	13.29		
Canceled/Forfeited	(753)	19.18		
Outstanding at December 31, 2024	3,152,158	12.29	3.2	198,832
Exercisable at December 31, 2024	3,152,158	$12.29	3.2	$198,832

The intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was $67.6 million, $66.7 million, and $75.1 million, respectively. As of December 31, 2024, there is no unrecognized stock-based compensation cost for stock options previously granted by the Company.

Restricted stock units

Service-based restricted stock units
In 2018, the Company began issuing RSUs to certain employees, officers, non-employee consultants, and directors. Other than as described below, all of the RSUs granted subsequent to the Company's initial public offering ("IPO") vest based solely on continued service, which is generally over four years on either a quarterly or annual vesting schedule.

The grant date fair value of RSUs granted during 2024, 2023, and 2022 was $318.4 million, $238.8 million, and $323.0 million, respectively.

The following table summarizes the RSU activity during the year ended December 31, 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	7,382,073	$59.35
Granted	4,352,805	73.14
Vested	(3,359,397)	61.54
Canceled/Forfeited	(1,304,038)	64.81
Unvested at December 31, 2024	7,071,443	$65.85

The intrinsic value of RSUs vested during the years ended December 31, 2024, 2023, and 2022 was $232.9 million, $221.9 million, and $156.4 million, respectively.

As of December 31, 2024, the total unrecognized stock-based compensation cost for all RSUs outstanding at that date was $434.1 million, which is expected to be recognized over a weighted-average vesting period of 2.6 years.

Performance-based restricted stock units
In 2022, the Company began granting PSUs to certain non-executive employees with vesting terms based on the achievement of certain operating performance goals. In March 2024, the Company granted its CEO an aggregate target number of 46,986 PSUs (the "CEO PSUs") that would vest (if at all) over a three-year period, subject to the achievement of certain financial performance goals and continued service through the applicable vesting date. A target number of 35,239 CEO PSUs (75% of the CEO PSUs) was eligible to vest based on the attainment level of a revenue performance goal for fiscal year 2024, which was set at the beginning of fiscal year 2024, with a payout range of 0% to 200% of target. A target number of 11,747 CEO PSUs (25% of the CEO PSUs) was eligible to vest based on the attainment of a non-GAAP operating margin performance goal for fiscal year 2024, which was set at the beginning of fiscal year 2024, with a payout range of 0% to 150% of target. The actual number of CEO PSUs that became eligible to vest was determined based on the attainment level of the applicable performance goal, as certified by the Compensation Committee of the Board. As of December 31, 2024, the non-GAAP operating margin performance goal was achieved and the revenue performance goal was not achieved, which were certified in February 2025. As a result, one-third of the CEO PSUs that became eligible to vest vested on February 20, 2025. The remaining CEO PSUs that became eligible to vest will vest in substantially equal installments quarterly over the two years following February 20, 2025.

The Company recognizes compensation expense for PSUs in the period in which it becomes probable that the underlying performance target will be achieved. Compensation expense for awards that contain performance conditions is calculated using the graded vesting method and the portion of expense recognized in any period may fluctuate depending on changing estimates of the achievement of the performance conditions.

The grant date fair value of PSUs granted during 2024, 2023, and 2022 was $9.5 million, $1.9 million, and $3.4 million, respectively.

The following table summarizes the PSU activity during the year ended December 31, 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	77,971	$55.63
Granted[1]	127,465	74.36
Vested	(34,435)	67.21
Canceled/Forfeited	(15,210)	63.52
Unvested at December 31, 2024	155,791	$67.63

(1) This represents awards granted at 100% attainment of the performance conditions.

The intrinsic value of PSUs vested during the years ended December 31, 2024, 2023, and 2022 was $2.3 million, $0.7 million, and $0.5 million, respectively.

As of December 31, 2024, the total unrecognized stock-based compensation cost for all PSUs outstanding at that date was $2.8 million, which is expected to be recognized over a weighted-average vesting period of 1.7 years.

Restricted stock awards
In November 2021, the Company issued 199,670 RSAs to certain key employees in connection with the acquisition of Levelset that vest based on their continued service over a two-year period. The fair value of the RSAs issued was $95.05 per share, which was the closing trading stock price of the Company's common stock on the acquisition date. These shares are released from restriction quarterly over a two-year period assuming the continued service of the employees. As of December 31, 2023, all shares have vested. As of December 31, 2022, 99,833 shares had vested. During the years ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $7.8 million and $9.5 million, respectively, relating to these shares.

Employee Stock Purchase Plan
In May 2021, the Board adopted, and the stockholders approved, the ESPP, which became effective immediately prior to the effective date of the Company's IPO. As of December 31, 2023, a total of 5,332,064 shares of common stock had been reserved for issuance under the ESPP. The number of shares of the Company's common stock reserved for issuance under the ESPP automatically increases on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i) 1% of the total number of shares of the Company's common stock outstanding on December 31 of the immediately preceding year; and (ii) 3,900,000 shares, except before the date of any such increase, the Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Accordingly, on January 1, 2024, the number of shares of common stock reserved under the ESPP increased by an additional 1,448,064 shares.

The offering periods are scheduled to start in May and November of each year. The ESPP provides for consecutive offering periods that will typically have a duration of 12 months in length and comprise two purchase periods of six months in length, subject to reset and rollover provisions.

The ESPP provides eligible employees with an opportunity to purchase shares of the Company's common stock through payroll deductions of up to 15% of their eligible compensation, subject to a maximum of $25,000 of stock per calendar year. A participant may purchase a maximum of 2,500 shares of common stock during a purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of the common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the related offering period. However, in the event the fair value of the common stock on the purchase date is lower than the fair value on the first trading day of the offering period, the offering period is terminated immediately following the purchase and a new offering period begins the following day. Participants may end their participation at any time prior to the last 15 days of a purchase period and will be repaid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment.

The fair value of the ESPP purchase rights on the date of grant using the Black-Scholes option pricing model was estimated using the following assumptions:

	December 31,		
	2024	**2023**	**2022**
Risk-free interest rate	4.29% to 5.33%	4.68% to 5.33%	1.47% to 4.55%
Expected term (in years)	0.5 to 1.0	0.5 to 1.0	0.5 to 1.0
Estimated dividend yield	0.00%	0.00%	0.00%
Estimated weighted-average volatility	29.80% to 44.34%	46.29% to 64.76%	61.14% to 72.69%

The term of the ESPP purchase rights is the offering period. Beginning in the fourth quarter of 2023, the Company estimates volatility for ESPP purchase rights based on the historical volatility of its own common stock price. Prior to that, given the Company's limited trading history, the Company estimated volatility using the historical volatilities of a group of public companies in a similar industry and stage of life cycle, selected by management, in addition to considering the Company's own historical volatility, for a period commensurate with the term of the ESPP purchase rights. The interest rate is derived from government bonds with a similar term to the ESPP purchase right granted. The Company has not declared, nor does it expect to declare, dividends in the foreseeable future. Consequently, an expected dividend yield of zero was utilized. The fair value of the Company's common stock used to value ESPP purchase rights is based on the trading price of its publicly traded common stock.

Employee payroll contributions accrued in connection with the ESPP were $5.4 million and $5.0 million as of December 31, 2024 and 2023, respectively, and are included within accrued expenses in the accompanying consolidated balance sheets. Employee payroll contributions ultimately used to purchase shares will be reclassified to stockholders' equity on the purchase date. Stock-based compensation expense related to the ESPP is recognized on a straight-line basis over the offering period. During the years ended December 31, 2024, 2023, and 2022, the Company recognized stock-based compensation of $9.3 million, $10.7 million, and $15.0 million, respectively, in connection with the ESPP. During the years ended December 31, 2024, 2023, and 2022, 465,698, 575,928, and 551,753 shares of the Company's common stock were purchased under the ESPP, respectively.

As of December 31, 2024, unrecognized stock-based compensation expense related to the ESPP was $7.5 million, which is expected to be recognized over a weighted-average period of 0.5 years.

Stock repurchase program
In October 2024, the Board authorized a stock repurchase program to repurchase up to $300.0 million of the Company's outstanding common stock. The Company intends to opportunistically repurchase shares of its common stock from time to time through the open market, or other transactions in accordance with applicable securities laws, in each case, subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into Rule 10b5-1 trading plans to facilitate repurchases of its common stock under this authorization. The timing of stock repurchases and the actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and will be subject to the discretion of the Company's management within its authorization. The stock repurchase program will be funded using the Company's working capital. The stock repurchase program does not obligate the Company to acquire any particular number of shares of the Company's common stock, or any shares at all. The stock repurchase

program expires on October 29, 2025, and may be suspended or discontinued at any time at the Company's discretion and without notice. The Company did not repurchase any shares under its stock repurchase program during the year ended December 31, 2024.

Stock-based compensation

The Company recorded total stock-based compensation cost from stock options, RSUs, PSUs, ESPP, RSAs, and sales of stock by employees in excess of fair value as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 8,191	$ 7,388	$ 7,253
Sales and marketing	57,629	54,901	53,397
Research and development	67,926	68,265	63,262
General and administrative	53,134	44,281	38,974
Total stock-based compensation expense	$186,880	$174,835	$162,886
Stock-based compensation capitalized for software development and cloud-computing arrangement implementation costs	13,339	9,717	8,818
Total stock-based compensation cost	$200,219	$184,552	$171,704

There were no net tax benefits recognized in the accompanying consolidated statements of operations and comprehensive loss for stock-based compensation arrangements for the years ended December 31, 2024, 2023, and 2022 due to the Company having a full valuation allowance against its deferred tax assets.

13. INCOME TAXES

The domestic and foreign components of loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Domestic	$(110,860)	$(191,132)	$(287,569)
Foreign	6,679	2,711	1,104
Total	$(104,181)	$(188,421)	$(286,465)

The provision for income taxes is comprised of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
State	$1,094	$ 709	$ 442
Foreign	1,562	1,333	307
Total	2,656	2,042	749
Deferred:			
Federal	9	4	(34)
State	13	6	93
Foreign	(903)	(779)	(342)
Total	(881)	(769)	(283)
Provision for income taxes	$1,775	$1,273	$ 466

The following table provides a reconciliation between income taxes computed at the U.S. federal statutory rate and the Company's provision for income taxes (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Computed expected income tax benefit	$(21,890)	$(39,568)	$(60,120)
State income taxes—net of federal income tax benefit	(5,230)	(6,175)	(10,197)
Change in valuation allowance	50,681	42,855	81,251
Non-deductible expenses	1,859	4,489	2,687
Non-deductible base erosion expenses	4,481	11,403	—
Non-deductible officers' compensation	9,885	12,775	3,648
Stock-based compensation	(8,676)	(9,678)	135
Tax credits (federal and state)	(21,049)	(18,226)	(16,853)
Foreign rate differential	(102)	40	35
Return-to-provision	(8,127)	3,110	(7)
Other	(57)	248	(113)
Provision for income taxes	$ 1,775	$ 1,273	$ 466

Significant components of the Company's deferred tax assets and liabilities are presented below (in thousands):

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss	$ 206,684	$ 215,915
Tax credits	96,711	76,504
Lease liabilities	17,108	20,213
Stock-based compensation	9,824	14,899
Capitalized software cost	91,563	59,487
Other	9,011	5,531
Total deferred tax assets	430,901	392,549
Valuation allowance	(372,901)	(324,422)
Total deferred tax assets, net	58,000	68,127
Deferred tax liabilities:		
Lease assets	(12,264)	(16,376)
Acquired intangible assets	(23,545)	(32,120)
Contract cost asset	(18,922)	(16,868)
Prepaid and accrued expenses	(3,816)	(3,184)
Other	(897)	(1,201)
Total deferred tax liabilities	(59,444)	(69,749)
Total	$ (1,444)	$ (1,622)

In assessing the realizability of deferred tax assets, management considers whether it is "more likely than not" that some portion or all of the deferred tax assets will be realized. Realization of future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Based on all available objective evidence management believes it is "more likely than not" that the net deferred tax assets will not be fully realizable in the U.S. as of December 31, 2024 and 2023. Accordingly, the Company's U.S. net deferred tax assets have been fully offset by a valuation allowance. The Company periodically evaluates the recoverability of the deferred tax assets and when it is determined to be "more likely than not" that the deferred tax assets are realizable, the valuation allowance is reduced. The net deferred tax liability position at December 31, 2024 and 2023 was primarily related to the Company's Australia and Canada tax jurisdictions.

The following table summarizes the activity related to the valuation allowance (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$324,422	$282,337	$204,182
Current year change	48,479	40,810	78,155
Increase in valuation allowance as a result of purchase accounting for business combinations	—	1,275	—
Ending balance	$372,901	$324,422	$282,337

The current year change in the valuation allowance for the year ended December 31, 2024, resulted primarily from a net increase in our U.S. federal and state deferred tax assets. The Company did not provide for U.S. income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the U.S. At December 31, 2024 and 2023, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes have not been provided is immaterial to these consolidated financial statements.

As of December 31, 2024, the Company had federal net operating loss carryforwards ("NOL carryforwards") of $822.6 million, which are comprised of definite and indefinite net operating losses. At December 31, 2024, the Company had federal NOL carryforwards of approximately $73.5 million, which expire at various intervals from the years 2036 through 2037 and had NOL carryforwards of $749.2 million which do not expire. As of December 31, 2024, the Company has state net operating losses of $626.7 million, which will begin to expire in 2029. The Internal Revenue Code (the "IRC") of 1986, as amended, imposes restrictions on the utilization of net operating losses and credits when a Company experiences a cumulative change in ownership of more than 50% over a three-year period. The Company has identified a portion of net operating losses and credit carryovers are subject to annual limitations, which the Company has also determined that it should be able to fully utilize these net operating losses and credit carryovers before they expire, provided the Company generates sufficient taxable income.

As of December 31, 2024, the Company had credits for research activities available for carryforward for federal income tax purposes of $96.2 million and for state income tax purposes of $39.2 million, which are available to offset future income tax in those jurisdictions and which began to expire in 2024 for federal and have no expiration for state.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$29,041	$21,727	$17,010
Increases related to current period positions	8,564	7,513	5,915
Increases (decreases) related to prior period positions	625	(199)	(1,198)
Ending balance	$38,230	$29,041	$21,727

Due to the Company's full valuation allowance on federal and state taxes, none of the unrecognized tax benefits would affect the Company's effective tax rate, if recognized. The Company does not anticipate any significant increases or decreases to its unrecognized tax positions within the next 12 months. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2024 and 2023, accrued interest and penalties related to income tax positions were immaterial.

The Company files U.S. federal, various state, and foreign income tax returns. In the normal course of business, the Company is subject to examination by taxing authorities. The tax years from 2005 forward remain subject to examination for federal purposes. Generally, state and foreign tax authorities may examine the Company's tax returns for four years and five years, respectively, from the date an income tax return is filed. However, the taxing authorities may continue to examine the Company's federal and state NOL carryforwards until the statute of limitations closes on the tax years in which the federal and state net operating losses are utilized. At December 31, 2024, tax years 2016 to 2020 were under examination by the Egyptian Taxing Authority. Our foreign operations in Egypt represent an immaterial portion of our overall business.

14. NET LOSS PER SHARE

Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

As the Company has reported net losses attributable to common stockholders for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share attributable to common stockholders equals diluted net loss per share attributable to common stockholders.

The following weighted-average potentially dilutive shares are excluded from the calculation of diluted earnings per share as they are anti-dilutive:

	Year Ended December 31,		
	2024	**2023**	**2022**
RSUs, PSUs, and RSAs subject to future vesting	7,687,943	8,489,902	8,189,247
Shares issuable pursuant to the ESPP	368,770	495,554	627,698
Shares of common stock issuable from stock options	3,651,108	4,979,813	6,450,019
Total	11,707,821	13,965,269	15,266,964

15. EMPLOYEE BENEFIT PLANS

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the IRC (the "401(k) Plan"). The 401(k) Plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes contributions to the plan up to 4% of the participating employee's W-2 earnings and wages, up to a maximum contribution of $5,000. Matching contributions to the 401(k) Plan totaled $13.4 million, $17.2 million, and $14.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company also has defined-contribution plans in certain other countries. The Company made matching contributions to these plans totaling $4.0 million, $3.6 million, and $2.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

16. GEOGRAPHIC INFORMATION

The following table sets forth the Company's revenues by geographic region, which is determined based on the billing location of the customer (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue by geographic region			
U.S.	$ 981,869	$815,773	$616,654
Rest of the world	169,839	134,237	103,549
Total revenue	$1,151,708	$950,010	$720,203
Percentage of revenue by geographic region			
U.S.	85%	86%	86%
Rest of the world	15%	14%	14%

The following table sets forth the total of property and equipment, net, and ROU lease assets by geographic region (in thousands):

	December 31,	
	2024	**2023**
U.S.	$ 89,522	$ 97,936
Rest of the world	14,587	16,838
Total	$104,109	$114,774

17. RESTRUCTURING

In January 2024, the Company executed a reduction of 4% of its global workforce as part of its ongoing evaluation of its operations to ensure alignment of its workforce with, and to enable greater investment in, key growth opportunities. The reduction in force was completed by March 31, 2024.

The following table summarizes the severance and other benefit costs incurred during the year ended December 31, 2024 by line item within the consolidated statement of operations and comprehensive loss related to this restructuring event (in thousands):

Cost of revenue	$ 318
Sales and marketing	1,298
Research and development	1,750
General and administrative	819
Total restructuring-related costs	$4,185

As of December 31, 2024, there was no liability remaining for restructuring-related costs.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2025, the date these consolidated financial statements were available to be issued, and has identified the following subsequent events.

On January 28, 2025, the Company completed the acquisition of all outstanding equity of Novorender AS ("Novorender"), a Norway-based leader in advanced building informational modeling rendering technology, to enhance Procore's capabilities for large-scale construction projects. The estimated purchase price is approximately $50.5 million in cash, subject to customary post-closing adjustments for working capital, transaction expenses, cash, debt, and the determination of any consideration for post-combination services. Due to the timing of this acquisition, the initial accounting for the acquisition, including the final purchase price and purchase price allocation, which will require a valuation as of the acquisition date, is incomplete. As such, the Company is not able to disclose certain information relating to the acquisition, including the preliminary fair value of assets acquired and liabilities assumed.

In February 2025, the Company began using cash to fund withholding taxes due upon the vesting of employee RSUs by net share settlement, rather than the Company's previous approach of selling shares of its common stock issued to employees to cover applicable withholding taxes. The amount of withholding taxes related to net share settlement of employee RSUs was $28.3 million in February 2025.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024, the end of the period covered by this report.

Based on the Company's evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. Based on the results of our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. There have not been any changes in internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(d) Limitations on Effectiveness of Controls and Procedures

Our management, including our chief executive officer and chief financial officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

Insider Trading Arrangements

During the quarterly period ended December 31, 2024, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions, or written plans for the purchase of sale of our securities as set forth in the table below.

| Name and Position | Action | Adoption/Termination Date | Type of Trading Arrangement | | Total Shares of Common Stock to be Sold[3] | Expiration Date |
			Rule 10b5-1[1]	Non-Rule 10b5-1[2]		
Kevin J. O'Connor, Director	Adoption	November 21, 2024	x		250,000	April 16, 2026
Howard Fu, Chief Financial Officer	Adoption	November 15, 2024	x		29,450[4]	February 14, 2026
Craig F. Courtemanche, Jr., President, Chief Executive Officer, and Director	Adoption[5]	December 11, 2024	x		2,065,008[6]	April 1, 2026

(1) Contract, instruction, or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

(2) "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.

(3) Represents the maximum number of shares that may be sold pursuant to the Rule 10b5-1 trading arrangement. The number of shares actually sold may be lower and will depend on the satisfaction of certain conditions as set forth in the written plan.

(4) The actual number of shares that will be sold under this Rule 10b5-1 trading arrangement will be based in part on the number of shares, if any, sold to satisfy tax withholding obligations arising from the vesting of certain shares subject to the trading arrangement, which number is not yet determinable.

(5) This Rule 10b5-1 trading arrangement was adopted by the Craig F. Courtemanche and Hillary Courtemanche Family Trust dtd 11/1/2012, The Courtemanche 2016 Irrevocable Trust UA dtd 11/18/2016, and the Courtemanche 2021 Irrevocable Trust UA dtd 6/10/2021.

(6) The actual number of shares that will be sold under this Rule 10b5-1 trading arrangement is subject to minimum threshold prices as set forth in the trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

PART III

Certain information required by Part III is incorporated herein by reference to our definitive proxy statement for our 2025 Annual Meeting of Stockholders ("Proxy Statement"), which will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors, and employees, which is available on our website at investors.procore.com under "Governance."

We intend to satisfy any disclosure requirements under the applicable rules of the SEC or NYSE regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the Internet address and location specified above.

The remaining information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

   (1) Financial Statements.

      Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

   (2) Financial Statement Schedules.

      All financial statement schedules have been omitted, as the information is not applicable or is not required under the related instructions, or because the information required is already included in the financial statements or the notes thereto.

   (3) Exhibits.

      We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description of Exhibit	Incorporated by Reference			
		Form	File Number	Exhibit	Filing Date
2.1†	Agreement and Plan of Merger, dated as of September 20, 2021, by and among Procore Technologies, Inc., Lucky Strike Merger Sub, Inc., Express Lien, Inc., and Shareholder Representative Services LLC, as Stockholder Representative	10-Q	001-40396	2.1	November 5, 2021
3.1†	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-40396	3.1	May 24, 2021
3.2†	Amended and Restated Bylaws of the Registrant	8-K	001-40396	3.1	December 6, 2024
4.1†	Form of common stock certificate of the Registrant	S-1/A	333-236789	4.1	May 6, 2021
4.2†	Sixth Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders, dated September 24, 2019	S-1/A	333-236789	4.2	February 28, 2020
4.3*	Description of Registrant's Securities				
10.1†+	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers	S-1/A	333-236789	10.1	May 6, 2021
10.2†+	Procore Technologies, Inc. 2014 Equity Incentive Plan and related form agreements	S-1/A	333-236789	10.2	February 28, 2020
10.3*+	Procore Technologies, Inc. 2021 Equity Incentive Plan, as amended, and related form agreements				
10.4†+	Procore Technologies, Inc. 2021 Employee Stock Purchase Plan	S-1/A	333-236789	10.4	May 10, 2021
10.5†+	Cash Incentive Bonus Plan	S-1/A	333-236789	10.10	February 28, 2020
10.6†+	Non-Employee Director Compensation Policy	10-Q	001-40396	10.2	May 2, 2024
10.7†+	Offer Letter by and between Craig F. Courtemanche and the Registrant, dated as of April 30, 2021	S-1/A	333-236789	10.11	May 6, 2021
10.8†+	Offer Letter by and between Benjamin Singer and the Registrant, dated as of April 30, 2021	S-1/A	333-236789	10.14	May 6, 2021
10.9†+	Offer Letter by and between Joy Driscoll Durling and the Registrant, dated as of July 27, 2022	10-Q	001-40396	10.1	August 5, 2022

Exhibit Number	Description of Exhibit	Incorporated by Reference			
		Form	File Number	Exhibit	Filing Date
10.10†+	Offer Letter by and between Steven Scott Davis and the Registrant, dated as of October 6, 2022	10-Q	001-40396	10.1	November 4, 2022
10.11†+	Offer Letter by and between Howard Fu and the Registrant, dated as of May 8, 2023	8-K	001-40396	10.10	May 8, 2023
10.12†+	Offer Letter by and between Lawrence Joseph Stack and the Registrant, dated as of April 1, 2024	10-Q	001-40396	10.10	May 2, 2024
10.13†+	2021 Form of Executive Severance Agreement between the Registrant and each of its executive officers	S-1/A	333-236789	10.17	May 6, 2021
10.14*+	2024 Form of Executive Severance Agreement between the Registrant and each of its executive officers				
19.1*	Insider Trading Policy, as amended				
21.1*	List of subsidiaries of the Registrant				
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm				
24.1*	Power of Attorney (included on signature page)				
31.1*	Section 302 Certification of Principal Executive Officer				
31.2*	Section 302 Certification of Principal Financial Officer				
32.1*#	Section 906 Certification of Principal Executive Officer				
32.2*#	Section 906 Certification of Principal Financial Officer				
97.1†	Incentive Compensation Recoupment Policy	10-K	001-40396	97.1	February 26, 2024
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				

		Incorporated by Reference			
Exhibit Number	**Description of Exhibit**	**Form**	**File Number**	**Exhibit**	**Filing Date**
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

* Filed herewith.

† Previously filed.

+ Indicates management contract or compensatory plan.

\# The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Exchange Act, and are not to be incorporated by reference into any of the Registrant's filings under the Securities Act, irrespective of any general incorporation language contained in any such filing.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Procore Technologies, Inc.

Date: February 26, 2025

By: /s/ Craig F. Courtemanche, Jr.

Craig F. Courtemanche, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig F. Courtemanche, Jr. and Howard Fu, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Craig F. Courtemanche, Jr. Craig F. Courtemanche, Jr.	President, Chief Executive Officer, and Director *(Principal Executive Officer)*	February 26, 2025
/s/ Howard Fu Howard Fu	Chief Financial Officer and Treasurer *(Principal Financial Officer)*	February 26, 2025
/s/ William F. Fleming, Jr. William F. Fleming, Jr.	Senior Vice President, Corporate Controller *(Principal Accounting Officer)*	February 26, 2025
/s/ Kathryn A. Bueker Kathryn A. Bueker	Director	February 26, 2025
/s/ Nanci E. Caldwell Nanci E. Caldwell	Director	February 26, 2025
/s/ Erin M. Chapple Erin M. Chapple	Director	February 26, 2025
/s/ Brian Feinstein Brian Feinstein	Director	February 26, 2025

Signature	Title	Date
/s/ William J.G. Griffith IV William J.G. Griffith IV	Director	February 26, 2025
/s/ Kevin J. O'Connor Kevin J. O'Connor	Director	February 26, 2025
/s/ Graham V. Smith Graham V. Smith	Director	February 26, 2025
/s/ Elisa A. Steele Elisa A. Steele	Director	February 26, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]



PROCORE

6309 CARPINTERIA AVENUE
CARPINTERIA, CA 93013
PROCORE.COM